Annual Report





07051212






CERNER
All Together





2006









Outlining Cerner's future

Throughout our history, one of Cerner's core strategic tenets has been moving healthcare boundaries to create organic growth. As we look out over the next quarter century, our entrepreneurial spirit, coupled with our industry-leading investment in research and development, is leading us in exciting directions, including:

- Expanding our global reach
- Connecting a new generation of devices through our *CareAware™* architecture
- Leveraging digitized clinical and pharmaceutical information for new discoveries, improved clinical trials and rapid commercialization of life-saving therapies
- Partnering with employers to eliminate the friction in healthcare through *Healthe™* employer services


CERNER
All Together

Employers

Global HIT

U.S. HIT Market

Cerner Millennium

Pharma and Data

Healthcare Devices

ANNUAL REPORT 2006


CERNER
All Together

Table of Contents: Annual Report 2006

Board of Directors

Neal L. Patterson

- Chairman of the Board and Chief Executive Officer, Cerner Corporation

Clifford W. Illig

- Vice Chairman, Cerner Corporation

Gerald E. Bisbee Jr., Ph.D.

- Chairman, President and Chief Executive Officer, ReGen Biologics, Inc., Franklin Lakes, NJ

The Honorable John C. Danforth

- Partner, Bryan Cave LLP, St. Louis, MO
- Ambassador to the United Nations, June 2004–January 2005
- U.S. Senator - Missouri, 1976-1995

The Honorable Nancy-Ann DeParle

- Managing Director of CCMP Capital
- Adjunct Professor of Health Care Systems at the Wharton School of the University of Pennsylvania
- Administrator, Centers for Medicare and Medicaid Services, 1997-2000

Michael E. Herman

- General Partner, Herman Family Trading Company, Kansas City, MO
- President, Kansas City Royals Baseball Club, 1992-2000

William B. Neaves, Ph.D.

- President and Chief Executive Officer, The Stowers Institute for Medical Research, Kansas City, MO

William D. Zollars

- Chairman, President and Chief Executive Officer, YRC Worldwide

Leadership

Cerner Executive Cabinet

Neal L. Patterson • Chairman of the Board and Chief Executive Officer
Clifford W. Illig • Vice Chairman
Earl H. "Trace" Devanny, III • President
Paul M. Black • Executive Vice President and Chief Operating Officer
Jeffrey A. Townsend • Executive Vice President
Zane M. Burke • Senior Vice President, United States Client Relationships
Paul N. Gorup • Senior Vice President and Chief of Innovation
Douglas M. Krebs • Senior Vice President and General Manager, Global
Marc G. Naughton • Senior Vice President and Chief Financial Officer
Michael R. Nill • Senior Vice President, Technical Architecture and CernerWorks
Michael G. Valentine • Senior Vice President and General Manager, United States
Stephen L. Oden • Vice President, Intellectual Property Development
Shellee K. Spring • Vice President, PowerWorks
Donald D. Trigg • Vice President and Chief Marketing Officer
Julia M. Wilson • Vice President and Chief People Officer

Cerner Executive Management

Jack A. Newman, Jr. • Executive Vice President
John B. Landis • Senior Vice President, Client Operations
Paul J. Sinclair • Senior Vice President, Services
Robert J. Campbell • Vice President and Chief Learning Officer
Gay M. Johannes • Vice President and Chief Quality Officer
Jay E. Linney • Vice President, Healthe Governments
William J. Miller • Vice President, TechWorks and DeviceWorks
Catherine E. Mueller • Vice President, Client Experience
J. Randall Nelson • Vice President, Life Sciences
Randy D. Sims • Vice President, Chief Legal Officer and Secretary
Jacob P. Sorg • Vice President, National Practices
Bill D. Wing • Vice President, Healthe Employer Services

United States Client Organization

Richard J. Flanigan • Senior Vice President, Cerner Corporation and President, Academic and Children's

Jude G. Dieterman • Vice President, Cerner Corporation and President, Client Development

Michael C. Neal • Vice President, Cerner Corporation and President, U.S. West

John T. Peterzalek • Vice President, Cerner Corporation and President, U.S. East

Global Client Organization

Marcos Garcia • Vice President, U.K. National Programmes
David W. Sides • Vice President and General Manager, United Kingdom
Bruno N. Slosse • Vice President and General Manager, France and Spain
Amr Mostafa Gad • General Manager, Middle East
Richard W. Heise • General Manager, Australia and New Zealand
Brian P. Sandager • General Manager, Germany
Robert J. Shave • Vice President, Cerner Corporation and President, Cerner Canada
David Wood • General Manager, East Asia

Intellectual Property Organization

Douglas S. McNair, M.D. & Ph.D. • SeniorVice President, Knowledge and Discovery

J. Bryan Ince • Vice President, Knowledge and Discovery
David P. McCallie, Jr., M.D. • Vice President, Medical Informatics
Rama Nadimpalli • Managing Director, Cerner India

To Cerner's Shareholders, Clients and Associates:

2006 was a year of solid performance and progress for Cerner, a successful year by almost all measurements. Here for your review are some of the highlights of Cerner's performance in 2006. For perspective, we have included the associated long-term 3-, 5- and 10-year compound growth rates for many of the financial metrics.

- Annual revenues grew 19% to $1.38 billion in 2006, with long-term growth rates of 18%, 19% and 22%.
- Global revenues (all non-United States revenues) grew 83%.
- Net earnings[1] grew 33% to $113 million, with long-term growth rates of 39%, 27% and 30%.
- Earnings per share[1] grew 27% to $1.39, with long-term growth rates of 33%, 25% and 28%.
- Revenue backlog grew 25% to $2.7 billion, with long-term growth rates of 29%, 28% and 29%.
- Cash flow from operations grew to $232 million, with long-term growth rates of 20%, 29% and 24%.
- Our six-year-old *CernerWorks* manual services business had another great year, with revenues increasing 45% to $110 million.
- We set operational records across the company, measured by the number of systems implemented, in just about every country we do business. We implemented nearly 1,300 solutions during 2006 and ended the year with more than 6,000 *Cerner Millennium®* solutions live at more than 1,000 client sites across the world. In total, our strategic client footprint now includes approximately 6,000 hospital, health system, physician practice, clinic, laboratory, pharmacy and employer clients.
- Our Intellectual Property Development organization had a milestone year, producing the largest new software release in our history. The *Cerner Millennium 2007* release became generally available on November 15.
- We had another record year in Bookings, Backlog, Revenues, Operating Earnings, Net Earnings, Earnings Per Share, Cash Collections and Operating Cash Flow.

In 2006, we continued to demonstrate Cerner's ability to produce good short-term results while also investing heavily to create the long-term growth that has been a hallmark of Cerner. Consistently high compound growth rates over 5, 10 and 20 years are created by special companies. Our growth records now exceed 20 years. One year at a time. Our long-term success has four basic components: thinking long term (we call it *vision*); being able to create substantial *value* for our clients; *executing* our business plans with discipline and precision; and occupying a *growing market*, healthcare information technology. Although there is no guarantee of being able to continue this rate of growth for the next 25 years, we strongly believe that the lessons learned along the way will be an advantage as we pursue future goals.

We view this letter as our opportunity to communicate some aspects of Cerner that we often are not able to address in other venues. In this year's letter, we discuss our "luck" in being in the right place, at the right time, with the right stuff; we share our focused ideas about how to finish this decade strong; and we lay out how we view the next decade of major opportunities.

Note: Several years ago, we used this letter to document our business model and describe each segment of our business in detail. We heard numerous positive responses regarding how beneficial this format and level of discussion were to you. For this year's business model discussion, please see the Appendix following this letter.

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1 Net earnings and earnings per share reflect adjustments compared to results reported on a Generally Accepted Accounting Principles (GAAP) basis in our 10-K. These adjustments have been reconciled to GAAP results in previously filed Form 8-Ks.

1975	1979	1982	1983
	Neal Patterson, Paul Gorup, and Cliff Illig leave Arthur Andersen & Co. to form their own company	*PathNet®* is installed in the lab at St. John Medical Center in Tulsa, Oklahoma	29 associates

In the Right Place at the Right Time – with the Right Stuff

Luck is not a word commonly used in business, but it should be. Sometimes you do end up in the right place at the right time. As an entrepreneur, you think in terms of "catching the wave." Most growth markets are created by new innovations adopted over a period of time. The winners get a large market share of customers during these early phases of the adoption. Although it may be "luck," another way to view Cerner's success to date would be to say that we have consistently been in the right place at the right time – with the right stuff.

The Right Place

Over the past 25 years, healthcare delivery grew from 6% of the U.S. economy to 16%. Although the starting points are different, every major industrialized country in the world has experienced similar growth in the cost of healthcare. This is a stunning reallocation of our national production. And everyone knows the demographic tsunami has yet to come ashore—meaning the baby boomers. Innovations that can improve the performance of each organization in the industry are well received. Healthcare is the right place.

Over the same 25 years, information technology has seen a number of major waves, each leaving the consumer with successively greater capabilities at ever-decreasing price points. These waves of innovation thrust us into fundamentally new ways of connecting and collaborating, driving increases of productivity and effectiveness into nearly every sector of our economy, and impacting our daily lives in how we work, learn and communicate.

The intersection of healthcare and information technology, called healthcare information technology (HIT), has been the right place for Cerner over the past 25 years. We believe that the next 25 will be even more exciting and will continue to be filled with opportunities.

The Right Time

There seems to come a tipping point in every major adoption of new technology when the prevailing wisdom shifts from, "Why *not* to do it" to "Why *to* do it.'" HIT reached that magic point this decade. Before that point, in terms made familiar by Geoffrey Moore, the risk-taking "early adopters," feeding off innovation, drove the change. Then the risk-averse "majority" of the market showed up looking for an edge through increases in productivity or competitive advantage by driving widespread digitization of business processes. Healthcare has differed in many respects from industries like financial services, retail sales, manufacturing and distribution; it was slower to completely embrace the digitization of its core clinical processes.

In the final days of 1999, a report published by the National Institutes of Health estimated that up to 100,000 lives were being lost each year due to preventable medical error. Although the methodology and range of estimates used in the Institute of Medicine's "To Err Is Human, Building a Safer Health System" were sometimes debated, the medical profession accepted the premise that it needed to change. Since then, there has been only one direction to go. Healthcare needs a digital platform capable of automating all of its core processes and eliminating reliance on the error-prone human memory. Doctors, nurses, pharmacist are asking for help. Healthcare has its own tipping point.

The time is right.

The Right Stuff

The 1980s and 1990s were very good to Cerner. In the beginning, we focused on selling into the *departments*: laboratory, radiology, pharmacy and respiratory. Healthcare had many departments. We started and grew in that environment. However, we saw the much larger need for a common architecture to support the entire enterprise. Twenty years ago, in our 1986 IPO, we laid out our then-current vision for a common architecture for the healthcare enterprise. We called it *Health Network Architecture* (*HNA*®). Our growth as a company has paralleled the expansion of our vision and architecture over the past 20 years.

1984	1986	1987	1990
Cerner secures $1.5 million venture capital funding from First Chicago Capital Corporation	Cerner goes public on Nasdaq (CERN) $17 million of revenue 149 associates	Cerner listed as one of *Inc.* magazine's 100 fastest-growing companies	Revenues surpass $50 million

Mid-way through the 1990s, with our concept of *HNA* well accepted, it became apparent that the IT waves would continue to come. The healthcare enterprise was going through major changes. We also discovered the missing element in the design—everything needed to be designed around the *person*. The new enterprise became the community. There was a need to stop and rethink, redesign and rebuild everything we had done over the first 15 years. It was a frightening, daunting undertaking. Others questioned our logic, but we were committed to our vision. This commitment led to the creation of *Cerner Millennium*.



Health Economy
Era: 2000
Community
Era: 1995
Enterprise
Era: 1992
Clinical Enterprise
Era: 1988
Laboratory
Growth Through Expanding Architecture

Today, we have a suite of more than 50 applications built on this unified information architecture designed to serve the information needs of healthcare delivery. As the breadth of applications expanded, so did Cerner. The figure to the right shows how we evolved from a single concept into a powerful platform. In the process of this evolution we generated organic growth that propelled Cerner from a starting point of zero to our first billion dollars of annual revenues.

Focus for Finishing this Decade

The remainder of this decade, the first of the new millennium, we expect HIT to continue to be the right place at the right time, and we believe Cerner will continue to have the right stuff. The fundamental facts of healthcare, plus the forces exerted by demographic changes, new scientific advances and healthcare consumers' demands for improved services and customization will also make the next decade the right place and time. On a daily basis, we lay the plans to make sure Cerner has the right stuff.

We will continue to make significant investments in the *Cerner Millennium* platform and the core services we provide our clients. Each day our platform delivers value to thousands of clients and millions of healthcare consumers around the world, in venues from living rooms to physicians' offices to operating theaters, and supporting the needs of employers, state and federal governments. We see a tremendous amount of work to do in the next few years. We must continue to innovate, refine and improve our solutions. What follows is a description of some of our current areas of focus.

Designing for Role-Venue-Condition

There are well over 100 defined medical specialties and sub-specialties in medicine. These are supported by several hundred different professional roles necessary to deliver quality care across the dozens of major care venues, ranging from the home to the physician office, hospital, ICU and nursing home. The number of human conditions that can affect us as patients fills up textbooks and libraries. Each combination of role, venue and condition creates its own unique set of information workflow and content needs. Today, we design our solutions to account for the variation in needs at the role-venue-condition level. It is how healthcare really operates. It is the need. It is hard to do. We have a very good start.

Focusing on the Physician Office Market

The physician's office defines both the critical role and venue that is, for most of us, our de facto medical home. It is, therefore, a strategic venue to systematize in the current healthcare system. The needs of these offices are somewhat defined by the size of the organizations.

1992	1993	1994	1995	1997	1999	2000
2 for 1 stock split (May 12)	2 for 1 stock split (March 1)	1,000 associates	2 for 1 stock split (August 7)	2,000 associates	*HNA Millennium*® Phase 1 is completed	3,000 associates
Cerner Vision Center opens			Secondary stock offering raises $100 million		Cerner makes *Fortune* list of "Best 100 Companies to Work For"	
Revenue surpasses $100 million						

In the United States, there are nearly 600,000 practicing physicians, with about 530,000 in typical physician office practices. About 90% of these are in practices with fewer than 10 physicians. These are very small businesses, frequently running on limited resources and relying on limited business talents. These small practices do not have an extensive IT department, nor do they want one. However, they can and will benefit from highly sophisticated systems that automate their clinical and business functions.

We are using our size as a company to bring economies of scale to these smaller healthcare organizations. We started the *PowerWorks* physician practice business approximately two years ago. Soon thereafter, we went to market with a $595 per physician per month single price point for automating a physician practice's front office, clinical workflow including an Electronic Medical Record, and back office. We revamped our core business processes to address the needs and realities of this market, reducing our cost structures in order to offer these lower price points, leveraging our *CernerWorks* hosting (see below) organization. This work is starting to pay off in the form of steadily increasing levels of new physician practice footprints; this momentum has led to substantial increases in our *PowerWorks* pipeline and positions us well going into 2007. Today we are providing solutions to about 34,000 physicians inside *PowerWorks* in the U.S., with the majority of these relationships originating from the 2005 acquisition of the medical business division of VitalWorks, Inc.

Making Our Platform Industrial Strength

The *Cerner Millennium* platform is improving with age. So much of what we do at Cerner is predicated on a long-term concept of value, and the design of our architecture and solutions is no different. We have reached a very exciting time in the maturity of the architecture when our clients can reap the benefit of the many investments we have made along the way. We work hard to ensure that our architecture, methodologies, services and support work together in shared strategies. We must establish new standards for quality in our solutions. Some of our current work aims to improve the design of specific workflows and content, bringing a greater level of usability to our information technologies, while other initiatives are more focused on the performance characteristics of the platform as a whole.

Industrial Strength is defined by our system's reliability, availability and performance. Our solutions must be "always on," just as healthcare must always be available. Consider this example of how we are improving these core measurements: Less than three years ago, we offered a guarantee of 99.9% (what we call "three nines") system availability for unscheduled downtime to our *CernerWorks* hosted clients. At that time, this standard of guaranteed service was not common in our industry. In 2006, this group of clients experienced 99.98% availability. We are now closing in on "four nines," which we believe is a "meets minimum requirement" for healthcare's 24 x 7 x 365 needs. The table that follows shows the real downtime minutes associated with various service levels of system availability.

		Service Level			
	Minutes	99.000%	99.900%	99.990%	99.999%
Per Day	1,440	14.40	1.44	0.14	0.01
Per Month	43,200	432.00	43.20	4.32	0.43
Per Year	518,400	5,184.00	518.40	51.84	5.18

Adding a "nine" means that you must be 10 times better. Even at "four nines," the system is still unavailable for about one hour during a year. That can be a very difficult one hour.

In 2006, we also introduced the concept of the *Lights On Network*℠, a surveillance system and service that monitors our client-hosted and Cerner-hosted systems in near real-time, enabling the capability to predict and prevent some system issues before the client ever is impacted. On January 15, 2007, this *Lights On Network* offering officially went live for some of our largest connected clients. We are defining the standards for industrial strength in HIT.

2001

Revenue surpasses $500 million

2002

4,000 associates

2003

Cerner and Atos Origin awarded U.K. National Health Service's Choose and Book contract

2004

Cerner celebrates 25th anniversary

Cerner ranks third amongst software companies in the *Wall Street Journal's* Top 50 Returns over a five-year period

5,000 associates

2005

Revenues surpass $1 billion

Cerner signs contract with Fujitsu for southern region of NHS Connecting for Health program in England

Nearly 7,000 associates

2006

2 for 1 stock split (Jan. 10)

Introduced *CareAware*™ device architecture and line of devices

Cerner signs contract with BT for London region of NHS program

First *Cerner Millennium*® site in France

Delivered *Cerner Millennium 2007* software release, containing more new features than any prior release and setting a new quality standard

2006 was also a year during which we redesigned our implementation methodology with *MethodM*℠, Cerner's single engagement delivery model for providing value through solutions, with a goal of cutting the effort of implementing and operating our systems in half by the end of this decade.

Increasing the Value to Our Clients

Value is defined as the relationship of cost relative to benefits. As we industrialize our methods, we have the opportunity to reduce the cost to our clients. We are also focusing on increasing the "benefits" to our clients. Our current clients deeply embed *Cerner Millennium* in their workflows; they rely on it as a strategic enabler of their practice of medicine. For the first time, there is a high level of transparency about the performance of these complex healthcare organizations. This creates both the pressure and the opportunity to make substantial, rapid quality and process improvements. Over the past two years, we have developed a new consulting practice called Lighthouse, which uses our Role-Venue-Condition modeling method to map out best practices for complex medical conditions. Together we are making profound changes to healthcare delivery—from vision to value—creating a new reality. As more of our clients create truly digital hospitals and practices, they will see the significant opportunity to use our *Millennium Lighthouse*℠ clinical process optimization to fully reap the benefits of the investments they have made in technology.

Increasing the Value to Our Shareholders

Shareholder value ultimately is created through increased stock price. Not all of the factors affecting share price are influenced by our management decisions; however, we do affect the core factors. As a management team, we have plans to continue our long-term top line growth in revenues, increase the net earnings and earnings per share through expanding our operating margins and increase the cash flows from operations and free cash flows. The appendix to this letter gives a fairly complete view of these plans. The next section of this letter outlines how we plan to continue our growth well into the next decade, which is an important prerequisite for long-term shareholder value.

The Next Decade: 2010 — 2020

The *healthcare system* is accepted terminology for referencing what is, in fact, a healthcare non-system. Many close to the industry have come to this realization, asking, "Where is the system?" While there are differences by country, the so-called system usually consists of a maze of unconnected, disparate organizations that normally operate in relative isolation with no coherent method of communicating and coordinating with each other. Anyone who is unfortunate enough to have a complex or chronic medical condition will be caught inside the maze, many times left to navigate the twists, turns and blind alleys on their own. The maze produces inconsistent quality of care, tragic medical errors, tremendous waste through redundancy, unfortunate and costly delays in diagnosing conditions and receiving care, and a friction-filled and illogical payment system that creates an obscene level of overhead. The people who work inside the maze are not at fault. There is just no system. At Cerner, we see a decade of opportunities for putting the "system" into the healthcare system.


Employers
Global HIT
U.S. HIT Market
Cerner Millennium
Pharma and Data
Healthcare Devices

Currently the industry is in a long-term phase in which substantially all of the organizations inside the maze are automating the clinical and business processes within their organizations, converting their paper-based medical record into electronic medical records (the EMR) and creating a new medium for the practice of medicine. We believe that this initial digitization of the core processes of healthcare delivery will have a great deal of "second order effects." That is, because of these advances, other major innovations and changes will be possible. It will be this environment that creates Cerner's next decade of opportunities. The figure to the right illustrates these potential opportunities.

Most of Cerner's current business comes from the center box, the United States HIT market. We will spend the remainder of this letter walking you through the other four opportunities in this picture.

Cerner Millennium as a Global Platform

The access to high quality, affordable healthcare is a universal need. Each country has defined a national healthcare policy differently, with the United States being the most "market" driven. But regardless of policy and funding differences, the need for clinically driven information technology has become universal, because healthcare is complex no matter where you go. In many countries, a major shift has occurred inside the federal health departments as they have begun recognizing the potential of information technology to untangle their version of the maze. We believe this trend will continue well into the next decade, fueling demand for industrial-strength technology.

We are well positioned for the future. In our opinion, *Cerner Millennium* is the only contemporary, large-scale, industrial strength architecture capable of addressing the needs of many of these projects. Cerner is the most global company in this industry, with *Cerner Millennium* solutions operating in 17 countries and 5 languages. We began this decade with 6% of our top-line revenues coming from outside the United States. During a period of time when the United States market grew significantly, we still increased this non-U.S. contribution to 15% of revenue by 2006. This growth represents great execution each day by a growing number of global Cerner associates.

The world's most progressive program using IT to fix the healthcare maze is being conducted inside the National Health Service in England. The program was launched in 2003 and 2004, when they divided the country of England into five service regions and awarded contracts to completely digitize every healthcare organization inside these areas. Cerner lost the initial bids for all five regions. We were successful in winning a smaller contract to implement the Choose and Book national appointment booking and referral system, working with the French company Atos Origin as the prime contractor. In 2005, our ability to deliver on this smaller contract earned us a chance to replace the software provider for the South region, one of the five original regions. We are partnering with the prime contractor Fujitsu to deliver software solutions for this region. In 2006, we replaced the software provider for the London area, this time working with prime contractor BT. Today, working with French, Japanese and British companies, we are positioned to provide the majority of the software solutions for approximately 40% of England's public healthcare delivery system. 2007 will be an important year for making progress toward the NHS vision. Our successful performance in England will position Cerner well as other countries broadly adopt HIT.

2006 also saw success stories out of the Middle East, France, Australia, Malaysia and Canada, with the *Cerner Millennium* architecture positioned to become the de facto standard in some countries. *Cerner Millennium* is proving its power as a global platform.

Cerner Millennium as a Device Platform

The level of automation healthcare has achieved over the past 40 years is amazing. Today, most diagnostic procedures are highly automated, including the ability to sequence the entire human genome. The radiological capabilities to non-invasively create images of our internal organs, tissue and pathology are available even in the smallest communities. The ICU is now its own world, with machines capable of supporting life independent of our own organ systems. Whether proximate, attached or embedded, the list of medical devices that supplement and analyze our bodies' own functions grows. Infusion pumps can automatically give the lifesaving drug at the right time. Implanted devices monitor every heartbeat and are programmed to automatically alter the heart's rhythm when necessary. The list goes on. Each of these medical devices has its own computer system integrated within it. Each one produces tremendous quantities of new information about the health of each patient. None of these devices were designed to interoperate with one another.

So, within the tangled complexity of the healthcare organizations, we find another maze of independently designed and functioning devices. This maze, too, needs to work as a "system," with every device completely aware of the complete, current medical context of the patient. Each device needs to be tapped into something larger, a reliable source of truth. Our clients recognize that the *Cerner Millennium* EMR is the single source of truth for the complex physician-pharmacist-nurse interaction that occurs during the medication process of ordering, dispensing and administration. We are leveraging this status to create a device architecture we call *CareAware*™ - because it allows devices to be connected and aware of this source of truth. We are also rolling out a related line of medication dispensing devices called *CareAware RxStation*™ that help make the medication administration process safer and more efficient by being connected to the EMR.

In our opinion, almost every healthcare device must be redesigned to be connected to the care process. Our work has begun.

Cerner Millennium as a Platform for Pharmaceutical Development & Clinical Research

Trusted new knowledge is carefully created in healthcare before it is considered safe for broad application. In the United States, major departments of our federal and state governments are dedicated to the mission of public safety. At the federal level, the Food and Drug Administration is responsible for the safety and efficacy of the drugs we use. Many of the practices used in clinical trials to evaluate each new medication evolved early in the last century, long before we envisioned a digitized healthcare system.

By the end of the next decade, we believe there will be a fundamental shift in how drugs are researched, how clinical trials are conducted and how post-market surveillance of approved drugs will occur. The benefits to these new services will be enormous to all, allowing for rapid development of safer, more effective drugs, along with careful performance monitoring of drugs already in use in the general population.

A related second-order effect will be the transformation of clinical research in the academic organizations in healthcare. Today, the paper-record represents a huge barrier to new learning. For a researcher to effectively "study" the last 100 cases that received a particular treatment, an enormous amount of work is required. He or she must manually review each patient's paper-based record and attempt to decipher handwritten documents describing the patient's medical history and current conditions. In the next decade, research that today would have taken months will be done in minutes. This will have a profound impact on the creation of new knowledge.

Cerner Millennium as a Frictionless Transactional Platform — Employer Services

For decades, Cerner has been challenging many of healthcare's iconic objects—the pen, the chart, the paper and film, the prescription tablet and even the waiting room. In this latter half of the current decade, we are targeting two highly entrenched icons—the clipboard and the insurance company.

Eliminating the Clipboard

Enter your doctor's office, and you are automatically handed *the clipboard*. In general, the clipboard has three types of information: demographic, insurance and clinical. All of this information is already in "the system," entered many times and in many locations in the maze. Each time you fill out a clipboard, the completeness of the information depends on factors as diverse as the structure of the questionnaire, the amount of time given to complete it, your perceptions of what is important that day, whether your memory is working and your patience with this never-ending task. If you *do* complete the clipboard to the best of your ability, remembering your grandfather's rheumatoid arthritis and your uncle's long-ago thyroid cancer, what happens to that information? What if you are the physician with a waiting room full of patients—will you have adequate time to review it? Will it present the real clinical picture, or just what the person remembered? Will it be available to you any time you need it? The clipboard is the start of a series of clinical and financial events that create a great deal of friction in the current healthcare system. It must to be redesigned. To do so requires new structures, systems and processes. It is how everything is connected and how commerce works. Like other areas of commerce, we can fix this within healthcare. It represents a lot of opportunity for Cerner.

Eliminating the Insurance Companies—As We Know Them Today

The productive members of our society pay for all of healthcare. Most of us do this in at least three of the following four ways: 1) through our taxes, which fund the federal, state and provincial programs; 2) through our salaries, which are lessened in order for our employers to fund our health benefits; 3) through our bills paid to doctors, hospitals, and pharmacies, which are inflated to offset the failure-to-pays, the lower reimbursement rates negotiated by Medicare and Medicaid, and the growing uninsured; and/or 4) as individuals, through purchasing expensive individual health insurance. Your doctor and hospital must make a "claim" on funds every time they provide you with necessary services. It is a complex process, full of rules and regulations, and it usually takes months in order for them to be paid by non-clinical companies that operate in the middle of healthcare: insurance companies, third-party administrators (TPAs), managed care organizations (MCOs), pharmaceutical benefit managers (PBMs), a labyrinth of clearinghouses for electronic claims - and the list goes on.

It is a rat's nest of rules, regulations, systems, processes, contracts and networks that make it nearly impossible to comprehend how much we pay our doctors or hospitals and for what. Even the language of "claims," "ownership" and "authorizing care" makes it clear that these organizations have seized control over the provision of care. In a particularly telling example of insurance industry parlance, payments to the physician and hospital are called a "medical loss." The system needs to be redesigned. Recently, *The Wall Street Journal* wrote a series of articles entitled, "Health-Care Gold Mines: Middlemen Strike It Rich." The title captures the point well, that those who exploit the rat's nest capture a lot of wealth.

The result of all of this is that, in the United States, it is estimated that 31% of the expenditures for healthcare go toward administration. That would be 31% of nearly two trillion dollars. *Per year.* We cannot afford to operate this way any longer. We must eliminate the friction.

At Cerner, we have envisioned a *frictionless* transaction system in which the physician and hospital are paid immediately at the point of service for appropriate, high-quality care. This will require a systems approach to redesigning the middle, paying the right price for the right service.

We have started on what will be a long journey. In several geographic and condition-based areas, we have been creating personal health records from the information normally trapped in the maze, empowering individuals as they enter their physician's office to have "the clipboard" already available online. We have a group of employers who have agreed to provide similar services for all of their employees. And inside Cerner, we have gone further and are *eliminating the clipboard* and are implementing a new payment system that, at the point of service, prices the services, pays the physician, and gives the Cerner associate a receipt for the services, paid in full. We call this new approach *Healthe*™. Over the next few years, we will be offering the *Healthe* services to employers in the United States.

At a meeting with financial analysts at the 2005 HIMSS convention, we stated that Cerner will be hard to recognize as the same company by the end of this decade. Most of the financial analysts focus on the center of the company, because that is where the numbers currently are generated. But as the leadership team, we must ensure that there is healthy growth at the periphery of the organization. Over time, it becomes the new center. We expect to finish this decade in a strong position as the clear leader of the entire HIT industry. We also expect to redefine the boundaries of our industry. We have the depth of experience, the resources, the vision and the enthusiasm to do it. Success is never a foregone conclusion, but there is no one we would trade places with. With diligent management and bold leadership, we will recognize and navigate the turns in the road ahead.



NEAL L. PATTERSON
FOUNDER
Chairman & Chief Executive Officer



CLIFFORD W. ILLIG
FOUNDER
Vice Chairman



PAUL N. GORUP
FOUNDER
Senior Vice President and Chief of Innovation



EARL H. DEVANNY, III
President



PAUL M. BLACK
Executive Vice President
& Chief Operating Officer



MARC G. NAUGHTON
Senior Vice President
& Chief Financial Officer



JEFFREY A. TOWNSEND
Executive Vice President



MICHAEL G. VALENTINE
Senior Vice President
& General Manager, United States



JULIA M. WILSON
Vice President & Chief People Officer



Appendix: Cerner's Business Model and Financial Assessment

INTRODUCTION

Over the past several years, it has become a tradition for us to include a detailed discussion of our business model and financial performance as an appendix to the shareholder letter. We are continuing that tradition this year with a discussion of our current business model, 2006 financial performance, and strategy for achieving 20% operating margins. Note that some of the results in this discussion reflect adjustments compared to results reported on a Generally Accepted Accounting Principles (GAAP) basis in our 10K. These adjustments have been reconciled to GAAP results in previously filed form 8-K's.

THE CERNER BUSINESS MODEL

The core of Cerner's business model is the creation of intellectual property (IP) in the form of software and other forms of digital content. Our software is bundled with other technologies and services to create complete clinical and business solutions for healthcare providers. In short, we build it, sell it, deliver it, and support it for healthcare provider organizations around the world ("it" in this context refers to the solutions Cerner creates for healthcare organizations). In our opinion, we have a healthy business model, and under the right circumstances we believe it will continue to improve over the next several years. Below is a graphical representation of Cerner's business model showing a top-to-bottom flow of how we convert new business opportunities and our backlog into revenue and earnings.



Sales Pipeline
New Contract Bookings
Support Contracts
Contract Backlog
Support Backlog
Total 2006 Revenue = $1,378M
System Sales
Services, Support & Maintenance
Licensed Software $272M
Technology $158M
Subscriptions/ Transactions $76M
Professional Services $383M
Managed Services $110M
Support & Maintenance $340M
x11%
x43%
x27%
$228M
$17M
$33M
$103M
$28M
$221M
Total 2006 Contribution Margin = $630M (46% of Revenue)
Contribution Margin %
Contribution Margin $
Less: Indirect Costs
R & D 18% of revenue ($243M)
SG & A 15% of revenue ($202M)
($445M)
Operating Margin
$185M, 13%
Less: Taxes & Net Int. Exp./Other Income
Taxes ($73M)
Net Interest Exp./Other Income $2M
($71M)
Net Earnings
$114M
82M Shares
Earnings Per Share
$1.39

At the top of our model is our **Sales Pipeline** of potential future business opportunities we have identified in the marketplace. Our pipeline has increased substantially over the past several years, reflecting both a strong domestic and global market for our solutions and our leadership position in the healthcare information technology marketplace.

During each quarter, we sign new contracts to deliver our solutions to clients. These contract signings are reported as **New Contract Bookings** and become part of our contract backlog. A typical new contract will impact our revenues in the current quarter and for the next several quarters, or even years, depending on how the licenses, technology, subscriptions/transactions, managed services, and professional services are delivered.

Almost all of our client contracts will also contain provisions for **Support Contracts** in which Cerner agrees to provide a broad set of services that support our clients' use of our solutions in demanding clinical settings. This support includes addressing technical issues related to our software and providing access to future releases of licensed software. We also provide support and maintenance agreements for third party software and hardware that we resell to our clients.

Continuing with our top-down business model flow, the value of the new contract bookings and support contracts rolls into our **Contract Backlog** and **Support Backlog**, respectively. Even though almost all of our systems are in service for decades, our reported Support Backlog only includes the expected value for one year of support revenue for all of our client support contracts. We have historically reported the value of these backlogs because we believe they are important to our shareholders' ability to interpret the overall health of our business. Our total backlog (signed contracts with unrecognized revenues and one year of support for all support contracts) ended 2006 at approximately $2.66 billion and grew at healthy compounded annual rates of 29%, 28% and 29% over the past three, five and 10 years.

At the core of our business model are our various revenue streams and the contribution each stream makes toward the profitability of Cerner. The contribution is stated as the recognized revenue less the direct cost to produce that revenue. On our business model, we have depicted six revenue categories that roll into the two revenue line items on our income statement. **Licensed Software, Technology**, and **Subscriptions/Transactions** make up the **System Sales** line of our income statement, and **Professional Services, Managed Services**, and **Support & Maintenance** make up the **Services, Support & Maintenance** line. Here is a description of each revenue stream:

- **Licensed Software.** We develop and license IP (our architectures, application software, executable and referential knowledge, data and algorithms) to our clients. Our standard license is perpetual—providing our clients permanent rights to use the software they purchase. This approach contrasts with the approach of most of our competitors who are always trying to sell "upgrades" to their clients. We believe our approach is part of the reason for our leadership position and the reason we have so many long-term client relationships—some longer than 20 years. We recognize revenues from licensed software as we achieve pre-defined client engagement milestones, such as delivery and installation of our software. In 2006, this type of revenue represented 20% of our total revenues with a profit contribution of 84%.
- **Technology.** We bundle licensed software with other companies' IP (e.g., that of HP, IBM, Microsoft, Oracle) in the form of sublicenses to create complete technology solutions for our clients. We also resell bundled computer equipment (hardware) from technology companies to create a completely functional system. We recognize revenues from technology resale as the equipment is delivered to our clients. In 2006, these revenues represented approximately 11% of our total revenue with a profit contribution of 11%. Even at lower margins than the rest of our businesses, technology resale is vital to Cerner as it is a driver of other high margin, high visibility revenue, such as technical services, sublicensed software support, and equipment maintenance. A future contributor to the Technology business model will be our *CareAware* line of healthcare devices.
- **Subscriptions/Transactions.** Another method by which we provide IP is based on a subscription model that has a periodic usage charge. This is the primary way we package and provide medical knowledge, which changes based on research and can be updated independently from the software in which it is embedded. Also included in this category of revenue is our Electronic Data Interchange (EDI) transaction revenue. EDI is the electronic transfer of data between healthcare providers and payers. Both the subscription and transaction model revenue streams are generally recognized monthly, and in 2006 they represented 6% of our total revenues with a profit contribution of 43%.
- **Professional Services.** We provide a wide range of professional services to assist our clients in the implementation of our information systems in their organizations. These services are in the form of project management, technical and application expertise, and education and training of our clients' workforce to assist in the construction and implementation of our systems. We recognize revenues associated with these consulting activities as they are provided to our clients. In 2006, these revenues represented approximately 27% of our total revenue with a profit contribution of 27%. We have a number of initiatives in place in order to improve the profitability of this element of our business.
- **Managed Services.** There are some services that, in certain circumstances, we can perform better and more economically than our clients can for themselves. Over the past several years, we have begun to offer a number of such services through our *CernerWorks* organization. We currently offer a set of technical services that include Remote Hosting, Application Management Services and Disaster Recovery. Remote Hosting is the largest of these offerings, and it involves Cerner buying (out of cash flows) the necessary equipment, installing it in one of our data centers, and operating the entire system on the client's behalf. The revenues for this service and our charge for the equipment are recognized monthly as we provide the services. Most of our clients choose to own their own software license, so that portion of the revenue is unchanged. Cerner owns the equipment, however, instead of selling it upfront to the client; this impacts the technology resale portion of the revenue. Managed Services represented 8% of our total revenue in 2006. The profitability of this part of our business is currently at 25% and should increase as the business matures and we are able to operate at optimal capacity and spread the fixed costs across a larger revenue stream.

Cerner 2006 Revenue Mix



Reimbursed Travel 3%
Support and Maintenance 25%
Licensed Software 20%
Technology 11%
Managed Services 8%
Professional Services 27%
Subscription /Transaction 6%

- **Support & Maintenance.** The final portion of our revenue comes from the ongoing support and maintenance services we provide after our systems are in use by our client organizations. Almost all of our clients contract for these services. Clients with support contracts get 24x7 access to our Immediate Response Center, which serves as our "emergency room", as well as access to a very knowledgeable base of associates in our Immediate Answer Center for less urgent issues. In addition, our clients' support payments give them ongoing access to the latest releases of our IP. Cerner also provides support for sublicensed software and maintenance for third-party hardware. In 2006, support and maintenance revenues represented approximately 25% of total revenue with a strong profit contribution of 65%.

Note that the revenue categories discussed above add up to 97% of total revenue. The remaining 3% is revenue from reimbursed travel expenses related to Cerner associates traveling to client locations. This revenue has a zero margin as it is simply a pass-through of our client-related travel expenses that are billed to our clients, but which we are required to report as revenue.

The two large indirect expenses in our business model are the costs of our **Research and Development (R&D)**, which was equal to 18% of revenue in 2006, and the indirect portion of **Selling, General and Administrative (SG&A)** activities, which represented 15% of revenue in 2006. Cerner has a long history of investing heavily in R&D and using that investment to systematically expand markets to create organic growth. We expect to invest at least $1 billion in R&D over the next four to five years, an investment we believe is unmatched in our industry. Over the next several years, we expect the industrial strength of our *Cerner Millennium* architecture and the enactment of several initiatives designed to leverage our R&D investments to slow the rate of increase in R&D spending, while continuing our strong record of innovation and organic growth. Similarly, we expect to take advantage of our scalable business infrastructure to reduce the rate of increase in SG&A spending to below our revenue growth rate. We expect this leverage to help improve operating margins without impacting our ability to develop and deliver new solutions to our clients.

In 2006, our overall operating margin of $185 million was 13.4% of revenue. The remaining items in our business model are taxes and net interest expense and other income, which totaled $71 million in 2006, leaving $114 million of net earnings, or $1.39 of earnings per share.

ASSESSMENT OF 2006 FINANCIAL RESULTS

We continued to focus on three key financial objectives in 2006: growing the top line, expanding operating margins and generating free cash flow.

Growing the Top Line

Cerner has consistently delivered strong long-term revenue growth. Both our new business bookings and revenue have grown at compound annual rates of 20% or more over the past five- and ten-year time horizons. In 2006, we grew our revenue at 19%. Our strong growth in 2006 came on double digit growth in both U.S. and global revenue. Notably, our global business had a very strong year with revenue growing 83% and increasing from 10% to 15% of total revenue. Our replacement of a competitor as the software provider in the London region of a national information technology project in England was a part of our global success in 2006. This came after winning the Southern England region in 2005. Our global business also had good contributions in 2006 from the Middle East, Australia, France and Canada.



$250
$200
$150
$100
$50
$0
15%
12%
9%
6%
3%
0%
Global Revenue
Percent of Total Revenue
2001
2002
2003
2004
2005
2006

In 2007, we believe we can continue driving growth by selling into our large client base, continuing to gain market share in new opportunities or by replacing competitors, building on our global momentum, and continuing to deliver growth from new areas, such as our *CareAware* healthcare device architecture and devices, *Healthe* employer services, physician practice solutions, data opportunities, and solutions and services for the pharmaceutical market.

Expanding Operating Margins

In February of 2004, we mapped out our path from the 2003 level of 9% operating margins to our target of 20%. We have made very good progress since then, with our operating margin expanding over 400 basis points to 13.4% in 2006. Our operating margin dollars of $185 million in 2006 was in line with our targeted levels, but the operating margin percent of 13.4% was slightly below our target of 14% due to a higher level of revenue than we originally planned. Despite being behind the operating margin percent target, we are still pleased with our progress because our margin expansion initiatives coupled with our strong top line performance have been key contributors to our earnings growing more than 30% each of the past three years.

Also note that our operating margin percent continues to be impacted by contracts with Fujitsu and BT in England, which are being accounted for at zero margin (equal amounts of revenue and expense) until all elements of software have been delivered. In 2006, our operating margin was 14.1% after adjusting for these contracts.

In February 2007 we updated our path to 20% operating margins. Below is a table containing the key elements of our path to achieving 20% operating margins. This path assumes that the revenue from our contracts with BT and Fujitsu will remain at zero-margin through all of 2008 even though our goal is to be recognizing margin sometime in 2008. It is also important to note that our margin expansion path is based on the assumption that we will grow our revenue by approximately 13% in 2007 and approximately 12% per year after 2007.

Path to 20% Operating Margins	Business Model	Actual Cont. Margin 2005	Actual Cont. Margin 2006	Estimated Contribution Margin 2007E	Estimated Contribution Margin 2008E	Estimated Contribution Margin 2009E	Cumulative Impact on Operating Margin
Key Assumptions ■ 13% 2007 revenue growth; ~12% per year after 2007 ■ UK Revenue at zero margin through 2008; positive margins in 2009 ■ Excludes Options Expense	Licensed Software	85%	84%	84%	84%	84%	0 bp
	Technology	13%	11%	13%	15%	16%	48 bp
	Subscription/Transaction	37%	43%	46%	47%	48%	23 bp
	Professional Services	27%	27%	28%	29%	32%	120 bp
	Managed Services	25%	25%	25%	26%	27%	24 bp
	Support & Maintenance	62%	65%	67%	68%	69%	85 bp
	R&D (% of Total Rev.)	(18%)	(18%)	(17%)	(16%)	(15%)	180 bp
	SG&A (% of Total Rev.)	(15%)	(15%)	(14%)	(13%)	(13%)	150 bp
	Operating Margin		**13.4%**	**15%**	**17%**	**20%**	**630 basis points**
	Adj. Operating Margin*		**14.1%**	**16%**	**18%**	**20%**	

*Adjusted for zero margin UK Revenue; majority of this is Services revenue, which is why Services contribution margin was flat from 2005 to 2006.

Highlights of the margin expansion drivers include:

- **Improving Professional Services Margins from 27% in 2005 to 32% by 2009.** We expect this to contribute approximately 120 basis points to Cerner's operating margin. We will continue to leverage our Solutions Center implementation approach, which has higher margins than traditional projects and accounted for approximately one fourth of application go lives in 2006. Further efficiencies are expected from initiatives such as *Bedrock*™, our wizard-like technology that automates much of the implementation and management of our *Cerner Millennium* information platform, and *Method M*℠, which provides standardized processes during implementation. These initiatives have the potential to significantly reduce the implementation costs for Cerner and our clients while delivering more predictable outcomes, allowing for margin expansion and a competitive advantage in the marketplace.
- **Leverage R&D Investments, bringing R&D as a percentage of revenue down from 18% to 15% by 2009.** We expect this to contribute approximately 180 basis points to Cerner's operating margin. There is meaningful opportunity to generate margin expansion by honing and hardening *Cerner Millennium* architecture and solutions. Taking advantage of our common platform should allow us to continue our record of innovation while growing R&D spending at a rate that is slower than our top-line growth rate. The key to doing this will be our ability to extend Millennium to new revenue opportunities, such as the global marketplace, without significant incremental costs. Our operations in India will also contribute to our ability to control the rate of R&D growth.
- **Leverage Sales, General, and Administrative expenses.** We expect this to contribute approximately 150 basis points to Cerner's operating margin. We have built a scalable business infrastructure that should allow us to keep our SG&A spending growth rate lower than our top-line growth rate.
- **Expand Margins and grow revenue in Managed Services and Subscription / Transaction business models.** We expect these to contribute over 40 basis points to Cerner's operating margin. Both of these business models are relatively immature, but they are experiencing strong growth, and we expect them both to become more profitable as they grow and the fixed costs associated with supporting them are spread over a higher revenue base.
- **Increase profitability of Technology Resale.** We expect this to contribute nearly 50 basis points to Cerner's operating margin. The primary driver of this will be focusing on getting better margins on hardware sales and increasing the mix of higher margin sublicensed software as a percent of total technology resale.
- **Increase profitability of Support and Maintenance.** We expect this to contribute approximately 85 basis points to Cerner's operating margin. As we have continued to harden the Millennium platform, our incremental cost to support each additional client has declined. We expect this to continue, which will allow us to expand the profitability of this highly visible revenue stream.

A key point regarding our margin expansion strategy is that we are executing it while our business model is transitioning to more visible and recurring revenue components. For example, in 2000, approximately 55% of Cerner's revenue came from what we consider visible or recurring sources such as Professional Services, Managed Services, Subscriptions/Transactions, and Support & Maintenance. In 2006, 68% of our revenue came from these sources, and by 2009, we estimate that 72% of our revenue will be coming from these sources.

Earnings Growth

Because of our strong top-line growth and strong margin contribution from all areas of our business in 2006, we grew our earnings 33%. Our three-, five- and ten-year compound annual earnings growth rates of 39% and 27%, and 30%, respectively, reflect our ability to drive long-term earnings growth. Going forward, our top-line strategies coupled with continued focus on productivity enhancements and margin expansion position us well to grow earnings 20 to 25% annually.



Operating Cash Flow
Free Cash Flow*
$ in Millions
$250
$200
$150
$100
$50
$0
($50)
2000
2001
2002
2003
2004
2005
2006

* *FCF = Operating CF less Capital Expenditures and Capitalized Software*

Generating Cash Flow

A healthy business generates cash flow. Perhaps our most significant improvement over the past few years has been in our cash flow performance. 2006 was another solid year of cash performance with $233 million of operating cash flow, $40 million of free cash flow (operating cash flow less capital expenditures and capitalized software), and days sales outstanding of 90 days, which is down from 96 days in 2005. Free cash flow declined slightly from 2005 due to heavy investments in our rapidly growing *CernerWorks* managed services business, including breaking ground on a new data center on our campus. We expect free cash flow to increase in 2007, even with continued heavy investment in our hosting business and the purchase and renovation of additional office space in Kansas City. And we expect free cash flow to accelerate in 2008 as *CernerWorks* becomes free cash flow positive.

Stock Price

At Cerner, we manage the company, not the stock price. In the short term, the stock price can be influenced by many factors beyond our control, but we believe in the long term it will closely reflect the quality of our decisions. We believe it is important for our shareholders that we focus on delivering strong long-term results, but we also understand the importance of delivering consistently against short-term targets. We continue to deliver results towards both of those objectives. In 2006, Cerner's stock price finished the year relatively flat after having increased 71% during 2005. When measuring Cerner's stock performance over the three-, five-, and ten-year periods using compound annual growth rates, the returns are 34%, 13%, and 19%, respectively—significantly greater than the returns for The NASDAQ Stock Market, which range from four to seven percent compound annual growth rates in the same time periods.

ANNUAL REPORT 2006
FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: **December 30, 2006**
OR
( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: **0-15386**

CERNER CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**43-1196944**
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)
2800 Rockcreek Parkway North Kansas City, MO	**64117**
(Address of principal executive offices)	(Zip Code)

(816) 221-1024
(Registrant's telephone number, including area code)
None
(Former name, former address and former fiscal year, if changed since last report)
Securities registered pursuant to Section 12(b) of the Act:
Common Stock, $.01 par value per share
(Title of Class)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

As of June 30, 2006, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $2,063,790,353 based on the closing sale price as reported on the NASDAQ Global Market.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at February 23, 2007
[Common Stock, $.01 par value per share]	78,884,801 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Shareholders' Meeting to be held May 25, 2007 (Proxy Statement)	Part III

PART I

Item 1. Business

Overview

Cerner Corporation ("Cerner" or the "Company") is a Delaware business incorporated in 1980. The Company's corporate headquarters are located at 2800 Rockcreek Parkway, North Kansas City, Missouri 64117. Its telephone number is (816) 221-1024. The Company's Web site address is www.cerner.com. The Company makes available free of charge, on or through its Web site, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

Cerner is a supplier of healthcare information technology (HIT), healthcare devices and related services. Organizations ranging from single-doctor practices, to hospitals, to corporations, to local, regional and national government agencies use *Cerner®* solutions. Cerner's solutions and services are designed to help our clients make healthcare safer, more efficient, and of higher quality.

The Company's solutions have been designed and developed on the unified *Cerner Millennium®* architecture. The person-centric solution framework combines clinical, financial and management information systems. It provides secure access to an individual's electronic medical record at the point of care and organizes and proactively delivers information to meet the specific needs of the physician, nurse, laboratory technician, pharmacist or other care provider, front- and back-office professionals and even consumers. In addition, Cerner's *CareAware™* device architecture is designed to bridge the gap between medical devices and patient information by connecting information from various devices to the clinician workflow and electronic medical record. Cerner also offers a broad range of services including implementation and training, remote hosting, support and maintenance, healthcare data analysis and clinical process optimization.

The Healthcare and Healthcare IT Industry

Around the world, healthcare costs continue to rise as healthcare professionals work to uphold quality standards. The Centers for Medicare and Medicaid Services (CMS) has reported that, in the United States, healthcare represents 16 percent of the gross national product, which they project will reach 20 percent by 2015. In this climate, HIT is broadly seen as a way to curb these growing costs while improving the quality of care.

Policy Reforms

The federal government is currently using its position as the nation's leading purchaser of healthcare products and services to promote HIT use. For example, CMS and the Office of the Inspector General (OIG) are allowing acute care organizations to help provide referring physicians with hardware, software, training and support necessary to implement e-prescribing or interoperable electronic medical record systems.

To increase the availability of healthcare pricing information, CMS posts information on what Medicare will pay for 30 common elective procedures and other hospital admissions. We believe this focus on transparency could incent healthcare organizations to use technology to improve safety and efficiency.

Private Sector Approaches

Healthcare costs are a significant issue for employers as well. According to the Journal of Occupational and Environmental Medicine, productivity losses related to personal and family health problems cost U.S. employers $1,685 per employee per year or about $226 billion annually. The cost of health insurance rose 7.7 percent in 2006, much higher than the overall rate of inflation (3.5 percent) or the increase in workers' earnings (3.8 percent).

Faced with these costs, some large employers have become advocates of HIT. For example, Applied Materials, Inc., BP America, Inc., Cardinal Health, Inc., Intel Corporation, Pitney Bowes, Inc. and Wal-Mart Stores, Inc. founded an initiative in 2006 focused on creating personal health records for their employees. We believe this type of employer activism is a positive for the HIT industry as it supports wider-spread adoption of electronic medical records.

Cerner Vision

Cerner's vision has evolved from a fundamental thought: Healthcare should revolve around the individual, not the encounter. This concept led to Cerner's vision of a Community Health Model and the creation of the unified *Cerner Millennium* architecture, the Company's person-centric, enterprise-wide architecture. The Community Health Model encompasses four steps:

Automate the Care Process

Cerner offers a longitudinal, person-centric electronic medical record, giving clinicians electronic access to the right information at the right time and place to achieve the optimal health outcome.

Connect the Person

Cerner is dedicated to building a personal health system. Medical information and care regimens accessible from home empower consumers to effectively manage their conditions and adhere to treatment plans, creating a new medium between physicians and individuals.

Structure the Knowledge

Cerner is dedicated to building systems that help bring the best science to every medical decision by structuring, storing and studying the content surrounding each care episode to achieve optimal clinical and financial outcomes.

Close the Loop

Incorporating a medical discovery into daily practice can take as long as ten years. Cerner is dedicated to building systems that implement evidence-based medicine, reducing the average time from the discovery of an improved method to the change in the standard of care.

Cerner Strategy

Key elements of the Company's business strategy include:

Leverage the unified *Cerner Millennium* architecture and the depth and breadth of *Cerner* solutions to continue expanding market share.

- Increase penetration of both large health systems and independent hospitals
- Further penetrate existing client base by cross-selling additional *Cerner* solutions and services
- Increase penetration of physician practices by offering a high-value suite of solutions with low up-front and recurring costs
- Continue to expand presence in non-U.S. markets

Continue to develop innovative solutions and services that leverage the Company's technology and human capital expertise and that drive continued organic revenue growth.

- Innovative solutions for employers
- State and regional community health record initiatives
- Healthcare device innovation
- Clinical process optimization
- Solutions and services that leverage the data being captured in the digital healthcare environment
- More efficient methods of transacting healthcare

Offer more efficient and predictable implementations and systems that can be operated at lower costs to reduce total cost of ownership for the Company's clients.

- The *Bedrock*™ technology automates the implementation and management of the *Cerner Millennium* information platform.
- *CernerWorks*™ managed services allow Cerner to manage complexity and technology risks for clients while providing more reliability and lower costs.
- The *MethodM*™ approach is the Company's single methodology to working with clients to deliver value through implementation of *Cerner Millennium* solutions.

Deliver optimal client experience that will allow critical relationships with the Company's clients to continue growing.

- World-class support services
- Predictable and efficient implementations and upgrades
- Lower total cost of ownership
- Commitment to research and development

Solution and Service Highlights

Foremost among the Company's major accomplishments in 2006 was the release of *Cerner Millennium 2007*. With the *Millennium 2007* solutions, the Company delivered the largest set of new functions it has ever included in a single release. The *Millennium 2007* solutions included a major change in design philosophy around role-venue-condition workflow that resulted in a new physician-user interface and workflow. We also redefined our approach to quality by implementing new testing and performance standards.

We are also improving the value of our solutions through *CernerWorks*, our six-year-old, remote-hosting business. Our system availability is now approaching 99.99 percent, or "four nines", scheduled availability.

In 2006, we also introduced the *Lights On Network*™, surveillance system and service. The network monitors client-hosted and Cerner-hosted systems in near real-time, predicting and helping to prevent future system issues.

Cerner made significant changes in our physician practice business, *PowerWorks*®, in 2006. We went to market with a single price point for automating a physician practice's front office, clinical workflow and back office. We also redesigned our implementation approach, using a tele-service model and Web-based training, which significantly reduces, and in some cases eliminates, the need for on-site implementation consultants.

The Company is also enhancing its professional implementation and consulting services. Through our *MethodM* methodology, we give our clients a predictable approach to implementation that translates into a faster return on their investment. And we expanded the productivity gains we have made with our centralized implementation and upgrade centers and our *Bedrock* solution (our system of automated tools that guide clients through the design, build and maintenance of a *Cerner Millennium* system). With these initiatives, and continued efficiencies in *CernerWorks* managed services, Cerner is striving to reduce the effort of implementing and operating the Company's systems.

An area of focus for 2007 is *Millennium Lighthouse*™, a consulting practice that works with clients to determine previously unidentified and unconnected relationships among healthcare processes and outcomes. Clients use the solutions to compare these relationships to similar organizations and implement measurable process changes.

Positioning for Continued Long-Term Growth

Cerner believes the market remains healthy for selling and delivering HIT solutions for acute care and physician organizations in the U.S. In addition, we are continuing to expand our boundaries. Four specific areas of focus include:

1. Continued expansion of our global reach
2. Healthcare data, using our extensive clinical databases to help pharmaceutical companies solve several issues such as getting drugs approved faster and safety monitoring
3. Creating connected healthcare devices
4. Reducing friction in healthcare through more efficient payment for services, community connectivity, a national record bank and a global record bank

Global Expansion

The Company continues to grow in global markets. Cerner provides software for England's national Choose and Book scheduling system, which exceeded two million referrals during 2006. We also won a new contract to provide an imaging diagnostic solution in the southwest and northwest of England. Cerner also has contracts to provide HIT for approximately 40 percent of the country's population, namely the Southern England and London clusters of the country's Connecting for Health initiative.

Cerner is expanding its presence in Australia, with contracts to provide HIT in the two largest states, Victoria and New South Wales. We are also increasing our focus in other world markets, including France, the Middle East, Malaysia and Canada.

Healthcare Data

Cerner's Life Sciences business, which provides analysis services to pharmaceutical companies, continues to grow. In 2006, Cerner acquired Galt Associates, Inc. (now Cerner Galt, Inc.), a company that helps drug companies better understand the performance of their compounds through surveillance of adverse drug events. An important component of Cerner Life Sciences is the *Health Facts*® solution, a data warehouse that captures and stores the data generated by *Cerner* solutions, aggregates it and develops reports that enable healthcare organizations to identify areas for intervention and improvement, and benchmark progress against regional and national data.

Connected Healthcare Devices

In 2006, Cerner extended *Cerner Millennium* with our *CareAware* healthcare device architecture and *MDBus*™ technology, a "USB for healthcare." This innovation extends the reach of *Cerner Millennium* solutions, opening new opportunities for growth. The *CareAware* architecture allows for connection of healthcare devices to *Cerner Millennium* and non-*Millennium* systems. The Company also continued development of our new *RxStation*™ automated medication dispensing devices.

Reducing Friction

Healthe™, our family of solutions and services for employers and governments, is another area of focus for the Company. As an employer, Cerner has begun using the Healthe Exchange, a wholly-owned subsidiary of the Company, as the third party administrator of our health plans. Cerner intends to begin offering the Healthe Exchange third party administrator services to other employers. Also included in Healthe services is our on-site Healthe Clinic.

Software Development

We commit significant resources to developing new health information system solutions. As of December 30, 2006, approximately 2,300 associates were engaged full-time in software solution development activities. Total expenditures for the development and enhancement of our software solutions were approximately $262,163,000, $225,606,000 and $188,264,000 during the 2006, 2005 and 2004 fiscal years, respectively. These figures include both capitalized and non-capitalized portions and exclude amounts amortized for financial reporting purposes.

The Company expects to continue investment and development efforts for its current and future solution offerings. As new clinical and management information needs emerge, Cerner intends to enhance its current software solution lines with new versions released to clients on a periodic basis. In addition, Cerner plans to: expand its current software solution lines by developing additional information systems for clinical, financial, operational and/or consumer use; continue to support simultaneous use of *Cerner* solutions across multiple facilities; and, continue to expand in the global marketplace.

The Company is committed to maintaining open attributes in its system architecture to achieve operability in a diverse set of technical and application environments. The Company strives to design its systems to co-exist with disparate applications developed and supported by other suppliers. This effort is exemplified by Cerner's *Open Engine Application Gateway*™, *Open Port Interface*™ and *MillenniumObjects*® offerings.

Sales and Marketing

The markets for Cerner's HIT solutions, healthcare devices and services include integrated delivery networks, physician groups and networks, managed care organizations, hospitals, medical centers, free-standing reference laboratories, home health agencies, blood banks, imaging centers, pharmacies, pharmaceutical manufacturers, employer coalitions and public health organizations. To date, a substantial portion of system sales have been in clinical solutions in hospital-based provider organizations. The *Cerner Millennium* architecture is highly scalable, with solutions being used in organizations ranging from several-doctor physician practices, to community hospitals, to complex integrated delivery networks, to local, regional and national government agencies. All *Cerner Millennium* solutions are designed to operate on HP or IBM platforms, thereby allowing Cerner to be price competitive across the full size and organizational structure range of healthcare providers. The sale of a Cerner software health information system usually takes approximately nine to 18 months, from the time of initial contact to the signing of a contract.

The Company's executive marketing management is located in its North Kansas City, Missouri, headquarters, while its client representatives are deployed across the United States and globally. In addition to the U.S., the Company, through subsidiaries and joint ventures, has sales associates and/or offices in Australia, Canada, France, Germany, Hong Kong, India, Saudi Arabia, Singapore, Malaysia, Spain, the United Kingdom and the United Arab Emirates. Cerner's consolidated revenues include foreign sales of $207,367,000, $113,317,000 and $62,426,000 for the 2006, 2005 and 2004 fiscal years, respectively.

The Company supports its sales force with technical personnel who perform demonstrations of *Cerner* solutions and services and assist clients in determining the proper hardware and software configurations. The Company's primary direct marketing strategy is to generate sales contacts from its existing client base and through presentations at industry seminars and tradeshows. Cerner utilizes telemarketing primarily for sales to physician practices. Cerner markets the *PowerWorks* solution, offered on a subscription basis, directly to the physician practice market. Cerner attends a number of major tradeshows each year and sponsors executive user conferences, which feature industry experts who address the HIT needs of large healthcare organizations.

Client Services

Substantially all of Cerner's clients enter into software maintenance agreements with the Company for support of their *Cerner* systems. In addition to immediate software support in the event of problems, these agreements allow clients the use of new releases of the *Cerner* solutions covered by maintenance agreements. Each client has 24-hour access to the client support team located at Cerner's world headquarters in North Kansas City, Missouri and the Company's global support organization in the United Kingdom. Most of Cerner's clients also enter into hardware maintenance agreements with Cerner. These arrangements normally provide for a fixed monthly fee for specified services. In the majority of cases, Cerner subcontracts hardware maintenance to the hardware manufacturer. Cerner also offers a set of managed services that include remote hosting, application management services and disaster recovery.

Backlog

At December 30, 2006, Cerner had a contract backlog of approximately $2,194,460,000 as compared to approximately $1,724,583,000 at December 31, 2005. Such backlog represents system sales and services from signed contracts, which have not yet been recognized as revenue. At December 30, 2006, the Company had approximately $132,748,000 of contracts receivable, which represents revenues recognized under the percentage of completion method but not yet billable under the terms of the contract.

At December 30, 2006, Cerner had a software support and maintenance backlog of approximately $469,473,000 as compared to approximately $415,681,000 at December 31, 2005. Such backlog represents contracted software support and hardware maintenance services for a period of 12 months. The Company estimates that approximately 42 percent of the aggregate backlog at December 30, 2006 of $2,663,933,000 will be recognized as revenue during 2007.

Competition

The market for HIT solutions, devices and services is intensely competitive, rapidly evolving and subject to rapid technological change. Our principal existing competitors in the healthcare solutions and services market include: Eclipsys Corporation, Epic Systems Corporation, GE Healthcare Technologies, iSoft Corporation, McKesson Corporation, Medical Information Technology, Inc. ("Meditech"), Misys Healthcare Systems and Siemens Medical Solutions Health Services Corporation, each of which offers a suite of software solutions that compete with many of our software solutions and services. Other competitors focus on only a portion of the market that Cerner addresses. For example, competitors such as Allscripts Healthcare Solutions, Inc., Emdeon Corporation and Quality Systems, Inc. offer solutions to the physician practice market but do not currently have a significant presence in the health systems and independent hospital market. We view our principal competitors in the healthcare device market to include: Omnicell, Inc., Cardinal Health, Inc. and McKesson Corporation; and we view our principal competitors in the healthcare transactions market to include: ProxyMed, Inc., Emdeon Corporation, McKesson Corporation and The TriZetto Group, Inc., with almost all of these competitors being substantially larger or having more experience and market share than us in their respective market. In addition, we expect that major software information systems companies, large information technology consulting service providers, system integrators, managed care companies and others specializing in the healthcare industry may offer competitive software solutions, devices or services. The pace of change in the HIT market is rapid and there are frequent new software solution, device or service introductions, enhancements and evolving industry standards and requirements. We believe that the principal competitive factors in this market include the breadth and quality of solution and service offerings, the stability of the solution provider, the features and capabilities of the information systems and devices, the ongoing support for the systems and devices and the potential for enhancements and future compatible software solutions and devices.

Number of Employees ("Associates")

As of December 30, 2006, the Company employed 7,419 associates worldwide.

Item 1A. Risk Factors

Risks Related to Cerner Corporation

We may be subject to product-related liabilities. Many of our software solutions, healthcare devices or services (including life sciences/research services) provide data for use by healthcare providers in providing care to patients. No claims have been brought against us to date regarding injuries related to the use of our software solutions, healthcare devices or services (including life sciences/research services), but such claims may be made in the future. Although we maintain liability insurance coverage in an amount that we believe is sufficient for our business, there can be no assurance that such coverage will cover a particular claim that may be brought in the future, prove to be adequate or that such coverage will continue to remain available on acceptable terms, if at all. A successful material claim brought against us, if uninsured or under-insured, could materially harm our business, results of operations and financial condition.

We may be subject to claims for system errors and warranties. Our software solutions and healthcare devices, particularly the *Cerner Millennium* versions, are very complex. As with complex software solutions and devices offered by others, our software solutions and healthcare devices may contain coding or other errors, especially when first introduced. Although we conduct extensive testing, we have discovered errors in our software solutions and healthcare devices after their introduction. Our software solutions and healthcare devices are intended for use in collecting and displaying clinical information used in the diagnosis and treatment of patients. Therefore, users of our software solutions and healthcare devices have a greater sensitivity to errors than the market for software products and devices generally. Our client agreements typically provide warranties concerning material errors and other matters. Failure of a client's *Cerner* software solutions and/or healthcare devices to meet these warranties could constitute a material breach under the client agreement, allowing the client to terminate the agreement and possibly obtain a refund and/or damages, or might require us to incur additional expense in order to make the software solution or healthcare device meet these criteria. Our client agreements generally limit our liability arising from such claims but such limits may not be enforceable in certain jurisdictions or circumstances. A successful material claim brought against us, if uninsured or under-insured, could materially harm our business, results of operations and financial condition.

We may experience interruption at our data centers or client support facilities. We perform data center and/or hosting services for certain clients, including the storage of critical patient and administrative data. In addition, we provide support services to our clients through various client support facilities. We have redundancies, such as multiple backup generators and redundant telecommunications lines, as well as technical and physical security safeguards, built into our operations to reduce the likelihood of disruptions. However, complete failure of all generators, impairment of all telecommunications lines, severe damage (environmental, accidental, intentional or pandemic) to the buildings, the equipment inside the buildings housing our data centers, the client data contained therein and/or the personnel trained to operate such facilities could cause a disruption in operations and negatively impact clients who depend on us for data center and system support services. Any interruption in operations at our data centers and/or client support facilities could damage our reputation, cause us to lose existing clients, hurt our ability to obtain new clients, result in revenue loss, cause potential liability to our clients and us and increase insurance and other operating costs.

Our proprietary technology may be subjected to infringement claims or may be infringed upon. We rely upon a combination of license agreements, confidentiality procedures, employee nondisclosure agreements, confidentiality agreements with third parties and technical measures to maintain the confidentiality and trade secrecy of our proprietary information. We also rely on trademark and copyright laws to protect our intellectual property rights. We have initiated a patent program but currently have a limited patent portfolio. Despite our protective measures, we may not be able to adequately protect against copying, reverse-engineering, infringement or unauthorized use or disclosure of our intellectual property.

In addition, we could be subject to intellectual property infringement claims as the number of competitors and patents in the healthcare information technology market increases, the functionality of our software solutions and services expands, and we enter new markets such as healthcare device innovation, healthcare transactions and life sciences. These claims, even if not meritorious, could be expensive to defend. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award, develop noninfringing technology, obtain a license and/or cease selling the solutions, devices and services that contain or rely upon the infringing intellectual property.

We are subject to risks associated with our global operations. We market, sell and service our solutions, devices and services globally. We have established offices around the world, including in: the Americas, Europe, the Middle East and the Asia Pacific region. We will continue to expand our global operations and enter new global markets. This expansion will require significant management attention and financial resources to develop successful direct and indirect global sales and support channels. Our business is generally transacted in the local functional currency. In some countries, our success will depend in part on our ability to form relationships with local partners. There is a risk that we may sometimes choose the wrong partner. For these reasons, we may not be able to maintain or increase global market demand for our solutions, devices and services.

Global operations are subject to inherent risks, and our future results could be adversely affected by a variety of uncontrollable and changing factors. These include, but are not limited to:

- Greater difficulty in collecting accounts receivable and longer collection periods
- Difficulties and costs of staffing and managing global operations
- The impact of global economic conditions
- Certification, licensing or regulatory requirements
- Unexpected changes in regulatory requirements
- Changes to or reduced protection of intellectual property rights in some countries
- Inability to obtain necessary financing on reasonable terms to adequately support global operations and expansion
- Unfavorable or changing foreign currency exchange rates
- Potentially adverse tax consequences
- Different or additional functionality requirements
- Trade protection measures
- Service provider and government spending patterns
- Natural disasters, war or terrorist acts
- Poor selection of a partner in a country
- Political conditions which may impact sales or threaten the safety of associates or our continued presence in these countries

Our failure to effectively hedge exposure to fluctuations in foreign currency exchange rates could unfavorably affect our performance. We have recently begun to utilize derivative instruments to hedge our exposure to fluctuations in foreign currency exchange rates. Some of these instruments and contracts may involve elements of market and credit risk in excess of the amounts recognized in the Consolidated Financial Statements. For additional information about risk on financial instruments, see "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operation – Market Risk." Further, our financial results from global operations may decrease if we fail to execute or improperly hedge our exposure to currency fluctuations.

Our success depends upon the recruitment and retention of key personnel. To remain competitive in our industries, we must attract, motivate and retain highly skilled managerial, sales, marketing, consulting and technical personnel, including executives, consultants, programmers and systems architects skilled in the healthcare information technology, healthcare devices, healthcare transactions and life sciences industries and the technical environments in which our solutions, devices and services operate. Competition for such personnel in our industries is intense. Our failure to attract additional qualified personnel could have a material adverse effect on our prospects for long-term growth. Our success is dependent to a significant degree on the continued contributions of key management, sales, marketing, consulting and technical personnel. We have succession plans in place; however, the unexpected loss of key personnel could have a material adverse impact to our business and results of operations, and could potentially inhibit development and delivery of our solutions, devices and services and market share advances.

We significantly rely on third party suppliers. We license or purchase intellectual property and technology (such as software, hardware and content) from third parties, including some competitors, and incorporate it into or sell it in conjunction with our solutions, devices and services, some of which are critical to the operation and delivery of our solutions, devices and services. If any of the third party suppliers were to change product offerings, increase prices or terminate our licenses or supply contracts, we might need to seek alternative suppliers and incur additional internal or external development costs to ensure continued performance of our solutions, devices and services. Such alternatives may not be available on attractive terms, or may not be as widely accepted or as effective as the intellectual property or technology provided by our existing suppliers. If the cost of licensing, purchasing or maintaining the third party intellectual property or technology significantly increases, our gross margin levels could significantly decrease. In addition, interruption in functionality of our solutions, devices and services could adversely affect future sales of solutions, devices and services.

We intend to continue strategic business acquisitions which are subject to inherent risks. In order to expand our solutions, device offerings and services and grow our market and client base, we may continue to seek and complete strategic business acquisitions that we believe are complementary to our business. Acquisitions have inherent risks which may have a material adverse effect on our business, financial condition, operating results or prospects, including, but not limited to: 1) failure to successfully integrate the business and financial operations, services, intellectual property, solutions or personnel of the acquired business; 2) diversion of management's attention from other business concerns; 3) entry into markets in which we have little or no direct prior experience; 4) failure to achieve projected synergies and performance targets; 5) loss of clients or key personnel of the acquired business; 6) incurrence of debt and/or assumption of known and unknown liabilities; 7) write-off of software development costs and amortization of expenses related to intangible assets; and, 8) dilutive issuances of equity securities. If we fail to successfully integrate acquired businesses or fail to implement our business strategies with respect to these acquisitions, we may not be able to achieve projected results or support the amount of consideration paid for such acquired businesses.

Risks Related to the Healthcare Information Technology, Healthcare Device and Healthcare Transaction Industry

The healthcare industry is subject to changing political, economic and regulatory influences. For example, the Balanced Budget Act of 1997 (Public Law 105-32) contained significant changes to Medicare and Medicaid and had an impact for several years on healthcare providers' ability to invest in capital intensive systems. In addition, the Health Insurance Portability and Accountability Act of 1996 (HIPAA) is having a direct impact on the healthcare industry by requiring identifiers and standardized transactions/code sets and necessary security and privacy measures in order to ensure the protection of protected health information. These regulatory factors affect the purchasing practices and operation of healthcare organizations. Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state level and to change healthcare financing and reimbursement systems. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate. Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in our software solutions and services.

Many healthcare providers are consolidating to create integrated healthcare delivery systems with greater market power. These providers may try to use their market power to negotiate price reductions for our software solutions and services. As the healthcare industry consolidates, our client base could be eroded, competition for clients could become more intense and the importance of acquiring each client becomes greater.

The healthcare industry is highly regulated at the local, state and federal level. We are subject to a significant and wide-ranging number of regulations both within the United States and elsewhere, such as regulations in the areas of: healthcare fraud, e-prescribing, claims processing and transmission, medical devices and the security and privacy of patient data.

Healthcare Fraud. Federal and state governments continue to strengthen their positions and scrutiny over practices involving healthcare fraud affecting healthcare providers whose services are reimbursed by Medicare, Medicaid and other government healthcare programs. Healthcare providers who are our clients are subject to laws and regulations on fraud and abuse which, among other things, prohibit the direct or indirect payment or receipt of any remuneration for patient referrals, or arranging for or recommending referrals or other business paid for in whole or in part by these federal or state healthcare programs. Federal enforcement personnel have substantial funding, powers and remedies to pursue suspected or perceived fraud and abuse. The effect of this government regulation on our clients is difficult to predict. While we believe that we are in substantial compliance with any applicable laws, many of the regulations applicable to our clients and that may be applicable to us, are vague or indefinite and have not been interpreted by the courts. They may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could broaden their applicability to us or require our clients to make changes in their operations or the way in which they deal with us. If such laws and regulations are determined to be applicable to us and if we fail to comply with any applicable laws and regulations, we could be subject to sanctions or liability, including exclusion from government health programs, which could have a material adverse effect on our business, results of operations and financial condition.

E-Prescribing. The use of our solutions by physicians for electronic prescribing, electronic routing of prescriptions to pharmacies and dispensing is governed by state and federal law. States have differing prescription format requirements, which we have programmed into our software. In addition, in November 2005, the Department of Health and Human Services announced regulations by CMS related to "E-Prescribing and the Prescription Drug Program" ("E-Prescribing Regulations"). These E-Prescribing Regulations were mandated by the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. The E-Prescribing Regulations set forth standards for the transmission of electronic prescriptions. The final regulations adopted two standards effective January 2006. A second and final set of required standards are to be published no later than April 1, 2008 and implemented no later than April 1, 2009. These standards are detailed and significant, and cover not only transactions between prescribers and dispensers for prescriptions but also electronic eligibility and benefits inquiries and drug formulary and benefit coverage information. Our efforts to provide solutions that enable our clients to comply with these regulations could be time-consuming and expensive.

Claims Transmissions. Certain of our solutions assist our clients in submitting claims to payers, which claims are governed by federal and state laws. Our solutions are capable of electronically transmitting claims for services and items rendered by a physician to many patients' payers for approval and reimbursement. Federal law provides civil liability to any person that knowingly submits a claim to a payer, including, for example, Medicare, Medicaid and private health plans, seeking payment for any services or items that have not been provided to the patient. Federal law may also impose criminal penalties for intentionally submitting such false claims. We have policies and procedures in place that we believe result in the accurate and complete transmission of claims, provided that the information given to us by our clients is also accurate and complete. The HIPAA security, privacy and transaction standards, as discussed below, also have a potentially significant effect on our claims transmission services, since those services must be structured and provided in a way that supports our clients' HIPAA compliance obligations.

Regulation of Medical Devices. The United States Food and Drug Administration (the "FDA") has declared that certain of our solutions are medical devices that are actively regulated under the Federal Food, Drug and Cosmetic Act ("Act") and amendments to the Act. As a consequence, we are subject to extensive regulation by the FDA with regard to those solutions that are actively regulated. Other countries have similar regulations in place related to medical devices, that now or may in the future apply to certain of our solutions. If other of our solutions are deemed to be actively regulated medical devices by the FDA or similar regulatory agencies in countries where we do business, we could be subject to extensive requirements governing pre- and post-marketing requirements including pre-market notification clearance. Complying with these medical device regulations on a global perspective is time consuming and expensive. Further, it is possible that these regulatory agencies may become more active in regulating software that is used in healthcare.

There have been eight FDA inspections since 1998 at various Cerner sites. Inspections conducted at our world headquarters in 1999 and our prior Houston facility in 2002 each resulted in the issuance of an FDA Form 483 that we responded to promptly. The FDA has taken no further action with respect to either of the Form 483s that were issued in 1999 and 2002. The remaining six FDA inspections, including inspections at our world headquarters in 2006, resulted in no issuance of a Form 483. We remain subject to periodic FDA inspections and we could be required to undertake additional actions to comply with the Act and any other applicable regulatory requirements. Our failure to comply with the Act and any other applicable regulatory requirements could have a material adverse effect on our ability to continue to manufacture and distribute our solutions. The FDA has many enforcement tools including recalls, seizures, injunctions, civil fines and/or criminal prosecutions. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Security and Privacy of Patient Information. State and federal laws regulate the confidentiality of patient records and the circumstances under which those records may be released. These regulations govern both the disclosure and use of confidential patient medical record information and require the users of such information to implement specified security measures. Regulations currently in place governing electronic health data transmissions continue to evolve and are often unclear and difficult to apply.

HIPAA requires national standards for some types of electronic health information transactions and the data elements used in those transactions, security standards to ensure the integrity and confidentiality of health information and standards to protect the privacy of individually identifiable health information. Covered entities under HIPAA, which include healthcare organizations such as our clients, were required to comply with the privacy standards by April 2003, the transaction regulations by October 2003 and the security regulations by April 2005. As a business associate of the covered entities, we, in most instances, must also ensure compliance with the HIPAA regulations as it pertains to our clients.

The effect of HIPAA on our business is difficult to predict, and there can be no assurances that we will adequately address the business risks created by HIPAA and its implementation, or that we will be able to take advantage of any resulting business opportunities. Furthermore, we are unable to predict what changes to HIPAA, or the regulations issued pursuant to HIPAA, might be made in the future or how those changes could affect our business or the costs of compliance with HIPAA. Evolving HIPAA-related laws or regulations could restrict the ability of our clients to obtain, use or disseminate patient information. This could adversely affect demand for our solutions if they are not re-designed in a timely manner in order to meet the requirements of any new regulations that seek to protect the privacy and security of patient data or enable our clients to execute new or modified healthcare transactions. We may need to expend additional capital, research and development and other resources to modify our solutions and devices to address these evolving data security and privacy issues.

We operate in intensely competitive and dynamic industries, and our ability to successfully compete and continue to grow our business depends on our ability to respond quickly to market changes and changing technologies and to bring competitive new solutions, devices, features and services to market in a timely fashion. The market for healthcare information systems, healthcare devices, healthcare transactions and life sciences consulting services are intensely competitive, dynamically evolving and subject to rapid technological and innovative changes. Development of new proprietary technology or services is complex, entails significant time and expense and may not be successful. We cannot guarantee that we will be able to introduce new solutions, devices or services on schedule, or at all, nor can we guarantee that, despite extensive testing, errors will not be found in our new solution releases, devices or services before or after commercial release, which could result in solution, device or service delivery redevelopment costs and loss of, or delay in, market acceptance.

We believe that the principal competitive factors in the healthcare information market include the ease of implementation, the breadth and quality of system and software solution offerings, the stability of the information system provider, the ongoing support for the system and the potential for enhancements and future compatible software solutions. Certain of our competitors have greater financial, technical, product development, marketing and other resources than us and some of our competitors offer software solutions that we do not offer. Our principal existing competitors in the healthcare solutions and services market include: Eclipsys Corporation, Epic Systems Corporation, GE Healthcare Technologies, iSoft Corporation, McKesson Corporation, Medical Information Technology, Inc. ("Meditech"), Misys Healthcare Systems and Siemens Medical Solutions Health Services Corporation, each of which offers a suite of software solutions that compete with many of our software solutions and services. There are other competitors that offer a more limited number of competing software solutions and services, including, without limitation: Allscripts Healthcare Solutions, Inc., Emdeon Corporation and Quality Systems, Inc.

We view our principal competitors in the healthcare device market to include: Omnicell, Inc., Cardinal Health, Inc. and McKesson Corporation; and we view our principal competitors in the healthcare transactions market to include: ProxyMed, Inc., Emdeon Corporation, McKesson Corporation and The TriZetto Group, Inc., with almost all of these competitors being substantially larger or having more experience and market share than us in their respective market.

In addition, we expect that major software information systems companies, large information technology consulting service providers and system integrators, Internet-based start-up companies and others specializing in the healthcare industry may offer competitive software solutions, devices or services. The pace of change in the healthcare information systems market is rapid and there are frequent new software solution introductions, software solution enhancements, device introductions, device enhancements and evolving industry standards and requirements. As a result, our success will depend upon our ability to keep pace with technological change and to introduce, on a timely and cost-effective basis, new and enhanced software solutions, devices and services that satisfy changing client requirements and achieve market acceptance.

Risks Related to the Company's Stock

Our quarterly operating results may vary which could adversely affect our stock price. Our quarterly operating results have varied in the past and may continue to vary in future periods, including, variations from guidance, expectations or historical results or trends. Quarterly operating results may vary for a number of reasons including accounting policy changes, any material weaknesses identified in our internal controls, demand for our solutions, devices and services, the financial condition of our clients and potential clients, our long sales cycle, potentially long installation and implementation cycles for larger, more complex and higher-priced systems and other factors described in this section and elsewhere in this report. As a result of healthcare industry trends and the market for our *Cerner Millennium* solutions, a large percentage of our revenues are generated by the sale and installation of larger, more complex and higher-priced systems. The sales process for these systems is lengthy and involves a significant technical evaluation and commitment of capital and other resources by the client. Sales may be subject to delays due to changes in clients' internal budgets, procedures for approving large capital expenditures, competing needs for other capital expenditures, availability of personnel resources and by actions taken by competitors. Delays in the expected sale, installation or implementation of these large systems may have a significant impact on our anticipated quarterly revenues and consequently our earnings, since a significant percentage of our expenses are relatively fixed.

We recognize software revenue upon the completion of standard milestone conditions and the amount of revenue recognized in any quarter depends upon our and our clients' abilities to meet project milestones. Delays in meeting these milestone conditions or modification of the contract could result in a shift of revenue recognition from one quarter to another and could have a material adverse effect on results of operations for a particular quarter.

Our revenues from system sales historically have been lower in the first quarter of the year and greater in the fourth quarter of the year, primarily as a result of clients' year-end efforts to make all final capital expenditures for the then-current year.

Our sales forecasts may vary from actual sales in a particular quarter. We use a "pipeline" system, a common industry practice, to forecast sales and trends in our business. Our sales associates monitor the status of all sales opportunities, such as the date when they estimate that a client will make a purchase decision and the potential dollar amount of the sale. These estimates are aggregated periodically to generate a sales pipeline. We compare this pipeline at various points in time to evaluate trends in our business. This analysis provides guidance in business planning and forecasting, but these pipeline estimates are by their nature speculative. Our pipeline estimates are not necessarily reliable predictors of revenues in a particular quarter or over a longer period of time, partially because of changes in the pipeline and in conversion rates of the pipeline into contracts that can be very difficult to estimate. A negative variation in the expected conversion rate or timing of the pipeline into contracts, or in the pipeline itself, could cause our plan or forecast to be inaccurate and thereby adversely affect business results. For example, a slowdown in information technology spending, adverse economic conditions or a variety of other factors can cause purchasing decisions to be delayed, reduced in amount or cancelled, which would reduce the overall pipeline conversion rate in a particular period of time. Because a substantial portion of our contracts are completed in the latter part of a quarter, we may not be able to adjust our cost structure quickly enough in response to a revenue shortfall resulting from a decrease in our pipeline conversion rate in any given fiscal quarter(s).

The trading price of our common stock may be volatile. The market for our common stock may experience significant price and volume fluctuations in response to a number of factors including actual or anticipated variations in operating results, rumors about our performance or solutions, devices and services, changes in expectations of future financial performance or estimates of securities analysts, governmental regulatory action, healthcare reform measures, client relationship developments, changes occurring in the securities markets in general and other factors, many of which are beyond our control. As a matter of policy, we do not generally comment on our stock price or rumors.

Furthermore, the stock market in general, and the markets for software, healthcare and information technology companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of actual operating performance.

Our Directors have authority to issue preferred stock and our corporate governance documents contain anti-takeover provisions. Our Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock and to determine the preferences, rights and privileges of those shares without any further vote or action by the shareholders. The rights of the holders of common stock may be harmed by rights granted to the holders of any preferred stock that may be issued in the future.

In addition, some provisions of our Certificate of Incorporation and Bylaws could make it more difficult for a potential acquirer to acquire a majority of our outstanding voting stock. This includes, but is not limited to, provisions that: provide for a classified board of directors, prohibit shareholders from taking action by written consent and restrict the ability of shareholders to call special meetings. We are also subject to provisions of Delaware law that prohibit us from engaging in any business combination with any interested shareholder for a period of three years from the date the person became an interested shareholder, unless certain conditions are met, which could have the effect of delaying or preventing a change of control.

Factors that may Affect Future Results of Operations, Financial Condition or Business

Statements made in this report, the Annual Report to Shareholders in which this report is made a part, other reports and proxy statements filed with the Securities and Exchange Commission, communications to shareholders, press releases and oral statements made by representatives of the Company that are not historical in nature, or that state the Company's or management's intentions, hopes, beliefs, expectations or predictions of the future, may constitute "forward-looking statements" within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements can often be identified by the use of forward-looking terminology, such as "could," "should," "will," "intended," "continue," "believe," "may," "expect," "hope," "anticipate," "goal," "forecast," "plan," "guidance" or "estimate" or the negative of these words, variations thereof or similar expressions. Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. It is important to note that any such performance and actual results, financial condition or business, could differ materially from those expressed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Item 1A. Risk Factors and elsewhere herein or in other reports filed with the SEC. Other unforeseen factors not identified herein could also have such an effect. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes in future operating results, financial condition or business over time.

Item 2. Properties

World Headquarters

Our world headquarters offices are located in a Company-owned office park in North Kansas City, Missouri, containing approximately 1,006,467 gross square feet of useable space (the "Campus"), inclusive of the new data center and clinic buildings described below. As of December 30, 2006, we were using approximately 867,619 square feet of such useable space for our U.S. corporate headquarter operations and 3,687 square feet of the remaining space was leased to Executive Travel, a third party company.

In February 2006, we completed construction on the Campus of a 13,136 square foot addition to the 2901 Rockcreek Parkway building to house Healthe Clinic, a wholly-owned subsidiary, which provides primary care services for our associates and their family members.

In 2006, the Company began construction of the world headquarters Technology Center, a 135,161 square foot data center facility on the Campus. Construction is expected to be complete June 2007.

In 2004, we purchased approximately 12 acres of unimproved real estate adjacent to the Campus for campus expansion. This land was purchased to provide a secondary entry into the Campus and to provide for future building development as needed. The first phase of development was the roadway extension and second entry point into the Campus. The second phase of development is the data center facility described above. Future development of this land is undetermined at this time.

Other Properties

In February 2007, we entered into a long-term lease for 480,700 gross square feet of property located in Kansas City, Missouri. The office space, known as the Innovation Campus, will house associates from our intellectual property organizations.

In June 2005, we purchased 263,512 gross square feet of property located in Kansas City, Missouri. The office space, known as the Cerner Oaks Campus, houses associates from the *CernerWorks* and TechnologyWorks groups and associates of Cerner's wholly-owned subsidiary, Healthe Exchange.

We also own property located along the north riverbank of the Missouri River, approximately two miles from the Campus. This property consists of a 96,318 gross square foot building and a 1,300-car parking garage. The building has been renovated for use as a corporate training, meeting and event center for the Company and third parties. We have also made use of the parking garage to meet overflow-parking demands on the Campus.

In 2006, we acquired leases on two additional offices in Sterling, Virginia and Blue Bell, Pennsylvania, as part of the Galt Associates, Inc. acquisition.

As of the end of February 2007, the Company leased office space in: Birmingham, Alabama; Beverly Hills and Garden Grove, California; Denver, Colorado; Overland Park, Kansas; Waltham, Massachusetts; Bel Air, Maryland; Minneapolis and Rochester, Minnesota; Kansas City, Missouri; Charlotte, North Carolina; Beaverton, Oregon; Blue Bell, Pennsylvania; and Sterling and Vienna, Virginia. The Company operates its primary solutions center (or data center) in leased space in Lee's Summit, Missouri. Globally, the Company also leases office space in: Sydney and Melbourne, Australia; Brussels, Belgium; London-Ontario, Canada; Paris, France; Aachen and Idstein, Germany; Hong Kong; Bangalore, India; Kuala Lumpur, Malaysia; Ngee Ann City, Singapore; Barcelona and Madrid, Spain; London and Slough, United Kingdom; and, Abu Dhabi and Dubai Internet City, United Arab Emirates.

In 2006, our Daytona Beach, Florida office was closed as we relocated many associates and/or the necessary business functions to other Company offices.

Item 3. Legal Proceedings

We have no material pending litigation.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of the shareholders of the Company during the fourth quarter of the fiscal year ended December 30, 2006.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock trades on *The NASDAQ Global Select Market®* under the symbol CERN. The following table sets forth the high, low and last sales prices for the fiscal quarters of 2006 and 2005 as reported by *The NASDAQ National Market System*. These quotations represent prices between dealers and do not include retail mark-up, mark-down or commissions, and do not necessarily represent actual transactions.

	2006			2005		
	High	Low	Last	High	Low	Last
First quarter $	49.38	40.33	47.45	27.48	23.60	26.04
Second quarter	47.99	34.70	37.20	34.74	25.69	33.86
Third quarter	47.75	32.50	45.40	43.72	34.03	43.47
Fourth quarter	50.58	44.11	45.50	49.26	40.76	45.46

At February 23, 2007, there were approximately 1,400 owners of record. To date, the Company has paid no cash dividends and it does not intend to pay cash dividends in the foreseeable future. Management believes it is in the shareholders' best interest for the Company to reinvest funds in the operation of the business.

Item 6. Selected Financial Data

(In thousands, except per share data)		2006 (2)(3)	2005 (4)(5)	2004 (6)(7)	2003	2002 (8)(9)(10)
Statements of Earnings Data:						
Revenues	$	1,378,038	1,160,785	926,356	839,587	780,262
Operating earnings		166,167	140,436	111,464	78,097	90,820
Earnings before income taxes and cumulative effect of a change in accounting principle		167,544	135,244	107,920	71,222	80,625
Cumulative effect of a change in accounting for goodwill, net of $486 income tax benefit		-	-	-	-	(786)
Net earnings		109,891	86,251	64,648	42,791	48,022
Earnings per share: (Note 1)						
Basic		1.41	1.16	.90	.61	.68
Diluted		1.34	1.10	.86	.59	.65
Weighted average shares outstanding: (Note 1)						
Basic		77,691	74,144	72,174	70,710	70,916
Diluted		81,723	78,090	75,142	72,712	74,100
Balance Sheet Data:						
Working capital	$	444,656	391,541	310,229	246,412	282,135
Total assets		1,491,390	1,303,629	982,265	854,252	779,279
Long-term debt, excluding current installments		187,391	194,265	108,804	124,570	136,636
Shareholders' equity		918,132	760,533	597,485	494,680	441,244

(1) Reflects the effect of a 2-for-1 stock split distributed on January 9, 2006.

(2) Includes share-based compensation expense recognized in accordance with Statement of Financial Accounting Standards No. 123R. The impact of including this expense is a $11.7 million decrease, net of $7.3 million tax benefit, in net earnings and a decrease to diluted earnings per share of $.14.

(3) Includes a tax benefit of $2.0 million for adjustments relating to prior periods. This results in an increase to diluted earnings per share of $.02.

(4) Includes a tax benefit of $4.8 million relating to the carryback of a capital loss generated by the sale of Zynx Health Incorporated in the first quarter of 2004. The impact of this refund claim is a $4.8 million increase in net earnings and an increase in diluted earnings per share of $.06 for 2005.

(5) Includes a charge for the write-off of acquired in process research and development related to the acquisition of the medical business division of VitalWorks, Inc. The impact of this charge is a $3.9 million decrease, net of $2.4 million tax benefit, in net earnings and a decrease to diluted earnings per share of $.05 for 2005.

(6) Includes a gain on the sale of Zynx Health Incorporated. The impact of this gain is a $3.0 million increase in net earnings and increase to diluted earnings per share of $.04 for 2004.

(7) Includes a charge for vacation accrual of $3.3 million included in general and administrative. The impact of this charge is a $2.1 million decrease, net of $1.2 million tax benefit, in net earnings and a decrease to diluted earnings per share of $.03 for 2004.

(8) Includes a gain on the sale of shares of WebMD common stock. The impact of this gain is a $3.3 million, net of $1.9 million tax expense, increase in net earnings and an increase to diluted earnings per share of $.05 for 2002.

(9) Includes a charge for impairment of investments. The impact of this charge is a $6.3 million, net of $3.6 million tax benefit, decrease in net earnings and a decrease to diluted earnings per share of $.09 for 2002.

(10) Includes the cumulative effect of a change in accounting for goodwill. The impact of this change is a $.8 million, net of $.5 million tax benefit, decrease in net earnings and a decrease to diluted earnings per share of $.01 for 2002.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Cerner Corporation ("Cerner" or the "Company") is headquartered in North Kansas City, Missouri. The Company primarily derives revenue by selling, implementing and supporting software solutions, hardware, healthcare devices and services that give healthcare providers secure access to clinical, administrative and financial data in real time, allowing them to improve the quality, safety and efficiency in the delivery of healthcare. We implement the healthcare solutions as stand-alone, combined or enterprise-wide systems. *Cerner Millennium* software solutions can be managed by the Company's clients or in the Company's data center via a managed services model.

Results Overview

The Company delivered strong results in 2006. Total revenues for 2006 were $1,378,038,000, an increase of 19% over 2005 revenues of $1,160,785,000. Net Earnings for 2006 were $109,891,000, an increase of 27% over 2005 net earnings of $86,251,000. Total new business bookings, which reflect the value of executed contracts for software, hardware, content subscriptions, services and managed services (hosting of clients' software in the Company's data center), was a Company record at $1,469,300,000 in 2006, an increase of 8% compared to $1,355,000,000 in 2005.

In 2006, the Company generated $232,718,000 of cash flow from operations, with record cash collections of approximately $1,457,600,000 and days sales outstanding (DSO) decreasing from 89 days at the end of 2005 to 87 days at the end of 2006.

Healthcare Information Technology Market

2006 continued a trend of positive developments in the healthcare information technology (HIT) marketplace and for the Company. Around the world, healthcare costs continue to rise as healthcare professionals work to uphold quality standards. The Centers for Medicare and Medicaid Services (CMS) has reported that, in the United States, healthcare represents 16 percent of the gross national product, which they project will reach 20 percent by 2015. In this climate, HIT is broadly seen as a way to curb these growing costs while improving the quality of care.

Results of Operations

Year Ended December 30, 2006, Compared to Year Ended December 31, 2005

The Company's net earnings increased 27% to $109,891,000 in 2006 compared to $86,251,000 in 2005. Net earnings for 2006 include adjustments for approximately $1,994,000 of tax benefit for items relating to prior periods. 2006 net earnings also reflect the impact of adopting Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payment," which requires the expensing of stock options. Adoption of SFAS 123R reduced 2006 net earnings by $11,746,000 (net of taxes). Net earnings for 2005 included an adjustment in the third quarter of 2005 related to a prior period for a tax benefit from the carry back of a capital loss generated by the sale of Zynx Health Incorporated (Zynx) of $4,794,000 and the write-off of acquired in-process research and development in the first quarter of 2005 of $3,941,000, net of a $2,441,000 tax benefit. Adjusting for these items, 2006 net earnings increased 40% to $119,643,000 compared to 2005 net earnings of $85,398,000.

Revenues - The Company's revenues increased 19% to $1,378,038,000 in 2006 from $1,160,785,000 in 2005. The revenue composition for 2006 was $505,743,000 in system sales, $340,416,000 in support and maintenance, $492,828,000 in services and $39,051,000 in reimbursed travel.

System sales increased 12% to $505,743,000 in 2006 from $449,734,000 in 2005. Included in system sales are revenues from the sale of software, hardware and sublicensed software, installation fees, transaction processing and subscriptions. System sales growth in 2006 was driven by strong growth of software, hardware and subscriptions.

Support, maintenance and service revenues increased 23% to $833,244,000 in 2006 from $677,664,000 in 2005. Support and maintenance revenues were $340,416,000 and $296,716,000 in 2006 and 2005, respectively. Services revenues were $492,828,000 and $380,948,000 in 2006 and 2005, respectively. Included in support, maintenance and service revenues are support and maintenance of software and hardware, professional services, excluding installation and remote hosting services. These increases were driven by strong performance in delivering *Cerner Millennium* solutions to clients and the continued success of the *CernerWorks* remote hosting services.

Contract backlog, which reflects new business bookings that have not yet been recognized as revenue, increased 27% in 2006 compared to 2005. This increase is due to a strong increase in new business bookings in 2006 compared to 2005. At December 30, 2006, the Company had $2,194,460,000 in contract backlog and $469,473,000 in support and maintenance backlog, compared to $1,724,583,000 in contract backlog and $415,681,000 in support and maintenance backlog at the end of 2005.

Cost of Revenues - The cost of revenues includes the cost of reimbursed travel expense, third party consulting services and subscription content, computer hardware and sublicensed software purchased from hardware and software manufacturers for delivery to clients. It also includes the cost of hardware maintenance and sublicensed software support subcontracted to the manufacturers. The cost of revenues was 21% of total revenues in 2006 and 22% of total revenues in 2005. Such costs, as a percent of revenues, typically have varied as the mix of revenue (software, hardware, services and support) components carrying different margin rates changes from period to period. The decrease in the cost of revenue as a percent of total revenues resulted principally from strong levels of software sales and strong growth in services that do not have a high level of associated third party costs.

Sales and Client Service - Sales and client service expenses include salaries of client service personnel, communications expenses and unreimbursed travel expenses. Also included are sales and marketing salaries, travel expenses, tradeshow costs and advertising costs. These expenses as a percent of total revenues were 42% and 40% in 2006 and 2005, respectively. The increase in total sales and client service expenses to $578,050,000 in 2006 from $466,206,000 in 2005 was primarily due to an increase in personnel expenses associated with the strong growth in our professional services and managed services businesses and an increased presence in the global market. In addition, 2006 sales and client service expense includes $11,412,000 of expense related to the adoption of SFAS 123R.

Software Development - Software development expenses include salaries, documentation and other direct expenses incurred in software development and amortization of software development costs. Total expenditures for software development, including both capitalized and noncapitalized portions, for 2006 and 2005 were $262,163,000 and $225,606,000, respectively. Capitalized software costs were $60,943,000 and $62,039,000 for 2006 and 2005, respectively. Amortization of capitalized software costs was $45,750,000 and $47,888,000 in 2006 and 2005, respectively, leading to total recognized software development expense of $246,970,000 and $211,455,000 in 2006 and 2005, respectively. The increase in aggregate expenditures in software development in 2006 was due to continued development of *Cerner Millennium* solutions. In addition, 2006 software development expense includes $4,269,000 of expense related to the adoption of SFAS 123R.

General and Administrative - General and administrative expenses include salaries for corporate, financial and administrative staffs, utilities, communications expenses, professional fees and the transaction gains or losses on foreign currency. These expenses as a percent of total revenues were 7% in both 2006 and 2005. Total general and administrative expenses were $95,881,000 and $81,620,000 for 2006 and 2005, respectively. The Company had net transaction gains on foreign currency of $3,764,000 for 2006 compared to $2,700,000 for 2005. 2006 general and administrative expense includes $3,340,000 of expense related to the adoption of SFAS 123R.

Interest Expense, Net - Net interest expense was $697,000 in 2006 compared to $5,858,000 in 2005. Interest income increased to $11,877,000 in 2006 from $3,871,000 in 2005, due primarily to higher interest rates and a higher cash balance. Interest expense increased to $12,574,000 in 2006 from $9,729,000 in 2005, due primarily to a higher level of debt during 2006.

Other Income, Net - Other income was $2,074,000 in 2006 compared to $666,000 in 2005. Included in other income is income from office space leased to third parties. 2006 other income also includes a gain recorded in the first quarter of 2006 related to the renegotiation of a supplier contract that eliminated a liability related to unfavorable future commitments due to that supplier. The Company was able to renegotiate the contract to eliminate certain minimum volume requirements and reduce pricing to market rates leading to the elimination of the previously recorded liability. The increase in other income in 2006 was driven by this gain and by higher lease income.

Income Taxes - The Company's effective tax rate was 34% and 36% in 2006 and 2005, respectively. Tax expense for 2006 includes benefits of approximately $1,994,000 for adjustments relating to prior periods. Tax expense for 2005 includes an adjustment that reduced tax expense related to a prior period for a tax benefit from the carry back of a capital loss generated by the sale of Zynx of $4,749,000. Adjusting for these items, the effective tax rates were 36% and 40% in 2006 and 2005, respectively.

Operations by Segment

The Company has two operating segments, Domestic and Global. Beginning in 2006, we began allocating certain expenses related to our managed services that were previously classified as Other to the geographic segment to which they relate. As a result, the prior periods have been retroactively adjusted to reflect the change in reportable segments.

The following table presents a summary of the operating information for 2006 and 2005:

(In thousands)		Operating Segments			
2006		**Domestic**	**Global**	**Other**	**Total**
Revenues	$	1,166,662	207,367	4,009	1,378,038
Cost of revenues		251,574	39,224	172	290,970
Operating expenses		308,085	107,571	505,245	920,901
Total costs and expenses		559,659	146,795	505,417	1,211,871
Operating earnings	$	607,003	60,572	(501,408)	166,167

		Operating Segments					
2005		**Domestic**		**Global**		**Other**		**Total**
Revenues	$	1,043,804		113,317		3,664		1,160,785
Cost of revenues		238,096		17,189		(599)		254,686
Operating expenses		288,098		48,098		429,467		765,663
Total costs and expenses		526,194		65,287		428,868		1,020,349
Operating earnings	$	517,610	$	48,030	$	(425,204)	$	140,436

Operating earnings in the Domestic segment increased $89,393,000 for the year ended December 30, 2006 compared to the year ended December 31, 2005. Total Domestic segment revenues increased $122,858,000 in the 2006 period compared to the 2005 period driven by strong bookings growth. Costs of revenues were basically unchanged at 22% and 23% of total Domestic segment revenues for the year ended 2006 and 2005, respectively. Domestic segment operating expenses in 2006 increased $19,987,000 compared to 2005, primarily driven by spending to support growth in professional services and managed services.

Operating earnings in the Global segment increased $12,542,000 for the year ended December 30, 2006 compared to the year ended December 31, 2005. Total revenues increased $94,050,000 in the 2006 period compared to the 2005 period. 2006 revenues included approximately $69 million from the Company's major contracts in London and Southern England. The revenues from these contracts did not change operating earnings as the Company is accounting for it using a zero-margin approach of applying percentage-of-completion accounting until the software customization and development services are completed. Once software customization and development services are completed, which is expected in 2008, the remaining unrecognized portion of the fee will be recognized ratably over the remaining term of the arrangement, which expires in 2014. Costs of revenues were 19% and 15% of total Global segment revenues for the year ended 2006 and 2005, respectively. The increase in costs of revenues as a percent of total revenues was driven by a much higher level of global hardware sales in 2006 compared to 2005. Operating expenses in the 2006 period increased $59,473,000 compared to the 2005 period primarily due to hiring personnel for the projects in England and supporting growth in other global regions.

Operating losses in Other increased $76,204,000 for the year ended December 30, 2006 compared to the year ended December 31, 2005. Included in Other are revenues and expenses not tracked by geographic segment. Operating expenses increased $75,778,000 in 2006 compared to 2005. This increase in operating expenses is due to an increase in expenses such as software development, marketing, general and administrative, share-based compensation expense and depreciation. Operating expenses in the 2005 period includes the write-off of acquired in-process research and development of $6,382,000.

Year Ended December 31, 2005, Compared to Year Ended January 1, 2005

The Company's net earnings increased 33% to $86,251,000 in 2005 compared to $64,648,000 in 2004. Net earnings for 2005 included an adjustment in the third quarter of 2005 related to a prior period for a tax benefit from the carry back of a capital loss generated by the sale of Zynx of $4,749,000 and the write-off of acquired in-process research and development in the first quarter of 2005 of $3,941,000, net of a $2,441,000 tax benefit. Included in 2004 net earnings are an adjustment in the third quarter of 2004 related to a prior period vacation pay accrual that reduced net earnings by $2,076,000, net of $1,270,000 of tax, and a gain on the sale of Zynx, in the first quarter of 2004 that increased net earnings by $3,023,000. Excluding these four items, 2005 net earnings would have increased 34% to $85,443,000 compared to 2004 net earnings of $63,701,000.

Revenues - The Company's revenues increased 25% to $1,160,785,000 in 2005 from $926,356,000 in 2004. Revenues for 2005 included revenues from the acquired medical business division of VitalWorks, Inc. (VitalWorks), which closed on January 3, 2005. Excluding the revenue from the medical business division of VitalWorks, 2005 revenues increased 18% over 2004. The revenue composition for 2005 was $449,734,000 in system sales, $296,716,000 in support and maintenance, $380,948,000 in services and $33,387,000 in reimbursed travel.

System sales increased 28% to $449,734,000 in 2005 from $351,861,000 in 2004. Included in system sales are revenues from the sale of software, hardware and sublicensed software, installation fees, transaction processing and subscriptions, with each component growing at least 12% in 2005. This increase is due primarily to an increase in new business bookings and the inclusion of revenue from the medical business division of VitalWorks in 2005. Excluding revenue from the medical business division of VitalWorks, system sales would have increased 17%.

Support, maintenance and service revenues increased 25% to $677,664,000 in 2005 from $542,414,000 in 2004. Support and maintenance revenues were $296,716,000 and $241,439,000 in 2005 and 2004, respectively. Services revenues were $380,948,000 and $300,975,000 in 2005 and 2004, respectively. Included in support, maintenance and service revenues are support and maintenance of software and hardware, professional services excluding installation, and managed services. These increases were driven by strong performance in delivering *Cerner Millennium* solutions to clients and the inclusion of revenue from the acquired medical business division of VitalWorks. Excluding revenue from the medical business division of VitalWorks, support, maintenance and service sales would have increased 19%.

Contract backlog, which reflects new business bookings that have not yet been recognized as revenue, increased 45% in 2005 compared to 2004. This increase is due to an increase in new business bookings in 2005 compared to 2004. At December 31, 2005, the Company had $1,724,583,000 in contract backlog and $415,681,000 in support and maintenance backlog, compared to $1,191,170,000 in contract backlog and $347,662,000 in support and maintenance backlog at the end of 2004.

Cost of Revenues - The cost of revenues includes the cost of reimbursed travel expense, third party consulting services and subscription content, computer hardware and sublicensed software purchased from hardware and software manufacturers for delivery to clients. It also includes the cost of hardware maintenance and sublicensed software support subcontracted to the manufacturers. The cost of revenues was 22% of total revenues in 2005 and 21% of total revenues in 2004. Such costs, as a percent of revenues, typically have varied as the mix of revenue (software, hardware, services and support) components carrying different margin rates changes from period to period. The increase in the cost of revenue as a percent of total revenues resulted principally from higher levels of hardware sales at lower than historical levels of margin for hardware.

Sales and Client Service - Sales and client service expenses include salaries of client service personnel, communications expenses and unreimbursed travel expenses. Also included are sales and marketing salaries, travel expenses, tradeshow costs and advertising costs. These expenses as a percent of total revenues were 40% and 41% in 2005 and 2004, respectively. The increase in total sales and client service expenses to $466,206,000 in 2005 from $383,628,000 in 2004 was primarily due to an increase in personnel, personnel related expenses and increased presence in the global market. The decrease in this spending as a percent of total revenue reflects the Company's ability to get better utilization of its resources and leverage this spending over a larger revenue stream.

Software Development - Software development expenses include salaries, documentation and other direct expenses incurred in software development and amortization of software development costs. Total expenditures for software development, including both capitalized and noncapitalized portions, for 2005 and 2004 were $225,606,000 and $188,264,000, respectively. These amounts exclude amortization. Capitalized software costs were $62,523,000 and $58,912,000 for 2005 and 2004, respectively. The increase in aggregate expenditures in software development in 2005 was due to continued development of *Cerner Millennium* solutions.

General and Administrative - General and administrative expenses include salaries for corporate, financial and administrative staffs, utilities, communications expenses, professional fees and the transaction gains or losses on foreign currency. These expenses as a percent of total revenues were 7% in both 2005 and 2004. Total general and administrative expenses were $81,620,000 and $63,327,000 for 2005 and 2004, respectively. General and administrative expenses for 2004 include an adjustment to increase the vacation pay accrual of $3,346,000, related to prior periods. Excluding the adjustment to increase the vacation pay accrual, general and administrative expenses as a percent of revenues were 6% in 2004. The Company had net transaction gains on foreign currency of $2,700,000 for 2005 compared to net transaction losses on foreign currency of $479,000 for 2004.

The write-off of in-process research and development in 2005 is an expense resulting from the acquired medical business division of VitalWorks.

Interest Expense, Net - Interest income was $3,871,000 in 2005 compared to $3,022,000 in 2004. This increase is due primarily to higher interest rates, and a higher cash balance fed by cash collections. Interest expense was $9,729,000 in 2005 compared to $9,174,000 in 2004.

Other Income, Net - Other income was $666,000 in 2005 compared to $2,608,000 in 2004. Other income in 2004 included a gain on the sale of Zynx. Also included in other income are revenues from office space leased to third parties.

Income Taxes - The Company's effective tax rate was 36% and 40% in 2005 and 2004, respectively. Tax expense for 2005 includes an adjustment that reduced tax expense related to a prior period for a tax benefit from the carry back of a capital loss generated by the sale of Zynx of $4,749,000. Excluding this adjustment, the Company's effective tax rate was 40% for 2005.

Operations by Segment

The Company has two operating segments, Domestic and Global. Beginning in 2006, we began allocating certain expenses related to our managed services that were previously classified as Other to the geographic segment to which they relate. As a result, the prior periods have been retroactively adjusted to reflect the change in reportable segments.

(In thousands)	Operating Segments			
2005	**Domestic**	**Global**	**Other**	**Total**
Revenues	$ 1,043,804	113,317	3,664	1,160,785
Cost of revenues	238,096	17,189	(599)	254,686
Operating expenses	288,098	48,098	429,467	765,663
Total costs and expenses	526,194	65,287	428,868	1,020,349
Operating earnings	$ 517,610	$ 48,030	$ (425,204)	$ 140,436

	Operating Segments			
2004	**Domestic**	**Global**	**Other**	**Total**
Revenues	$ 862,276	62,426	1,654	926,356
Cost of revenues	187,114	7,582	1,652	196,348
Operating expenses	201,721	33,989	382,834	618,544
Total costs and expenses	388,835	41,571	384,486	814,892
Operating earnings	$ 473,441	$ 20,855	$ (382,832)	$ 111,464

Operating earnings in the Domestic segment increased 9% for the year ended December 31, 2005 compared to the year ended January 1, 2005. Total Domestic segment revenues increased 21% in the 2005 period compared to the 2004 period driven by strong bookings growth. Cost of revenues were basically unchanged at 23% and 22% of total Domestic segment revenues for the year ended 2005 and 2004, respectively. Domestic segment revenues, cost of revenues and operating expenses for 2005 included revenues from the acquired medical business division of VitalWorks, which closed on January 3, 2005. Domestic segment operating expenses in 2005 increased 43% compared to the 2004 period as a result of hiring additional personnel and the inclusion of expenses from the medical business division of VitalWorks.

Operating earnings in the Global segment increased 130% for the year ended December 31, 2005 compared to the year ended January 1, 2005. Total revenues increased 82% in the 2005 period compared to the 2004 period. The Company's replacement of a competitor in the Southern region of England was a large contributor to the global success in 2005, with this contract contributing more than $14 million of revenue. The revenues from this contract did not change operating earnings as the Company is accounting for it using a zero-margin approach of applying percentage-of-completion accounting until the software customization and development services are completed. Once software customization and development services are completed, which is expected in 2008, the remaining unrecognized portion of the fee will be recognized ratably over the remaining term of the arrangement, which expires in 2014. Other regions in our global business also had an outstanding year. On strength in the Middle East, Asia Pacific, France and Canada, Global segment revenue grew more than 50% excluding revenue from the Company's United Kingdom contract. Cost of revenues were 15% and 12% of total Global segment revenues for the years ended 2005 and 2004, respectively. Operating expenses in the 2005 period increased 42% compared to the 2004 period due to hiring personnel for the higher level of activity outside the United States.

Operating losses in Other increased 11% for the year ended December 31, 2005 compared to the year ended January 1, 2005. Included in Other are revenues and expenses not tracked by geographic segment. Operating expenses increased 12% in the 2005 period compared to the 2004 period. This increase in operating expenses was due to an increase in expenses such as software development, marketing, general and administrative and depreciation in the 2005 period compared to the 2004 period. Operating expenses in the 2005 period included the write-off of acquired in-process research and development of $6,382,000.

Liquidity and Capital Resources

The Company's liquidity is influenced by many factors, including the amount and timing of the Company's revenues, its cash collections from its clients and the amounts the Company invests in software development, acquisitions and capital expenditures.

The Company's principal source of liquidity is its cash, cash equivalents and short-term investments. The majority of the Company's cash and cash equivalents consist of U.S. Government Federal Agency Securities, short-term marketable securities and overnight repurchase agreements. At December 30, 2006 the Company had cash and cash equivalents of $162,545,000, short-term investments of $146,239,000 and working capital of $444,656,000 compared to cash and cash equivalents of $113,057,000, short-term investments of $161,230,000 and working capital of $391,541,000 at December 31, 2005.

The Company generated cash of $232,718,000, $228,865,000 and $168,304,000 from operations in 2006, 2005 and 2004, respectively. Cash flow from operations increased in 2006 due primarily to a stronger performance in net earnings and increased collections of receivables. The Company has periodically provided long-term financing options to creditworthy clients through third party financing institutions and has directly provided extended payment terms to clients from contract date. These extended payment term arrangements typically provide for date based payments over periods ranging from 12 months to five years. Pursuant to SOP 97-2, because a significant portion of the fee is due beyond one year, we have analyzed our history with these types of arrangements and have concluded that we do have a standard business practice of using extended payment term arrangements and have a long history of successfully collecting under the original payment terms for arrangements with similar clients, product offerings, and economics without granting concessions. Accordingly, we consider the fee to be fixed and determinable in these extended payment term arrangements and, thus, the timing of revenue is not impacted by the existence of extended payments. Some of these payment streams have been assigned on a non-recourse basis to third party financing institutions. The Company has provided its usual and customary performance guarantees to the third party financing institutions in connection with its on-going obligations under the client contract. During 2006, 2005 and 2004, the Company received total client cash collections of $1,457,600,000, $1,200,595,000 and $937,600,000, respectively, of which approximately 8%, 7% and 6% were received from third party client financing arrangements and non-recourse payment assignments. Days sales outstanding decreased from 89 days at the end of 2005 to 87 days at the end of 2006. Revenues provided under support and maintenance agreements represent recurring cash flows. Support and maintenance revenues increased 15% in 2006 and 23% in 2005, and the Company expects these revenues to continue to grow as the base of installed systems grows.

Cash used in investing activities consisted primarily of the purchase of short-term investments of $161,230,000 in 2005, the acquisition of businesses of $13,731,000 in 2006 and $119,683,000 in 2005, capitalized software development costs of $61,223,000 and $62,523,000 in 2006 and 2005, respectively and purchases of capital equipment, land and buildings of $131,478,000 and $100,583,000 in 2006 and 2005, respectively. In 2006, a source of cash in investing activities consisted of net proceeds from the sale of investment of $29,112,000.

The Company's financing activities for 2006 primarily consisted of proceeds from the exercise of options of $21,704,000 and repayment of long-term debt of $30,783,000. In 2005 the Company's financing activities consisted primarily of the repayment of proceeds from the issuance of long-term debt of $111,827,000 and the proceeds from the exercise of stock options of $51,744,000, and repayment of a revolving line of credit and long-term debt of $91,848,000 and proceeds from a revolving line of credit of $70,000,000.

In November 2005, the Company completed a £65,000,000 ($127,322,000 at December 30, 2006) private placement of debt at 5.54% pursuant to a Note Agreement. The Note Agreement is payable in seven equal annual installments beginning in November 2009. The proceeds were used to repay the outstanding amount under the Company's credit facility and for general corporate purposes. The Note Agreement contains certain net worth and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets and pay dividends. The Company was in compliance with all covenants at December 30, 2006.

In December 2002, the Company completed a $60,000,000 private placement of debt pursuant to a Note Agreement. The Series A Senior Notes, with a $21,000,000 principal amount at 5.57%, are payable in three equal installments that commenced in December 2006. The Series B Senior notes, with a $39,000,000 principal amount at 6.42%, are payable in four equal annual installments beginning December 2009. The proceeds were used to repay the outstanding amount under the Company's credit facility and for general corporate purposes. The Note Agreement contains certain net worth and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets and pay dividends. The Company was in compliance with all covenants at December 30, 2006.

In May 2002, the Company expanded its credit facility by entering into an unsecured credit agreement with a group of banks led by US Bank. This agreement was amended and restated on November 30, 2006 and provides for a current revolving line of credit for working capital purposes. The current revolving line of credit is unsecured and requires monthly payments of interest only. Interest is payable at the Company's option at a rate based on prime (8.25% at December 30, 2006) or LIBOR (5.32% at December 30, 2006) plus 1.55%. The interest rate may be reduced by up to 1.15% if certain net worth ratios are maintained. The agreement contains certain net worth, current ratio, and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets and pay dividends. A commitment fee of 2/10% is payable quarterly based on the usage of the revolving line of credit. The revolving line of credit matures on May 31, 2010. On January 10, 2005, the Company drew down $35,000,000 from its revolving line of credit in connection with the acquisition of the medical business division of VitalWorks. (See Note 2 to the consolidated financial statements.) This amount was paid in full as of December 31, 2005. At December 30, 2006, the Company had no outstanding borrowings under this agreement and had $90,000,000 available for working capital purposes. The Company was in compliance with all covenants at December 30, 2006.

In April 1999, the Company completed a $100,000,000 private placement of debt pursuant to a Note Agreement. The Series A Senior Notes, with a $60,000,000 principal amount at 7.14%, were paid in full in 2006. The Series B Senior Notes, with a $40,000,000 principal amount at 7.66%, are payable in six equal annual installments which commenced in April 2004. The proceeds were used to retire the Company's existing $30,000,000 of debt, and the remaining funds were used for capital improvements and to strengthen the Company's cash position. The Note Agreement contains certain net worth, current ratio, and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets and pay dividends. The Company was in compliance with all covenants at December 30, 2006.

The Company believes that its present cash position, together with cash generated from operations and, if necessary, its lines of credit, will be sufficient to meet anticipated cash requirements during 2007.

The following table represents a summary of the Company's contractual obligations and commercial commitments, excluding interest, as of December 30, 2006, except short-term purchase order commitments arising in the ordinary course of business.

	Payments due by period						
Contractual Obligations *(In thousands)*	**2007**	**2008**	**2009**	**2010**	**2011**	**2012 and thereafter**	**Total**
Long-term debt obligations	18,667	13,667	34,604	27,939	27,939	82,506	205,322
Capital lease obligations	1,575	728	8	-	-	-	2,311
Operating lease obligations	17,567	15,615	12,387	10,512	10,154	45,482	111,717
Purchase obligations	13,642	3,945	1,176	484	508	-	19,755
Other	100	25	-	-	-	-	125
Total	51,551	33,980	48,175	38,935	38,601	127,988	339,230

The Company is currently constructing a new data center on its campus in North Kansas City, Missouri at an approximate cost of $60,000,000 of which approximately $34,000,000 has been spent as of December 30, 2006. This commitment is not included in the above table. The construction is expected to be completed in 2007.

The effects of inflation on the Company's business during 2006, 2005 and 2004 were not significant.

Recent Accounting Pronouncements

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 allows registrants to record a one time cumulative effect adjustment to beginning retained earnings in the year of adoption to correct errors existing in prior years deemed to be material in the current year that previously had been considered immaterial. SAB 108 is effective for the fiscal year ending December 30, 2006. The Company assessed the impact of adoption of SAB 108 on its consolidated financial statements and determined there were no uncorrected misstatements deemed to be material under the new interpretive guidance provided in SAB 108.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes," which defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. FIN 48 also prescribes a method for computing the tax benefit of such tax positions to be recognized in the financial statements. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is currently assessing the impact of adoption of FIN 48 on its results of operations and its financial position and was required to adopt FIN 48 as of the first day of the 2007 fiscal year.

Critical Accounting Policies

The Company believes that there are several accounting policies that are critical to understanding the Company's historical and future performance, as these policies affect the reported amount of revenue and other significant areas involving management's judgments and estimates. These significant accounting policies relate to revenue recognition, software development, concentrations, allowance for doubtful accounts and potential impairments of goodwill. These policies and the Company's procedures related to these policies are described in detail below and under specific areas within this "Management Discussion and Analysis of Financial Condition and Results of Operations." In addition, Note 1 to the consolidated financial statements expands upon discussion of the Company's accounting policies.

Revenue Recognition

The Company recognizes its multiple element arrangements, including software and software-related services, using the residual method under SOP 97-2, "Software Revenue Recognition," as amended by SOP No. 98-4, SOP 98-9 and clarified by Staff Accounting Bulletin's (SAB) 101 "Revenue Recognition in Financial Statements" and SAB No. 104 "Revenue Recognition" and Emerging Issues Task Force 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). Key factors in the Company's revenue recognition model are management's assessments that installation services are essential to the functionality of the Company's software whereas implementation services are not; and the length of time it takes for the Company to achieve its delivery and installation milestones for its licensed software. If the Company's business model were to change such that implementation services are deemed to be essential to the functionality of the Company's software, the period of time over which the Company's licensed software revenue would be recognized would lengthen. The Company generally recognizes combined revenue from the sale of its licensed software and related installation services over two key milestones, delivery and installation, based on percentages that reflect the underlying effort from planning to installation. Additionally, if the time to achieve the Company's delivery and installation milestones for its licensed software were to be accelerated or decelerated, its milestones would be adjusted and the timing of revenue recognition for its licensed software could materially change.

Software Development Costs

Costs incurred internally in creating computer software solutions and enhancements to those solutions are expensed until completion of a detailed program design, which is when the Company determines that technological feasibility has been established. Thereafter, all software development costs are capitalized until such time as the software solutions and enhancements are available for general release, and the capitalized costs subsequently are reported at the lower of amortized cost or net realizable value. Net realizable value is computed as the estimated gross future revenues from each software solution less the amount of estimated future costs of completing and disposing of that product. Because the development of projected net future revenues related to our software solutions used in our net realizable value computation is based on estimates, a significant reduction in our future revenues could impact the realizability of our capitalized software development costs. We historically have not experienced significant inaccuracies in computing the net realizable value of our software solutions and the difference between the net realizable value and the unamortized cost has grown over the past three years. We expect that trend to continue in the future. If we missed our estimates of net future revenues by up to 10%, the amount of our capitalized software development costs would not be impaired. Capitalized costs are amortized based on current and expected net future revenue for each software solution with minimum annual amortization equal to the straight-line amortization over the estimated economic life of the software solution. The Company is amortizing capitalized costs over five years. The five year period over which capitalized software development costs are amortized is an estimate based upon the Company's forecast of a reasonable useful life for the capitalized costs. Historically, use of the Company's software programs by its clients has exceeded five years and is capable of being used a decade or more.

The Company expects that major software information systems companies, large information technology consulting service providers and systems integrators and others specializing in the healthcare industry may offer competitive products or services. The pace of change in the healthcare information technology market is rapid and there are frequent new product introductions, product enhancements and evolving industry standards and requirements. As a result, the capitalized software solutions may become less valuable or obsolete and could be subject to impairment.

Concentrations

Substantially all of the Company's clients are integrated delivery networks, physicians, hospitals and other healthcare related organizations. If significant adverse macro-economic factors were to impact these organizations it could materially adversely affect the Company. The Company's access to certain software and hardware components is dependent upon single and sole source suppliers. The inability of any supplier to fulfill supply requirements of the Company could affect future results.

Allowance for Doubtful Accounts

If the creditworthiness of the Company's clients were to weaken or the Company's collections results relative to historical experience were to decline, it could have a material adverse impact on operations and cash flows.

Goodwill

The Company accounts for its goodwill under the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." As a result, goodwill and intangible assets with indefinite lives are not amortized but are evaluated for impairment annually or whenever there is an impairment indicator. All goodwill is assigned to a reporting unit, where it is subject to an impairment test based on fair value. The Company again assessed its goodwill for impairment in the second quarters of 2006 and 2005 and concluded that no goodwill was impaired. The Company used a discounted cash flow analysis to determine the fair value of the reporting units for all periods. The Company completed nine acquisitions and one divestiture subsequent to June 30, 2001, which resulted in approximately $106 million of goodwill that was not amortized in accordance with SFAS 142. Goodwill amounted to $128,819,000 and $116,142,000 at December 30, 2006 and December 31, 2005, respectively. If future, anticipated cash flows from the Company's reporting units that recognized goodwill do not materialize as expected the Company's goodwill could be impaired, which would result in significant write-offs.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

At December 30, 2006, the Company had a £65,000,000 note payable outstanding through a private placement with an interest rate of 5.54%. The note is payable in seven equal installments beginning in November 2009. Because the borrowing is denominated in pounds, the Company is exposed to movements in the foreign currency exchange rate between the U.S. dollar and the Great Britain pound. Changes in the portion of the foreign-denominated debt that was not designated as a hedging instrument were included in foreign currency transaction gains and losses and were immaterial in 2006.

Item 8. Financial Statements and Supplementary Data

The Financial Statements and Notes required by this Item are submitted as a separate part of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

a) Evaluation of disclosure controls and procedures. The Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by the Annual Report (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, these disclosure controls and procedures were effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis. The CEO and CFO have concluded that the Company's disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC. They have also concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act are accumulated and communicated to the Company's management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

b) There were no changes in the Company's internal controls over financial reporting during the three months ended December 30, 2006 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

c) The Company's management, including its Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at that reasonable assurance level. However, the Company's management can provide no assurance that our disclosure controls and procedures or our internal control over financial reporting can prevent all errors and all fraud under all circumstances. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been or will be detected. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 30, 2006. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in its Internal Control-Integrated Framework. The Company's management has concluded that, as of December 30, 2006, the Company's internal control over financial reporting is effective based on these criteria. The Company's independent registered public accounting firm that audited the consolidated financial statements included in the annual report has issued an audit report on the Company's assessment of its internal control over financial reporting, which is included herein under "Report of Independent Registered Public Accounting Firm".

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 regarding our Directors will be set forth under the caption "Election of Directors" in our Proxy Statement in connection with the 2007 Annual Shareholders' Meeting scheduled to be held May 25, 2007, and is incorporated in this Item 10 by reference. The information required by this Item 10 concerning compliance with Section 16(a) of the Securities Exchange Act of 1934 will be set forth under the caption "Compliance with Section 16(a) of the Securities Exchange Act of 1934" in our Proxy Statement in connection with the 2007 Annual Shareholders' Meeting scheduled to be held May 25, 2007, and is incorporated in this Item 10 by reference.

The information required by this Item 10 concerning our Code of Business Conduct and Ethics will be set forth under the caption "Code of Business Conduct and Ethics" in our Proxy Statement in connection with the 2007 Annual Shareholders' Meeting scheduled to be held May 25, 2007, and is incorporated in this Item 10 by reference. The information required by this Item 10 concerning our Audit Committee and our Audit Committee financial expert will be set forth under the caption "Audit Committee" in our Proxy Statement in connection with the 2007 Annual Shareholders' Meeting scheduled to be held May 25, 2007, and is incorporated in this Item 10 by reference.

There have been no material changes to the procedures by which security holders may recommend nominees to our Board of Directors since our last disclosure thereof.

The following table set forth the names, ages, positions and certain other information regarding the Company's executive officers as of February 23, 2007. Officers are elected annually and serve at the discretion of the Board of Directors.

Name	Age	Positions
Neal L. Patterson	57	Chairman of the Board of Directors and Chief Executive Officer
Clifford W. Illig	56	Vice Chairman of the Board of Directors
Earl H. Devanny, III	55	President
Paul M. Black	48	Executive Vice President and Chief Operating Officer
Douglas M. Krebs	49	Senior Vice President Cerner and General Manager of Cerner Europe, Middle East and Asia Pacific Organization
Marc G. Naughton	51	Senior Vice President and Chief Financial Officer
Jeffrey A. Townsend	43	Executive Vice President
Mike Valentine	38	Senior Vice President and General Manager of U.S. Client Organization
Randy D. Sims	46	Vice President, Chief Legal Officer and Secretary
Julia M. Wilson	44	Vice President and Chief People Officer

Neal L. Patterson has been Chairman of the Board of Directors and Chief Executive Officer of the Company for more than five years. Mr. Patterson also served as President of the Company from March of 1999 until August of 1999.

Clifford W. Illig has been a Director of the Company for more than five years. He also served as Chief Operating Officer of the Company for more than five years until October 1998 and as President of the Company for more than five years until March of 1999. Mr. Illig was appointed Vice Chairman of the Board of Directors in March of 1999.

Earl H. Devanny, III joined the Company in August of 1999 as President. Mr. Devanny also served as interim President of Cerner Southeast from January 2003 through July 2003. Prior to joining the Company, Mr. Devanny served as president of ADAC Healthcare Information Systems, Inc. Prior to joining ADAC, Mr. Devanny served as a Vice President of the Company from 1994 to 1997. Prior to that he spent 17 years with IBM Corporation.

Paul M. Black joined the Company in February of 1994 as a Regional Vice President. He was promoted in June 1998 to Senior Vice President and in January 1999 to Chief Sales Officer and to Executive Vice President in September of 2000. In January of 2003 Mr. Black was named Executive Vice President of the U.S. Client Organization. In February 2005 Mr. Black was named Chief Operating Officer. Prior to joining the Company, he spent 12 years with IBM Corporation.

Douglas M. Krebs joined the Company in June 1994 as a Regional Vice President. He was promoted to Senior Vice President and Area Manager in April 1999. In February 2000, Mr. Krebs was appointed as President of Cerner Global and in January 2005, Mr. Krebs was appointed General Manager of the Company's Europe, Middle East and Asia Pacific Organization. Prior to joining Cerner, he spent 15 years with IBM Corporation.

Marc G. Naughton joined the Company in November 1992 as Manager of Taxes. In November 1995 he was named Chief Financial Officer and in February 1996 he was promoted to Vice President. He was promoted to Senior Vice President in March 2002.

Jeffrey A. Townsend joined the Company in June 1985. Since that time he has held several positions in the Intellectual Property Organization and was promoted to Vice President in February 1997. He was appointed Chief Engineering Officer in March 1998, promoted to Senior Vice President in March 2001 and promoted to Executive Vice President in March 2005.

Mike Valentine joined the Company in December 1998 as Director of Technology. He was promoted to Vice President in 2000 and to President of Cerner Mid America in January of 2003. In February 2005, he was named General Manager of the U.S. Client Organization and was promoted to Senior Vice President in March 2005. Prior to joining the Company, Mr. Valentine was with Accenture Consulting.

Randy D. Sims joined the Company in March 1997 as Vice President and Chief Legal Officer. Prior to joining the Company, Mr. Sims worked at Farmland Industries, Inc. for three years where he served most recently as Associate General Counsel. Prior to Farmland, Mr. Sims was in-house legal counsel at The Marley Company for seven years, holding the position of Assistant General Counsel when he left to join Farmland.

Julia M. Wilson joined the Company in November 1995. Since that time, she has held several positions in the Functional Group Organization. She was promoted to Vice President and Chief People Officer in August 2003.

Item 11. Executive Compensation

The information required by this Item 11 concerning our executive compensation will be set forth under the caption "Compensation Discussion and Analysis" in our Proxy Statement in connection with the 2007 Annual Shareholders' Meeting scheduled to be held May 25, 2007, and is incorporated in this Item 11 by reference. The information required by this Item 11 concerning Compensation Committee interlocks and Insider Participation will be set forth under the caption "Compensation Committee Interlocks and Insider Participation" in our Proxy Statement in connection with the 2007 Annual Shareholders' Meeting scheduled to be held May 25, 2007, and is incorporated in this Item 11 by reference. The information required by this Item 11 concerning Compensation Committee report will be set forth under the caption "Compensation Committee Report" in our Proxy Statement in connection with the 2007 Annual Shareholders' Meeting scheduled to be held May 25, 2007, and is incorporated in this Item 11 by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 will be set forth under the caption "Voting Securities and Principal Holders Thereof" in our Proxy Statement in connection with the 2007 Annual Shareholders' Meeting scheduled to be held May 25, 2007, and is incorporated in this Item 12 by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 concerning our transactions with related parties will be set forth under the caption "Certain Transactions" in our Proxy Statement in connection with the 2007 Annual Shareholders' Meeting scheduled to be held May 25, 2007, and is incorporated in this Item 13 by reference. The information required by this Item 13 concerning director independence will be set forth under the caption "Director Independence" in our Proxy Statement in connection with the 2007 Annual Shareholders' Meeting scheduled to be held May 25, 2007, and is incorporated in this Item 13 by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 will be set forth under the caption "Relationship with Independent Registered Public Accounting Firm" in our Proxy Statement in connection with the 2007 Annual Shareholders' Meeting scheduled to be held May 25, 2007, and is incorporated in this Item 14 by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements and Exhibits.

(1) Consolidated Financial Statements:
Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets -
December 30, 2006 and December 31, 2005

Consolidated Statements of Operations -
Years Ended December 30, 2006, December 31, 2005 and January 1, 2005

Consolidated Statements of Changes in Equity
Years Ended December 30, 2006, December 31, 2005 and January 1, 2005

Consolidated Statements of Cash Flows
Years Ended December 30, 2006, December 31, 2005 and January 1, 2005

Notes to Consolidated Financial Statements

(2) The following financial statement schedule and Report of Independent Registered Public Accounting Firm of the Registrant for the three-year period ended December 30, 2006 are included herein:

Schedule II - Valuation and Qualifying Accounts,

Report of Independent Registered Public Accounting Firm

All other schedules are omitted, as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

(3) The exhibits required to be filed by this item are set forth below:

Number	Description
3(a)	Second Restated Certificate of Incorporation of the Registrant, dated December 5, 2003 (filed as exhibit 3(a) to Registrant's Annual Report on Form 10-K for the year ended January 3, 2004 and incorporated herein by reference).
3(b)	Amended and Restated Bylaws, dated September 11, 2006 (filed as Exhibit 3.1 to Registrant's Form 8-K filed on September 15, 2006 and incorporated herein by reference).
4(a)	Specimen stock certificate.
4(b)	Amended and Restated Credit Agreement between Cerner Corporation and U.S. Bank N.A., LaSalle Bank National Association, Commerce Bank, N.A. and UMB Bank, N.A., dated as of November 30, 2006 (filed as Exhibit 99.1 to Registrant's Form 8-K filed on December 6, 2006, and incorporated herein by reference).
4(c)	Cerner Corporation Note Agreement dated as of April 1, 1999 among Cerner Corporation, Principal Life Insurance Company, Principal Life Insurance Company, on behalf of one or more separate accounts, Commercial Union Life Insurance Company of America, Nippon Life Insurance Company of America, John Hancock Mutual Life Insurance Company, John Hancock Variable Life Insurance Company, and Investors Partner Life Insurance Company (filed as Exhibit 4(e) to Registrant's Form 8-K dated April 23, 1999, and incorporated herein by reference).
4(d)	Note Purchase Agreement between Cerner Corporation and the purchasers therein, dated December 15, 2002 (filed as Exhibit 10(x) to Registrant's Annual Report on Form 10-K for the year ended December 28, 2002, and incorporated herein by reference).

4(e)	Cerner Corporation Note Purchase Agreement dated as of November 1, 2005 among Cerner Corporation, as issuer, and AIG Annuity Insurance Company, American General Life Insurance Company and Principal Life Insurance Company, as purchasers, (filed as Exhibit 99.1 to Registrant's Form 8-K filed on November 7, 2005, and incorporated herein by reference).
10(a)	Indemnification Agreement Form for use between the Registrant and its Directors.*
10(b)	*Employment Agreement of Earl H. Devanny, III dated August 13, 1999 (filed as Exhibit 10(q) to Registrant's Annual* Report on Form 10-K for the year ended January 1, 2000 and incorporated herein by reference).*
10(c)	Employment Agreement of Neal L. Patterson dated November 10, 2005 (filed as Exhibit 99.1 to Registrant's Form 8-K on November 17, 2005 and incorporated herein by reference).*
10(d)	Amended Stock Option Plan D of Registrant as of December 8, 2000 (filed as Exhibit 10(f) to Registrant's Annual Report on Form 10-K for the year ended December 30, 2000 and incorporated herein by reference).*
10(e)	Amended Stock Option Plan E of Registrant as of December 8, 2000 (filed as Exhibit 10(g) to Registrant's Annual Report on Form 10-K for the year ended December 30, 2000 and incorporated herein by reference).*
10(f)	Cerner Corporation 2001 Long-Term Incentive Plan F (filed as Annex I to Registrant's 2001 Proxy Statement and incorporated herein by reference).*
10(g)	Cerner Corporation 2004 Long-Term Incentive Plan G (filed as Exhibit 4.5 to Registrant's Registration Statement on Form S-8 (File No. 333-125492) on June 3, 2005 and incorporated herein by reference).*
10(h)	Cerner Corporation 2001 Associate Stock Purchase Plan (filed as Annex II Registrant's 2001 Proxy Statement and incorporated herein by reference).*
10(i)	Qualified Performance-Based Compensation Plan dated December 11, 2006.*
10(j)	2006 Executive Performance Plan (filed as Exhibit 99.1 to Registrant's Form 8-K on March 16, 2006 and incorporated herein by reference).*
10(k)	Cerner Corporation Executive Deferred Compensation Plan (filed as Exhibit 10(y) to Registrant's Annual Report on Form 10-K for the year ended December 28, 2002 and incorporated herein by reference).
10(l)	Cerner Corporation 2005 Enhanced Severance Pay Plan as Amended and Restated dated September 12, 2005 (filed as Exhibit 10.1 on Form 8-K filed on September 12, 2005 and incorporated herein by reference).*
10(m)	Cerner Corporation 2001 Long-Term Incentive Plan F Nonqualified Stock Option Agreement (filed as Exhibit 10(v) to Registrant's Annual Report on Form 10-K for the year ended January 1, 2005 and incorporated herein by reference). *
10(n)	Cerner Corporation 2001 Long-Term Incentive Plan F Nonqualified Stock Option Grant Certificate (filed as Exhibit 10(a) to Registrant's Quarterly Report on Form 10-Q for the quarter ended October 1, 2005, and incorporated herein by reference).*
10(o)	Cerner Corporation 2001 Long-Term Incentive Plan F Nonqualified Stock Option Director Agreement (filed as Exhibit 10(x) to Registrant's Annual Report on Form 10-K for the year ended January 1, 2005 and incorporated herein by reference).*
10(p)	Cerner Corporation 2001 Long-Term Incentive Plan F Director Restricted Stock Agreement (filed as Exhibit 10(w) to Registrant's Annual Report on Form 10-K for the year ended January 1, 2005, and incorporated herein by reference).*
10(q)	Cerner Corporation 2004 Long-Term Incentive Plan G Nonqualified Stock Option Grant Certificate (filed as Exhibit 10(b) to Registrant's Quarterly Report on Form 10-Q for the quarter ended October 1, 2005, and incorporated herein by reference).*
10(r)	Time Sharing Agreements between the Registrant and Neal L. Patterson and Clifford W. Illig, both dated February 7, 2007 (filed as Exhibits 10.2 and 10.3, respectively, to Registrant's Form 8-K filed on February 9, 2007 and incorporated herein by reference).

10(s)		Aircraft Services Agreement between the Registrant's wholly owned subsidiary, Rockcreek Aviation, Inc., and PANDI, Inc., dated February 6, 2007 (filed as Exhibit 10.1 to Registrant's Form 8-K filed on February 9, 2007 and incorporated herein by reference).*
		*Management contracts or compensatory plans or arrangements required to be identified by Item15(a)(3)
11		Computation of Registrant's Earnings Per Share. (Exhibit omitted. Information contained in notes to consolidated financial statements.)
21		Subsidiaries of Registrant.
23		Consent of Independent Registered Public Accounting Firm.
31.1		Certification of Neal L. Patterson pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2		Certification of Marc G. Naughton pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1		Certification pursuant to 18 U.S.C. Section. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2		Certification pursuant to 18 U.S.C. Section. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
	(b)	Exhibits.
		The response to this portion of Item 15 is submitted as a separate section of this report.
	(c)	Financial Statement Schedules.
		The response to this portion of Item 15 is submitted as a separate section of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERNER CORPORATION

Dated: February 28, 2007

By:/s/Neal L. Patterson

Neal L. Patterson

Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature and Title	Date
/s/Neal L. Patterson Neal L. Patterson, Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 28, 2007
/s/Clifford W. Illig Clifford W. Illig, Vice Chairman and Director	February 28, 2007
/s/Marc G. Naughton Marc G. Naughton, Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2007
/s/Gerald E. Bisbee, Jr. Gerald E. Bisbee, Jr., Ph.D., Director	February 28, 2007
/s/John C. Danforth John C. Danforth, Director	February 28, 2007
/s/Nancy-Ann DeParle Nancy-Ann DeParle, Director	February 28, 2007
/s/Michael E. Herman Michael E. Herman, Director	February 28, 2007
/s/William B. Neaves William B. Neaves, Ph.D., Director	February 28, 2007
/s/William D. Zollars William D. Zollars, Director	February 28, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Cerner Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, appearing in Item 9.A. Controls and Procedures, that Cerner Corporation (the Corporation) maintained effective internal control over financial reporting as of December 30, 2006, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Cerner Corporation maintained effective internal control over financial reporting as of December 30, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Cerner Corporation maintained, in all material respects, effective internal control over financial reporting as of December 30, 2006, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cerner Corporation and subsidiaries as of December 30, 2006 and December 31, 2005, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 30, 2006, and our report dated February 28, 2007 expressed an unqualified opinion on those consolidated financial statements.

(signed) KPMG LLP

Kansas City, Missouri

February 28, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Cerner Corporation:

We have audited the accompanying consolidated balance sheets of Cerner Corporation and subsidiaries (the Corporation) as of December 30, 2006 and December 31, 2005, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 30, 2006. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cerner Corporation and subsidiaries as of December 30, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 30, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Corporation adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" effective January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Cerner Corporation's internal control over financial reporting as of December 30, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

(signed) KPMG LLP

Kansas City, Missouri

February 28, 2007

Management's Report

The management of Cerner Corporation is responsible for the consolidated financial statements and all other information presented in this report. The financial statements have been prepared in conformity with U.S. generally accepted accounting principles appropriate to the circumstances, and, therefore, included in the financial statements are certain amounts based on management's informed estimates and judgments. Other financial information in this report is consistent with that in the consolidated financial statements. The consolidated financial statements have been audited by Cerner Corporation's independent registered public accountants and have been reviewed by the Audit Committee of the Board of Directors.

Consolidated Balance Sheets

December 30, 2006 and December 31, 2005

(In thousands, except shares and per share data)		2006	2005
Assets			
Current Assets:			
Cash and cash equivalents	$	162,545	113,057
Short-term investments		146,239	161,230
Receivables, net		361,424	316,965
Inventory		18,084	9,585
Prepaid expenses and other		55,272	42,685
Deferred income taxes		2,423	8,109
Total current assets		745,987	651,631
Property and equipment, net		357,942	292,608
Software development costs, net		187,788	172,548
Goodwill, net		128,819	116,142
Intangible assets, net		54,428	60,448
Other assets		16,426	10,252
Total assets	$	1,491,390	1,303,629
Liabilities and Stockholders' Equity			
Current Liabilities:			
Accounts payable	$	79,735	65,377
Current installments of long-term debt		20,242	28,743
Deferred revenue		93,699	79,890
Accrued payroll and tax withholdings		77,914	66,002
Other accrued expenses		29,741	20,078
Total current liabilities		301,331	260,090
Long-term debt		187,391	194,265
Deferred income taxes		68,693	72,922
Deferred revenue		14,557	14,533
Minority owners' equity interest in subsidiary		1,286	1,286
Stockholders' Equity:			
Common stock, $.01 par value, 150,000,000 shares authorized, 78,392,071 and 77,011,464 shares issued in 2006 and 2005, respectively		784	770
Additional paid-in capital		376,595	325,134
Retained earnings		540,153	430,262
Accumulated other comprehensive income:			
Foreign currency translation adjustments		600	4,367
Total stockholders' equity		918,132	760,533
Commitments			
Total liabilities and stockholders' equity	$	1,491,390	1,303,629

See notes to consolidated financial statements.

Consolidated Statements of Operation

For the years ended December 30, 2006, December 31, 2005, and January 1, 2005

(In thousands, except per share data)		2006	2005	2004
Revenues				
System sales	$	505,743	449,734	351,861
Support, maintenance and services		833,244	677,664	542,414
Reimbursed travel		39,051	33,387	32,081
Total revenues		1,378,038	1,160,785	926,356
Costs and expenses				
Cost of system sales		194,646	171,073	115,803
Cost of support, maintenance and services		57,273	50,226	48,464
Cost of reimbursed travel		39,051	33,387	32,081
Sales and client service		578,050	466,206	383,628
Software development		246,970	211,455	171,589
General and administrative		95,881	81,620	63,327
Write-off of in process research and development		-	6,382	-
Total costs and expenses		1,211,871	1,020,349	814,892
Operating earnings		166,167	140,436	111,464
Other income (expense):				
Interest expense, net		(697)	(5,858)	(6,152)
Other income, net		2,074	666	2,608
Total other income (expense), net		1,377	(5,192)	(3,544)
Earnings before income taxes		167,544	135,244	107,920
Income taxes		(57,653)	(48,993)	(43,272)
Net earnings	$	109,891	86,251	64,648
Basic earnings per share	$	1.41	1.16	0.90
Diluted earnings per share	$	1.34	1.10	0.86

See notes to consolidated financial statements.

Consolidated Statements of Changes In Equity

For the years ended December 30, 2006, December 31, 2005, and January 1, 2005

(In thousands)

	Common Stock		Additional paid-in capital	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income
	Shares	Amount				
Balance at January 3, 2004	71,108	$ 711	209,835	279,363	4,770	
Exercise of options	2,166	22	25,524	-	-	
Employee stock option compensation expense	-	-	173	-	-	
Tax benefit from disqualifying disposition of stock options	-	-	9,191	-	-	
Associate stock purchase plan discounts	-	-	(752)	-	-	
Foreign currency translation adjustment	-	-	-	-	4,000	4,000
Net earnings	-	-	-	64,648	-	64,648
Comprehensive income						68,648
Balance at January 1, 2005	73,274	$ 733	243,971	344,011	8,770	
Exercise of options	3,737	37	50,926	-	-	
Employee stock option compensation expense	-	-	780	-	-	
Tax benefit from disqualifying disposition of stock options	-	-	30,289	-	-	
Associate stock purchase plan discounts	-	-	(832)	-	-	
Foreign currency translation adjustment	-	-	-	-	(4,403)	(4,403)
Net earnings	-	-	-	86,251	-	86,251
Comprehensive income						81,848
Balance at December 31, 2005	77,011	$ 770	325,134	430,262	4,367	
Exercise of options	1,381	14	21,333	-	-	
Employee stock option expense	-	-	18,787	-	-	
Non-employee stock option expense	-	-	959	-	-	
Third party warrants	-	-	1,010	-	-	
Excess tax benefit from disqualifying disposition of stock options	-	-	9,372	-	-	
Foreign currency translation adjustment, net of taxes of $7,189	-	-	-	-	(3,767)	(3,767)
Net earnings	-	-	-	109,891	-	109,891
Comprehensive income						106,124
Balance at December 30, 2006	78,392	$ 784	376,595	540,153	600	

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 30, 2006, December 31, 2005, and January 1, 2005

(In thousands)		2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Net earnings	$	109,891	86,251	64,648
Adjustments to reconcile net earnings to net cash provided by operating activities:				
Depreciation and amortization		125,254	114,055	90,802
Share-based compensation expense		19,021	-	-
Gain on sale of business		-	-	(3,023)
Write-off of acquired in process research and development		-	6,382	-
Non-employee stock option compensation expense		698	-	-
Provision for deferred income taxes		2,503	(6,874)	295
Tax benefit from disqualifying dispositions of stock options		7,923	30,289	9,191
Excess tax benefits from share based compensation		(7,068)	-	-
Changes in operating assets and liabilities (net of businesses acquired):				
Receivables, net		(38,918)	(22,502)	(24,747)
Inventory		(8,405)	(2,078)	3,924
Prepaid expenses and other		(22,008)	(18,781)	(20,743)
Accounts payable		14,465	14,382	9,474
Accrued income taxes		8,900	13,594	15,919
Deferred revenue		12,002	949	16,055
Other current liabilities		8,460	13,198	6,509
Total adjustments		122,827	142,614	103,656
Net cash provided by operating activities		232,718	228,865	168,304
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of capital equipment		(70,299)	(64,785)	(44,214)
Purchase of land, buildings, and improvements		(61,179)	(35,798)	(12,276)
Purchase of intangibles		(254)	-	-
Acquisition of businesses, net of cash received		(13,731)	(119,683)	(1,957)
Proceeds from the sale of business		-	-	12,000
Net decrease (increase) in short-term investments		29,122	(161,230)	-
Repayment of notes receivable		-	51	1,977
Capitalized software development costs		(61,223)	(62,523)	(58,912)
Net cash used in investing activities		(177,544)	(443,968)	(103,382)
CASH FLOWS FROM FINANCING ACTIVITIES				
Financing of receivables		137	-	-
Proceeds from issuance of long-term debt		-	111,827	-
Proceeds from revolving line of credit		-	70,000	-
Repayment of revolving line of credit and long-term debt		(30,783)	(91,848)	(24,879)
Proceeds from third party warrants		1,010	-	-
Proceeds from excess tax benefits from share-based comp		7,068	-	-
Proceeds from exercise of options		21,704	51,744	25,717
Associate stock purchase plan discounts		-	(832)	(752)
Net cash provided by (used in) financing activities		(865)	140,891	86
Effect of exchange rate changes on cash		(4,821)	(2,515)	2,937
Net increase (decrease) in cash and cash equivalents		49,488	(76,727)	67,945
Cash and cash equivalents at beginning of year		113,057	189,784	121,839
Cash and cash equivalents at end of year	$	162,545	113,057	189,784
Supplemental disclosures of cash flow information				
Cash paid during the year for:				
Interest	$	12,568	8,157	8,614
Income taxes, net of refund		27,847	13,591	21,865
Noncash investing and financing activities				
Issuance of note payable for unused software credits	$	-	-	7,500
Acquisition of equipment through capital leases		-	89	2,075
Non-cash changes resulting from acquisitions				
Increase in accounts receivable		618	11,621	1,019
Increase in property and equipment, net		205	2,355	65
Increase in goodwill and intangibles		13,599	124,921	2,187
Increase in deferred revenue		(150)	(10,979)	(1,004)
Increase in long term debt		(27)	(3,111)	(5)
Decrease in other working capital components		(514)	(5,124)	(305)
Total		13,731	119,683	1,957

See notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

(a) **Principles of Consolidation** - The consolidated financial statements include the accounts of Cerner Corporation and its wholly-owned subsidiaries (the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

(b) **Nature of Operations** - The Company designs, develops, markets, installs, hosts and supports software information technology, healthcare devices and content solutions for healthcare organizations and consumers. The Company also provides a wide range of value-added services, including implementing solutions as individual, combined or enterprise-wide systems; hosting solutions in its data center; and clinical process optimization services.

(c) **Revenue Recognition** - Revenues are derived primarily from the sale of clinical, financial and administrative information systems and solutions. The components of the system sales revenues are the licensing of computer software, installation, content subscriptions, transaction processing and the sale of computer hardware and sublicensed software. The components of support, maintenance and service revenues are software support and hardware maintenance, remote hosting and managed services, training, consulting and implementation services. The Company provides several models for the procurement of its clinical, financial and administrative information systems. The predominant method is a perpetual software license agreement, project-related installation services, implementation and consulting services, software support and either remote hosting services or computer hardware and sublicensed software.

The Company recognizes revenue in accordance with the provisions of Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended by SOP 98-4, SOP 98-9 and clarified by Staff Accounting Bulletin's (SAB) 101 "Revenue Recognition in Financial Statements" and SAB No. 104 "Revenue Recognition" and Emerging Issues Task Force Issue No. 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple-elements to be allocated to each element based on the relative fair values of those elements if fair values exist for all elements of the arrangement. Pursuant to SOP 98-9, the Company recognizes revenue from multiple-element software arrangements using the residual method. Under the residual method, revenue is recognized in a multiple-element arrangement when Company-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement (i.e. professional services, software support, hardware maintenance, hardware and sublicensed software), but does not exist for one or more of the delivered elements in the arrangement (i.e. software solutions including project-related installation services). The Company allocates revenue to each undelivered element in a multiple-element arrangement based on the element's respective fair value, with the fair value determined by the price charged when that element is sold separately. Specifically, the Company determines the fair value of the software support and maintenance, hardware and sublicensed software support, remote hosting and subscriptions portions of the arrangement based on the renewal price for these services charged to clients; professional services (including training and consulting) portion of the arrangement, other than installation services, based on hourly rates which the Company charges for these services when sold apart from a software license; and, the hardware and sublicensed software, based on the prices for these elements when they are sold separately from the software. The residual amount of the fee after allocating revenue to the fair value of the undelivered elements is attributed to the software solution, including project-related installation services. If evidence of the fair value cannot be established for the undelivered elements of a license agreement, the entire amount of revenue under the arrangement is deferred until these elements have been delivered or objective evidence can be established.

The Company provides project-related installation services, which include project-scoping services, conducting pre-installation audits and creating initial environments. Because installation services are deemed to be essential to the functionality of the software, the Company recognizes the software license and installation services fees over the software installation period using the percentage of completion method pursuant to Statement of Position 81-1 (SOP 81-1), *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*, as prescribed by SOP 97-2. The Company measures the percentage of completion based on output measures which reflect direct labor hours incurred, beginning at software delivery and culminating at completion of installation. The installation services process length is dependent upon client specific factors and can occur in a short period of time or range up to one year in length.

The Company also provides implementation and consulting services, which include consulting activities that fall outside of the scope of the standard installation services. These services vary depending on the scope and complexity requested by the client. Examples of such services may include additional database consulting, system configuration, project management, testing assistance, network consulting, post conversion review and application management services. Implementation and consulting services generally are not deemed to be essential to the functionality of the software, and thus do not impact the timing of the software license recognition, unless software license fees are tied to implementation milestones. In those instances, the portion of the software license fee tied to implementation milestones is deferred until the related milestone is accomplished and related fees become billable and non-forfeitable. Implementation fees are recognized over the service period, which may extend from nine months to three years for multi-phased projects.

Remote hosting and managed services are marketed under long-term arrangements generally over periods of five to ten years. These services are typically provided to clients that have acquired a perpetual license for licensed software and have contracted with the Company to host the software in its data center. Under these arrangements, the client has the contractual right to take possession of the licensed software at any time during the hosting period without significant penalty and it is feasible for the client to either run the software on its own equipment or contract with another party unrelated to the Company to host the software. Additionally, these services are not deemed to be essential to the functionality of the licensed software or other elements of the arrangement and as such, the Company accounts for these arrangements under SOP 97-2, as prescribed by EITF Issue No. 00-3, Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware. The hosting and managed services are recognized as the services are performed.

The Company also offers its solutions on an application service provider ("ASP") or a term license basis, making available Company software functionality on a remote processing basis from the Company's data centers. The data centers provide system and administrative support as well as processing services. Revenue on software and services provided on an ASP or term license basis is combined and recognized on a monthly basis over the term of the contract. The Company capitalizes related direct costs consisting of third-party costs and direct software installation and implementation costs associated with the initial set up of the client on the ASP service. These costs are amortized over the term of the arrangement.

Software support fees are marketed under annual and multi-year arrangements and are recognized as revenue ratably over the contracted support term. Hardware and sublicensed software maintenance revenues are recognized ratably over the contracted maintenance term.

Subscription and content fees are generally marketed under annual and multi-year agreements and are recognized ratably over the contracted terms.

Hardware and sublicensed software sales are generally recognized when title passes to the client.

Where the Company has contractually agreed to develop new or customized software code for a client as a single element arrangement, the Company utilizes percentage of completion accounting in accordance with SOP 81-1. When revenue is deferred all direct and incremental costs associated with the arrangement are capitalized and amortized over the contractual term once revenue recognition commences.

In the United Kingdom the Company has contracted with a third party to customize software and provide implementation and support services under a long term arrangement (nine years). Because the arrangement requires customization and development of software, and fair value for the support services does not exist in this arrangement, the entire arrangement is being accounted for as a single unit of accounting under SOP 81-1. Also, because the Company believes it is reasonably assured that no loss will be incurred under this arrangement, it is using the zero margin approach of applying percentage-of-completion accounting until the software customization and development services are completed. Once software customization and development services are completed, the remaining unrecognized portion of the fee will be recognized ratably over the remaining term of the arrangement. As of December 30, 2006 and December 31, 2005, approximately $69,000,000 and $14,181,000, respectively of revenue and expense has been recognized in the accompanying Consolidated Statement of Operations.

Deferred revenue is comprised of deferrals for license fees, support, maintenance and other services for which payment has been received and for which the service has not yet been performed and revenue has not been recognized. Long-term deferred revenue at December 30, 2006, represents amounts received from license fees, maintenance and other services to be earned or provided beginning in periods on or after December 29, 2007.

The Company incurs out-of-pocket expenses in connection with its client service activities, primarily travel, which are reimbursed by its clients. The amounts of "out-of-pocket" expenses and equal amounts of related reimbursements were $39,051,000, $33,387,000 and $32,081,000 for the years ended December 30, 2006, December 31, 2005 and January 1, 2005, respectively.

The Company's arrangements with clients typically include a deposit due upon contract signing and date-based licensed software payment terms and payments based upon delivery for services, hardware and sublicensed software. The Company has periodically provided long-term financing options to creditworthy clients through third party financing institutions and has directly provided extended payment terms to clients from contract date. These extended payment term arrangements typically provide for date based payments over periods ranging from 12 months up to five years. Pursuant to SOP 97-2, because a significant portion of the fee is due beyond one year, the Company has analyzed its history with these types of arrangements and has concluded that it does have a standard business practice of using extended payment term arrangements and have a long history of successfully collecting under the original payment terms for arrangements with similar clients, product offerings, and economics without granting concessions. Accordingly, the Company considers the fee to be fixed and determinable in these extended payment term arrangements and, thus, the timing of revenue is not impacted by the existence of extended payments. Some of these payment streams have been assigned on a non-recourse basis to third party financing institutions. The Company accounts for the assignment of these receivables as "true sales" as defined in FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Provided all revenue recognition criteria have been met, the Company recognizes revenue for these arrangements under its normal revenue recognition criteria, net of any payment discounts from financing transactions.

The terms of the Company's software license agreements with its clients generally provide for a limited indemnification of such intellectual property against losses, expenses and liabilities arising from third-party claims based on alleged infringement by the Company's solutions of an intellectual property right of such third party. The terms of such indemnification often limit the scope of and remedies for such indemnification obligations and generally include a right to replace or modify an infringing solution. To date, the Company has not had to reimburse any of its clients for any losses related to these indemnification provisions pertaining to third-party intellectual property infringement claims. For several reasons, including the lack of prior indemnification claims and the lack of a monetary liability limit for certain infringement cases under the terms of the corresponding agreements with its clients, the Company cannot determine the maximum amount of potential future payments, if any, related to such indemnification provisions.

(d) **Fiscal Year** - The Company's fiscal year ends on the Saturday closest to December 31. All references to years in these notes to consolidated financial statements represent fiscal years unless otherwise noted.

(e) **Software Development Costs** - Costs incurred internally in creating computer software products are expensed until technological feasibility has been established upon completion of a detailed program design. Thereafter, all software development costs are capitalized and subsequently reported at the lower of amortized cost or net realizable value. Capitalized costs are amortized based on current and expected future revenue for each product with minimum annual amortization equal to the straight-line amortization over the estimated economic life of the product. The Company is amortizing capitalized costs over five years. During 2006, 2005 and 2004, the Company capitalized $60,943,000, $62,039,000 and $62,523,000, respectively, of total software development costs of $262,163,000, $225,606,000 and $188,264,000, respectively. Amortization expense of capitalized software development costs in 2006, 2005 and 2004 was $45,750,000, $47,888,000 and $47,740,000, respectively, and accumulated amortization was $303,010,000, $255,122,000 and $207,382,000, respectively.

(f) **Cash Equivalents** - Cash equivalents consist of short-term marketable securities with original maturities less than 90 days.

(g) **Short-term Investments** - The Company's short-term investments are primarily invested in auction rate securities which are debt and preferred stock instruments having longer-dated (in most cases, many years) legal maturities, but with interest rates that are generally reset every 28-49 days under an auction system. Because auction rate securities are frequently re-priced, they trade in the market on par-in, par-out basis. Because the Company regularly liquidates its investments in these securities for reasons including, among others, changes in market interest rates and changes in the availability of and the yield on alternative investments, the Company has classified these securities as available-for-sale securities. As available-for-sale securities, these investments are carried at fair value, which approximates cost. Despite the liquid nature of these investments, the Company categorizes them as short-term investments instead of cash and cash equivalents due to the underlying legal maturities of such securities. However, they have been classified as current assets as they are generally available to support the Company's current operations. There have been no realized gains or losses on these investments.

(h) **Inventory** - Inventory consists primarily of computer hardware and sub-licensed software held for resale and is recorded at the lower of cost (first-in, first-out) or market.

(i) **Property and Equipment** - Property, equipment and leasehold improvements are stated at cost. Depreciation of property and equipment is computed using the straight-line method over periods of two to 50 years. Amortization of leasehold improvements is computed using a straight-line method over the shorter of the lease terms or the useful lives, which range from periods of two to 15 years.

(j) **Earnings per Common Share** - Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. A reconciliation of the numerators and the denominators of

(In thousands, except per share data)	2006			2005			2004		
	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount
Basic earnings per share									
Income available to common stockholders	$ 109,891	77,691	$ 1.41	$ 86,251	74,144	$ 1.16	$ 64,648	72,174	$ 0.90
Effect of dilutive securities stock options	-	4,032		-	3,946		-	2,968	
Diluted earnings per share									
Income available to common stockholders including assumed conversions	$ 109,891	81,723	$ 1.34	$ 86,251	78,090	$ 1.10	$ 64,648	75,142	$ 0.86

the basic and diluted per-share computations is as follows:

Options to purchase 1,121,000, 166,000 and 3,138,000 shares of common stock at per share prices ranging from $33.86 to $136.86, $38.32 to $136.86 and $22.50 to $136.86, were outstanding at the end of 2006, 2005 and 2004, respectively, but were not included in the computation of diluted earnings per share because they were antidilutive.

(k) **Foreign Currency** - Assets and liabilities of foreign subsidiaries whose functional currency is the local currency are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at average exchange rates during the year. The net exchange differences resulting from these translations are reported in accumulated other comprehensive income. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. The net gain (loss) resulting from foreign currency transactions is included in general and administrative expenses in the consolidated statements of operations and amounted to $3,764,000, $2,700,000 and ($479,000) in 2006, 2005 and 2004, respectively.

(l) **Income Taxes** - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(m) **Goodwill and Other Intangible Assets** – The Company accounts for goodwill under the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." As a result, goodwill and intangible assets with indefinite lives are not amortized but are evaluated for impairment annually or whenever there is an impairment indicator. All goodwill is assigned to a reporting unit, where it is subject to an impairment test based on fair value. The Company assesses its goodwill for impairment in the second quarter of its fiscal year. There was no impairment of goodwill in 2006 and 2005. The Company used a discounted cash flow analysis to determine the fair value of the reporting units for all periods tested. The Company's intangible assets, other than goodwill or intangible assets with indefinite lives, are all subject to amortization and are summarized as follows:

(In thousands)			December 30, 2006		December 31, 2005	
	Weighted Average Amortization Period (Yrs)		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Purchased software	5.0	$	56,663	36,031	53,307	29,690
Customer lists	5.0		47,793	19,688	45,642	10,514
Patents	17.0		6,136	1,198	1,556	133
Non-compete agreements	3.0		1,118	364	382	102
Total	5.64	$	111,709	57,281	100,887	40,439

Amortization expense was $16,842,000, $17,258,000 and $6,679,000 for the years ended 2006, 2005 and 2004, respectively.

Estimated aggregate amortization expense for each of the next five years is as follows:

For year ended:			
	2007	$	16,704
	2008		14,241
	2009		12,523
	2010		2,116
	2011		25

The changes in the carrying amount of goodwill for the 12 months ended December 30, 2006 are as follows:

Balance as of December 31, 2005	$	116,142
Goodwill acquired		9,298
Foreign currency translation adjustment and other		3,379
Balance as of December 30, 2006	$	128,819

At December 30, 2006 and December 31, 2005, goodwill of $112,312,000 and $101,262,000 has been allocated to the Domestic segment respectively. The 2006 and 2005 amounts of goodwill allocated to the Global segment was $16,507,000 and $14,880,000, respectively.

The Company recorded $1,362,000 of additional goodwill in the first quarter of 2006 to adjust for the impact of accounting for deferred tax liabilities associated with intangible assets in connection with previous stock acquisitions of businesses. At the date of acquisitions prior to

2006, the Company had not recognized deferred tax liabilities related to the difference between the book and tax basis of certain intangible assets. The impact on net earnings related to this oversight was insignificant.

(n) **Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(o) **Concentrations** - Substantially all of the Company's cash and cash equivalents and short-term investments, are held at three major U.S. financial institutions. The majority of the Company's cash equivalents consist of U.S. Government Federal Agency Securities, short-term marketable securities, and overnight repurchase agreements. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Substantially all of the Company's clients are integrated delivery networks, physicians, hospitals and other healthcare related organizations. If significant adverse macro-economic factors were to impact these organizations it could materially adversely affect the Company. The Company's access to certain software and hardware components is dependent upon single and sole source suppliers. The inability of any supplier to fulfill supply requirements of the Company could affect future results.

(p) **Accounting for Share-based payments** - On January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payments," using the modified prospective method of adoption. SFAS 123R replaces SFAS 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R addresses the accounting for share-based payment transactions with employees and other third parties and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of earnings.

The impact of adopting SFAS 123R had the following cumulative effects:

(In thousands, except per share data)		December 30, 2006
Decrease in income before income taxes	$	19,021
Decrease in net earnings		11,746
Decrease in cash flows from operations		7,068
Increase in cash flows from financing activities		7,068
Decrease in basic earnings per share		.15
Decrease in diluted earnings per share		.14

Prior to the adoption of SFAS 123R, the Company applied the intrinsic-value-based method of accounting prescribed by APB Opinion No. 25 to account for its fixed-plan stock options. Under this method, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. As previously allowed under SFAS 123, the Company only adopted the disclosure requirements of SFAS 123, which established a fair-value-based method of accounting for stock-based employee compensation plans. The following is a reconciliation of reported net earnings to adjusted net earnings had the Company recorded compensation expense based on the fair value at the grant date for its stock options under SFAS 123 for the years ended 2005 and 2004.

(In thousands, except per share data)		2005	2004
Reported net earnings	$	86,251	64,648
Less: stock-based compensation expense determined under fair-value-based method for all awards, net of tax		(10,971)	(7,903)
Adjusted net earnings		75,280	56,745
Basic earnings per share:			
Reported net earnings	$	1.16	.90
Less: stock-based compensation expense determined under fair-value-based method for all awards, net of tax		(.14)	(.11)
Adjusted net earnings		1.02	.79
Diluted earnings per share:			
Reported net earnings	$	1.10	.86
Less: stock-based compensation expense determined under fair-value-based method for all awards		(.14)	(.11)
Adjusted net earnings		.96	.75

(q) **Reclassifications** – Certain prior year amounts in our segment disclosures have been reclassified to conform to the current year presentation.

(r) **Derivative Instruments and Hedging Activities** - The Company follows Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Investments and Hedging Activities," as amended, to account for its derivative and hedging activities.

The Company has issued foreign-denominated debt to manage its foreign currency exposure related to its net investment in its subsidiary in the United Kingdom (UK). Beginning in 2006, at the beginning of each quarterly period, the Company designated a portion (between £60 million and £63 million during the year) of its debt (£65 million), that is denominated in Great Britain Pounds, to hedge its net investment in the UK. At December 30, 2006 approximately $9 million, net of approximately $6 million of tax, of increases in the debt related to changes in the foreign currency exchange rate were included in accumulated other comprehensive income. Changes in the portion of the foreign-denominated debt that was not designated as a hedging instrument were included in foreign currency transaction gains and losses and were immaterial in 2006.

(s) **Recent Accounting Pronouncements** – In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 allows registrants to record a one time cumulative effect adjustment to beginning retained earnings in the year of adoption to correct errors existing in prior years deemed to be material in the current year that previously had been considered immaterial. SAB 108 is effective for the fiscal year ending December 30, 2006. The Company assessed the impact of adoption of SAB 108 on its consolidated financial statements and determined there were no uncorrected misstatements deemed to be material under the new interpretive guidance provided in SAB 108.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes," which defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. FIN 48 also prescribes a method for computing the tax benefit of such tax positions to be recognized in the financial statements. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is currently assessing the impact of adoption of FIN 48 on its results of operations and its financial position and was required to adopt FIN 48 as of the first day of the 2007 fiscal year.

2. Business Acquisitions and Divestiture

During the three years ended December 30, 2006, the Company completed six acquisitions, which were accounted for under the purchase method of accounting. The results of each acquisition are included in the Company's consolidated statements of operations from the date of each acquisition.

On July 5, 2006, the Company completed the purchase of Galt Associates, Inc. ("Galt") for $13,766,000, net of cash acquired. Galt is a provider of safety and risk management solutions for pharmaceutical, medical device and biotechnology companies. The acquisition of Galt will enhance the Company's LifeSciences portfolio by adding solutions and services that use medical event data to monitor and manage the safety and effectiveness of various therapies. The allocation of the purchase price to the estimated fair values of the identified tangible and intangible assets acquired and liabilities assumed, resulted in goodwill of $9,298,000 and $4,266,000 in intangible assets. The intangible assets are being amortized over periods between two and five years. Pro-forma results of operations have not been presented because the effect of this acquisition was not material to the Company.

On January 3, 2005, the Company completed the purchase of assets of the medical business division of VitalWorks, Inc. for approximately $100,000,000, which was funded with existing cash of approximately $65,000,000 and borrowings on the revolving line of credit of approximately $35,000,000. The medical business consists of delivering and supporting physician practice management, electronic medical record, electronic data interchange and emergency department information solutions and related products and services to physician practices, hospital emergency departments, management service organizations and other related entities. The acquisition of VitalWorks' medical division expanded the Company's presence in the physician practice market. $6,382,000 of the purchase price was allocated to in-process research and development that had not reached technological feasibility and is reflected as a charge to earnings in 2005. The allocation of the purchase price to the estimated fair values of the identified tangible and intangible assets acquired and liabilities assumed, resulted in goodwill of $55,166,000 and $43,450,000 in intangible assets that will be amortized over five years.

On March 15, 2004 the Company sold the referential content portion of Zynx Health Incorporated (Zynx) for $12,000,000. The Company retained the life sciences portion of the business, which is engaged in selling life sciences data to pharmaceutical companies for use in research, and the Company retained the rights to use the Zynx content in its solutions going forward. The sale of Zynx resulted in a gain of $3,023,000, and has been included in Other Income, net in the accompanying consolidated statements of operations.

In connection with filing the Company's 2004 income tax return, management determined that the sale of Zynx in the first quarter of 2004 resulted in a tax capital loss. This tax capital loss was carried back against capital gains previously realized resulting in tax benefits of $4,794,000. The tax benefit was not recorded in the 2004 consolidated financial statements.

The tax benefit, if properly recorded in 2004, would have increased 2004 net earnings by $4,794,000. As the impact to prior year's annual consolidated financial statements was not material, the Company recorded this tax benefit of $4,794,000 in the third quarter of 2005 (an increase to 2005 net earnings of $0.06 per share on a diluted basis for the year ended December 31, 2005).

A summary of the Company's purchase acquisitions for the three years ended December 30, 2006, is included in the following table *(in millions, except share amounts)*:

Entity Name, Description of Business Acquired, and Reason Business Acquired	**Date**	**Consideration**	**Goodwill (Tax Basis)**	**Intangibles**	**Developed Technology**	**Form of Consideration**
Fiscal 2006 Acquisition						
Galt Associates, Inc. Safety and risk management software for pharmaceutical, medical device and biotechnology companies Integrate technology into *Cerner Millennium*	7/06	$13.7	$9.3 -	$2.7	$1.6	$13.7 cash
Fiscal 2005 Acquisition						
Bridge Medical, Inc. Leader in point-of-care software market Integrate technology into *Cerner Millennium*	7/05	$11	$5.4 ($5.4)	$5.5	$2.9	$11 cash
DKE SARL (Axya Systemes) Financial, Administrative, and Clinical Solutions in Europe Integrate technology into *Cerner Millennium*	5/05	$5.2	$1.2 -	$1.8	$1.5	$5.2 cash
Medical Division of VitalWorks, Inc. Physician Practice Solutions Integrate technology into *Cerner Millennium*	1/05	$100	$55.2 ($55.2)	$35.1	$8.4	$100 cash
Fiscal 2004 Acquisition						
Gajema Software, LLC Laboratory information management and logistics *Integrate technology into Cerner Millennium*	8/04	$1.5	$.6 ($.6)	-	$.8	$1.5 cash
Project IMPACT CCM, Inc. ICU performance analysis and benchmarking Integrate technology into *Cerner Millennium*	2/04	$.3	$.7 -	-	$.6	$.3 cash

Amounts allocated to intangibles are amortized on a straight-line basis over five to seven years. Amounts allocated to software are amortized based on current and expected future revenues for each product with minimum annual amortization equal to the straight-line amortization over the estimated economic life of the product.

(a) The assets and liabilities of the acquired companies at the date of acquisition are as follows:

		Galt Associates, Inc.	**Bridge Medical, Inc.**	**Axya Systemes**	**Medical Division of VitalWorks, Inc.**	**Project IMPACT CCM, Inc.**	**Gajema Software**
Current Assets	$	751,000	1,172,000	2,680,000	11,404,000	644,000	72,000
Total Assets		15,372,000	15,802,000	7,209,000	120,175,000	1,867,000	1,551,000
Current Liabilities		1,606,000	4,748,000	2,244,000	17,064,000	1,050,000	51,000
Total Liabilities		1,606,000	4,783,000	2,483,000	19,877,000	1,201,000	51,000

On February 22, 2007, the Company completed the purchase of assets of Etreby Computer Company, Inc. ("Etreby"), for $25,100,000. Etreby is a software provider of retail pharmacy management systems. Cerner is in the process of determining its allocation of the purchase price to the net assets acquired.

3. Receivables

Receivables consist of accounts receivable and contracts receivable. Accounts receivable represent recorded revenues that have been billed. Contracts receivable represent recorded revenues that are billable by the Company at future dates under the terms of a contract with a client. Billings and other consideration received on contracts in excess of related revenues recognized are recorded as deferred revenue. A summary of receivables is as follows:

(In thousands)		2006	2005
Accounts receivable, net of allowance	$	228,676	216,248
Contracts receivable		132,748	100,717
Total receivables, net	$	361,424	316,965

Substantially all receivables are derived from sales and related support and maintenance of the Company's clinical, administrative and financial information systems and solutions to healthcare providers located throughout the United States and in certain foreign countries. Included in receivables at the end of 2006 and 2005 are amounts due from healthcare providers located in foreign countries of $76,805,000 and $32,533,000, respectively. Consolidated revenues include foreign sales of $207,367,000, $113,314,000 and $62,426,000 during 2006, 2005 and 2004, respectively. Consolidated long-lived assets at the end of 2006 and 2005 include foreign long-lived assets of $15,055,000 and $9,723,000, respectively. Revenues and long-lived assets from any one foreign country are not material.

The Company performs ongoing credit evaluations of its clients and generally does not require collateral from its clients. The Company provides an allowance for estimated uncollectible accounts based on specific identification, historical experience and management's judgment. At the end of 2006 and 2005 the allowance for estimated uncollectible accounts was $14,628,000 and $18,855,000, respectively. The decline in the allowance for estimated uncollectible accounts from 2005 to 2006 was primarily driven by the improved aging of receivables, as reflected in a lower level of past due accounts as well write-off of accounts for which specific reserves had been established.

During 2006 and 2005, the Company received total client cash collections of $1,457,600,000 and $1,200,600,000, respectively, of which $108,814,000 and $82,355,000 were received from third party arrangements with non-recourse payment assignments.

4. Property and Equipment

A summary of property, equipment, and leasehold improvements stated at cost, less accumulated depreciation and amortization, is as follows:

(In thousands)	Depreciable lives		2006	2005
Furniture and fixtures	5-12 yrs	$	41,914	42,458
Computer and communications equipment	2-5 yrs		308,370	246,973
Leasehold improvements	2-15 yrs		95,433	69,633
Capital lease equipment	3-5 yrs		17,333	14,705
Land, buildings, and improvements	12-50 yrs		144,820	126,195
Other Equipment	5-20 yrs		4,299	3,310
			612,169	503,274
Less accumulated depreciation and amortization			254,227	210,666
Total property and equipment, net		$	357,942	292,608

Depreciation expense for the years ended December 30, 2006, December 31, 2005 and January 1, 2005, was $61,380,000, $49,057,000 and $41,886,000, respectively.

5. Indebtedness

In November 2005, the Company completed a £65,000,000 ($127,322,000 at December 30, 2006) private placement of debt at 5.54% pursuant to a Note Agreement. The Note Agreement is payable in seven equal annual installments beginning in November 2009. The proceeds were used to repay the outstanding amount under the Company's credit facility and for general corporate purposes. The Note Agreement contains certain net worth and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets and pay dividends. The Company was in compliance with all covenants at December 30, 2006.

In December 2002, the Company completed a $60,000,000 private placement of debt pursuant to a Note Agreement. The Series A Senior Notes, with a $21,000,000 principal amount at 5.57%, are payable in three equal installments beginning in December 2006. The Series B Senior notes, with a $39,000,000 principal amount at 6.42%, are payable in four equal annual installments beginning December 2009. The proceeds were used to repay the outstanding amount under the Company's credit facility and for general corporate purposes. The Note Agreement contains certain net worth and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets and pay dividends. The Company was in compliance with all covenants at December 30, 2006.

In May 2002, the Company expanded its credit facility by entering into an unsecured credit agreement with a group of banks led by US Bank. This agreement was amended and restated on November 30, 2006 and provides for a current revolving line of credit for working capital purposes. The current revolving line of credit is unsecured and requires monthly payments of interest only. Interest is payable at the Company's option at a rate based on prime (8.25% at December 30, 2006) or LIBOR (5.32% at December 30, 2006) plus 1.55%. The interest rate may be reduced by up to 1.15% if certain net worth ratios are maintained. The agreement contains certain net worth, current ratio, and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets, and pay dividends. A commitment fee of 2/10% is payable quarterly based on the usage of the revolving line of credit. The revolving line of credit matures on May 31, 2010. On January 10, 2005, the Company drew down $35,000,000 from its revolving line of credit in connection with the acquisition of the medical business division of VitalWorks. (See Note 2 to the consolidated financial statements.) This amount was paid in full as of December 31, 2005. At December 30, 2006, the Company had no outstanding borrowings under this agreement and had $90,000,000 available for working capital purposes. The Company was in compliance with all covenants at December 30, 2006.

In April 1999, the Company completed a $100,000,000 private placement of debt pursuant to a Note Agreement. The Series A Senior Notes, with a $60,000,000 principal amount at 7.14% were paid in full in 2006. The Series B Senior Notes, with a $40,000,000 principal amount at 7.66%, are payable in six equal annual installments which commenced in April 2004. The proceeds were used to retire the Company's existing $30,000,000 of debt, and the remaining funds were used for capital improvements and to strengthen the Company's cash position. The Note Agreement contains certain net worth, current ratio, and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets, and pay dividends. The Company was in compliance with all covenants at December 30, 2006.

In March 2004, the Company issued a $7,500,000 promissory note to Cedars-Sinai Medical Center of which $2,500,000 was repaid in October 2004. The balance of the note will be payable on April 30, 2007.

The Company also has capital lease obligations amounting to $2,311,000, payable over the next three years.

The aggregate maturities for the Company's long-term debt, including capital lease obligations, is as follows:

(In thousands)	
2007	20,242
2008	14,395
2009	34,612
2010	27,939
2011	27,939
2012 and thereafter	82,506
	$ 207,633

The Company estimates the fair value of its long-term, fixed-rate debt using a discounted cash flow analysis based on the Company's current borrowing rates for debt with similar maturities. The fair value of the Company's long-term debt was approximately $185,154,000 and $206,904,000 at December 30, 2006 and December 31, 2005, respectively.

6. Interest Income (Expense)

A summary of interest income and expense is as follows:

(In thousands)		2006	2005	2004
Interest income	$	11,877	3,871	3,022
Interest expense		(12,574)	(9,729)	(9,174)
Interest expense, net	$	(697)	(5,858)	(6,152)

7. Stock Options and Equity

At the end of 2006 and 2005, the Company had 1,000,000 shares of authorized but unissued preferred stock, $.01 par value.

As of December 30, 2006, the Company had four fixed stock option and equity plans in effect for associates. Amounts recognized in the consolidated financial statements with respect to these plans are as follows:

		2006	2005	2004
Total cost of share-based payments for the period	$	19,973,000	727,000	225,000
Amounts capitalized in software development costs		(952,000)	–	–
Amounts charged against earnings, before income tax benefit		19,021,000	727,000	225,000
Amounts of related income tax benefit recognized in earnings	$	7,275,000	278,000	86,100

During 2006, the Company had two long-term incentive plans from which it could issue grants.

Under the 2001 Long-Term Incentive Plan F, the Company is authorized to grant to associates, directors and consultants 4,000,000 shares of common stock awards taking into account the stock-split effective January 10, 2006. Awards under this plan may consist of stock options, restricted stock and performance shares, as well as other awards such as stock appreciation rights, phantom stock and performance unit awards which may be payable in the form of common stock or cash. However, not more than 1,000,000 of such shares will be available for granting any types of grants other than options or stock appreciation rights. Options under Plan F are exercisable at a price not less than fair market value on the date of grant as determined by the Stock Option Committee. Options under this plan typically vest over a period of five years as determined by the Stock Option Committee and are exercisable for periods of up to 25 years.

Long-Term Incentive Plan G was approved by the Company's shareholders on May 28, 2004. Under the 2004 Long-Term Incentive Plan G, the Company is authorized to grant to associates and directors 4,000,000 shares of common stock awards taking into account the stock-split effective January 10, 2006. Awards under this plan may consist of stock options, restricted stock and performance shares, as well as other awards such as stock appreciation rights, phantom stock and performance unit awards which may be payable in the form of common stock or cash. Options under Plan G are exercisable at a price not less than fair market value on the date of grant as determined by the Stock Option Committee. Options under this plan typically vest over a period of five years as determined by the Stock Option Committee and are exercisable for periods of up to 12 years.

In addition to the stock option plans, the Company has also granted 1,708,170 other non-qualified stock options over time through December 30, 2006, under separate agreements to employees and certain third parties. These options are exercisable at a price equal to or greater than the fair market value on the date of grant. These options vest over periods of up to six years and are exercisable for periods of up to ten years.

The fair value of each stock option award is estimated on the date of grant using a lattice option-pricing model for 2006 and using the Black-Scholes option-pricing model for 2005 and 2004 based on the assumptions noted in the following table. Expected volatilities under the lattice model are based on an equal weighting of implied volatilities from traded options on the Company's shares and historical volatility. Expected volatilities under the Black-Scholes model were based entirely on historical volatility. The Company uses historical data to estimate stock option exercise and associate departure behavior used in the lattice model; groups of associates (executives and non-executives) that have similar historical behavior are considered separately for valuation purposes. The expected term of stock options granted is derived from the output of the lattice option-pricing model and represents the period of time that stock options granted are expected to be outstanding; the range given below results from certain groups of associates exhibiting different post-vesting behaviors. The expected term under the Black-Scholes model was determined using the simplified method of estimating the term as described in

Staff Accounting Bulletin 107. The risk-free rate used in 2006, 2005 and 2004 is based on the zero-coupon U.S. Treasury bond with a term equal to the expected term of the awards.

	2006	2005	2004
Expected volatility	46.83%-48.15%	45.38%-49.10%	67.3%
Expected term (in years)	8.0-8.7	6.6	4.7
Risk-free rate	4.9%	4.1%	4.3%

A combined summary of the stock option activity of the Company's four fixed stock option and equity plans (Non-Qualified Stock option Plans D and E were in effect during 2003 and 2004; no grants were permitted to be issued from Plans D and E after January 1, 2005 pursuant to the terms of the Plans) and other stock options at the end of 2006, 2005 and 2004 are presented below:

	2006			2005		2004	
Fixed options	Number of shares	Weighted-average exercise price	Aggregate intrinsic value	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price
Outstanding at beginning of year	11,039,522	$18.51		14,545,148	$ 16.25	16,287,228	$ 15.19
Granted	1,044,230	42.63		1,341,286	33.77	1,787,586	22.32
Exercised	(1,352,318)	15.78		(4,272,960)	15.62	(2,165,034)	11.82
Forfeited	(298,986)	24.32		(573,952)	18.18	(1,364,632)	18.03
Outstanding at end of year	10,432,448	$21.11	$177,409,878	11,039,522	$ 18.51	14,545,148	$ 16.25
Options exercisable at year-end	5,391,750	$15.98	$116,135,878	4,813,058	$ 15.56	6,986,934	$ 15.72

The following table summarizes information about fixed and other stock options outstanding at December 30, 2006.

	Options outstanding			Options exercisable		
Range of exercise prices	Number outstanding at 12/30/06	Weighted-average remaining contractual life	Weighted-average exercise price	Number exercisable at 12/30/06	Weighted average remaining contractual life	Weighted-average exercise price
$ 6.25-12.00	2,750,478	7.90 years	$ 9.53	1,784,766		$ 9.38
12.16-20.99	2,966,525	7.68	16.81	2,076,983		16.13
21.00-31.40	3,238,541	6.46	25.44	1,524,897		23.37
31.75-136.86	1,476,904	9.13	41.83	5,104		58.69
	10,432,448	7.57	21.11	5,391,750	7.44 years	15.98

The weighted-average grant date fair value of stock options granted during 2006, 2005 and 2004 was $19.68, $17.86 and $12.88, respectively. The total intrinsic value of stock options exercised in 2006 and 2005 was $39,276,000 and $81,720,000, respectively. The Company issues new shares to satisfy option exercises.

The Company established an Associate Stock Purchase Plan (ASPP) in 2001, which qualifies under Section 423 of the Internal Revenue Code. Each individual employed by the Company and associates of the Company's United States based subsidiaries, except as provided below, shall be eligible to participate in the Plan ("Participants"). The following individuals shall be excluded from participation: (a) persons who, as of the beginning of a purchase period under the Plan, have been continuously employed by the Company or its domestic subsidiaries for less than two weeks; (b) persons who, as of the beginning of a purchase period, own directly or indirectly, or hold options or rights to acquire under any agreement or Company plan, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of Company Common Stock; and, (c) persons who are customarily employed by the Company for less than 20 hours per week or for less than five months in any calendar year. Participants may elect to make contributions from 1% to 20% of compensation to the ASPP, subject to annual limitations determined by the Internal Revenue Service. Participants may purchase Company Common Stock at a 15% discount on the last day of the purchase period. The purchase of the Company's common stock is made through the ASPP on the open market and subsequently reissued to the associates. Under FAS123R, the difference of the open market purchase and the participant's purchase price is being recognized as compensation expense.

The Company granted 15,000 shares of restricted stock from Plan F to members of the Board of Directors on July 6, 2004 valued at $21.16 and vesting on May 26, 2005. The Company made additional grants of restricted stock from Plan F to members of the Board of Directors during 2005. 5,000 shares of restricted stock were granted on April 4, 2005 valued at $26.19, vesting as follows: 1,666 on February 2, 2006; 1,666 on February 2, 2007; and 1,668 on February 2, 2008. 25,000 shares of restricted stock were granted on June 3, 2005 valued at $31.41, vesting on May 25, 2006. The Company granted 5,000 shares of restricted stock from Plan G to a member of the Board of Directors on June 3, 2005 valued at $31.41, vesting as follows: 1,666 on May 25, 2006; 1,666 on May 24, 2007; and 1,668 on May 22, 2008. The Company granted 5,000 shares of restricted stock from Plan F to an employee on June 13, 2005 valued at $31.79. In 2006, the Company granted: 15,000 shares of restricted stock from Plan F to members of the Board of Directors on May 26, 2006 valued at $36.61 and vesting on May 24, 2007, and 6,000 shares of restricted stock from Plan F to members of the Board of Directors on July 25, 2006 valued at $38.75 and vesting on May 24, 2007. All grants were valued at the fair market value on the date of grant and vest provided the recipient has continuously served on the Board of Directors through such vesting date or in the case of an employee provided that performance measures are attained. The expense associated with these grants is being recognized over the period from the date of grant to the vesting date. The Company recognized expenses related to the restricted stock of $853,000 and $780,000 in 2006 and 2005, respectively.

Nonvested stock	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2006	40,000	$ 30.80
Granted	21,000	$ 37.22
Vested	(28,332)	$ 31.10
Forfeited	–	–
Outstanding at December 30, 2006	32,668	$ 34.67

A summary of the Company's nonvested shares as of December 30, 2006 is presented below:

As of December 30, 2006 there was $32,522,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements (including stock option and nonvested share awards) granted under all plans. That cost is expected to be recognized over a weighted-average period of 1.74 years. The total fair value of shares vested during 2006 was $1,031,000. The total fair value of shares vested during 2005 was $494,400.

8. Foundations Retirement Plan

The Cerner Corporation Foundations Retirement Plan (the Plan) is established under Section 401(k) of the Internal Revenue Code. All associates over age 18 and not a member of an excluded class are eligible to participate. Participants may elect to make pretax contributions from 1% to 80% of eligible compensation to the Plan, subject to annual limitations determined by the Internal Revenue Service. Participants may direct contributions into mutual funds, a money market fund, or a Company stock fund. The Company makes matching contributions to the Plan, on behalf of participants, in an amount equal to 33% of the first 6% of the participant's salary contribution. The Company's expense for the plan amounted to $7,791,000, $7,130,000 and $5,994,000 for 2006, 2005 and 2004, respectively.

The Company added a discretionary match to the Plan in 2000. Contributions are based on attainment of established earnings per share goals for the year or the established financial metric for the plan. Only participants in the Plan are eligible to receive the discretionary match contribution. For the years ended 2006, 2005 and 2004 the Company expensed $6,638,000, $5,783,000 and $5,186,000 for discretionary distributions, respectively.

9. Income Taxes

Income tax expense (benefit) for the years ended 2006, 2005 and 2004 consists of the following:

(In thousands)	2006	2005	2004
Current:			
Federal	$ 44,139	47,499	37,524
State	7,855	7,549	6,756
Foreign	(2,987)	819	(1,303)
Total current expense	49,007	55,867	42,977
Deferred:			
Federal	6,586	(2,964)	1,712
State	(1,431)	(2,382)	174
Foreign	3,491	(1,528)	(1,591)
Total deferred expense (benefit)	8,646	(6,874)	295
Total income tax expense	$ 57,653	48,993	43,272

Temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities that give rise to significant portions of deferred income taxes at the end of 2006 and 2005 relate to the following:

(In thousands)		2006	2005
Deferred Tax Assets			
Accrued expenses	$	15,224	17,178
Separate return net operating losses		8,129	6,822
Hedge of net investment in foreign subsidiary		7,189	-
Other		4,336	3,633
Total deferred tax assets		34,878	27,633
Deferred Tax Liabilities			
Software development costs		(71,035)	(65,885)
Contract and service revenues and costs		(12,881)	(7,433)
Depreciation and amortization		(17,138)	(17,389)
Other		(94)	(1,739)
Total deferred tax liabilities		(101,148)	(92,446)
Net deferred tax liability	$	(66,270)	(64,813)

Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are expected to be deductible, as well as the scheduled reversal of deferred tax liabilities, management believes it is more likely than not the Company will realize the benefit of these deductible differences. At December 30, 2006, the Company has net operating loss carryforwards subject to Section 382 of the Internal Revenue Code for Federal income tax purposes of $21.3 million which are available to offset future Federal taxable income, if any, through 2020.

The effective income tax rates for 2006, 2005 and 2004 were 34%, 36%, and 40%, respectively. These effective rates differ from the federal statutory rate of 35% as follows:

(In thousands)		2006	2005	2004
Tax expense at statutory rates	$	58,640	47,335	37,772
State income tax, net of federal benefit		4,176	4,396	3,507
Zynx tax benefit adjustment		-	(4,794)	1,551
Prior period adjustment		(1,994)	-	-
Other, net		(3,169)	2,056	442
Total income tax expense (benefit)	$	57,653	48,993	43,272

The 2006 tax expense includes the recognition of approximately $1,994,000 of tax benefits for items related to prior periods. The adjustments were recorded primarily to recognize tax credits taken on prior income tax returns and to correct an error in prior years' effective foreign tax rate. These differences have accumulated over several years, and the impact to any one of these prior years is insignificant.

Income taxes payable are reduced by the tax benefit resulting from disqualifying dispositions of stock acquired under the Company's stock option plans. The 2006, 2005 and 2004 benefits of $9,372,000, $30,289,000 and $9,191,000, respectively, are treated as increases to additional paid-in capital.

10. Related Party Transactions

The Company leases an airplane from a company owned by Mr. Neal L. Patterson and Mr. Clifford W. Illig, the Company's Chairman/CEO and Vice Chairman of the Board, respectively. The airplane is leased on a per mile basis with no minimum usage guarantee. The lease rate is believed to approximate fair market value for this type of aircraft. During 2006 and 2005, respectively, the Company paid an aggregate of $670,000 and $812,000 for the rental of the airplane. The airplane is used principally by Mr. Paul Black, Chief Operating Officer, and Mr. Trace Devanny, President, to make client visits.

11. Commitments

The Company leases space to unrelated parties in its North Kansas City headquarters complex and in other business locations under noncancelable operating leases. Included in other revenues is rental income of $305,000, $583,000 and $63,000 in 2006, 2005 and 2004, respectively.

The Company is committed under operating leases for office space and computer equipment through December 2023. Rent expense for office and warehouse space for the Company's regional and global offices for 2006, 2005, and 2004 was $11,391,000, $9,056,000 and $6,470,000, respectively. Aggregate minimum future payments (in thousands) under these noncancelable operating leases are as follows:

Years	Aggregate minimum future payments
2007	17,567
2008	15,615
2009	12,387
2010	10,512
2011	10,154
2012 and thereafter	45,482

12. Segment Reporting

The Company has two operating segments, Domestic and Global. Beginning in 2006, we began allocating certain expenses related to our managed services that were previously classified as Other to the geographic segment to which they relate. As a result, the prior periods have been retroactively adjusted to reflect the change in reportable segments. Revenues are derived primarily from the sale of clinical, financial and administrative information systems and solutions. The cost of revenues includes the cost of third party consulting services, computer hardware and sublicensed software purchased from computer and software manufacturers for delivery to clients. It also includes the cost of hardware maintenance and sublicensed software support subcontracted to the manufacturers. Operating expenses incurred by the geographic business segments consist of sales and client service expenses including salaries of sales and client service personnel, communications expenses and unreimbursed travel expenses. Performance of the segments is assessed at the operating earnings level and, therefore, the segment operations have been presented as such. "Other" includes revenues not generated by the operating segments and expenses such as software development, marketing, general and administrative and depreciation that have not been allocated to the operating segments. The Company does not track assets by geographical business segment.

Accounting policies for each of the reportable segments are the same as those used on a consolidated basis. The following table presents a summary of the operating information for the years ended December 30, 2006 and December 31, 2005.

	Operating Segments			
2006	**Domestic**	**Global**	**Other**	**Total**
Revenues	$ 1,166,662	207,367	4,009	1,378,038
Cost of revenues	251,574	39,224	172	290,970
Operating expenses	308,085	107,571	505,245	920,901
Total costs and expenses	559,659	146,795	505,417	1,211,871
Operating earnings	$ 607,003	60,572	(501,408)	166,167

	Operating Segments			
2005	**Domestic**	**Global**	**Other**	**Total**
Revenues	$ 1,043,804	113,317	3,664	1,160,785
Cost of revenues	238,096	17,189	(599)	254,686
Operating expenses	288,098	48,098	429,467	765,663
Total costs and expenses	526,194	65,287	428,868	1,020,349
Operating earnings	$ 517,610	$ 48,030	$ (425,204)	$ 140,436

	Operating Segments			
2004	**Domestic**	**Global**	**Other**	**Total**
Revenues	$ 862,276	62,426	1,654	926,356
Cost of revenues	187,114	7,582	1,652	196,348
Operating expenses	201,721	33,989	382,834	618,544
Total costs and expenses	388,835	41,571	384,486	814,892
Operating earnings	$ 473,441	$ 20,855	$ (382,832)	$ 111,464

13. Accrued Vacation Pay Adjustment

In conjunction with a review of the process for calculating the liability for accrued vacation pay at the end of the third quarter of 2004, the Company determined that the liability on the balance sheet relating to periods prior to 2004 was understated by $3,346,000. While the Company was fully accrued for all vested vacation that would be subject to payout upon termination, the Company understated the liability for accumulated vacation that could be used in subsequent periods by associates in excess of the vested amount payable upon termination.

The expense, if properly recorded in 2000 through 2003, would have increased 2003 net earnings by $0.1 million and would have decreased net earnings by $0.4 million in 2002, $0.6 million in 2001, and $1.2 million in 2000. The cumulative impact on net earnings is a decrease of $2.1 million for this four-year period. The impact on 2004 net earnings is a positive $8 thousand. As the impact to prior year's annual financial statements was not material, Cerner recorded additional expense of $3,346,000, $2,076,000 million after-tax, in the 2004 third quarter to appropriately reflect the liability as of October 2, 2004. The Company has revised its process for calculating the liability for accumulated vacation to accurately report this information in the future.

14. Stock Split

On December 14, 2005 the Company's Board of Directors announced a two-for-one stock split, payable on January 9, 2006 in the form of a one hundred percent (100%) stock dividend to shareholders of record on December 30, 2005. In connection with the stock split, a portion of the distribution of the stock dividend came from 1,502,999 treasury shares previously reflected in the consolidated balance sheets. All share and per share data have been retroactively adjusted for all periods presented to reflect the stock split including the use of treasury shares, as if the stock split had occurred at the beginning of the earliest period presented. The number of common shares issued and outstanding at December 31, 2005 previously presented in the Company's 2005 Annual Report on Form 10-K was overstated by 1,502,999 shares. This has been corrected in the accompanying consolidated balance sheet and statement of changes in equity noting the correct number of common shares issued and outstanding at December 31, 2005, January 1, 2005 and January 3, 2004 was 77,011,464, 73,273,938 and 71,108,730, respectively.

15. Quarterly Results (unaudited)

Selected quarterly financial data for 2006 and 2005 is set forth below:

(In thousands, except per share data)		Revenues	Earnings before Income taxes	Net earnings	Basic Earnings per share	Diluted Earnings per share
2006 quarterly results: (1)						
April 1	$	321,224	33,426	20,144	.26	.25
July 1		330,572	39,368	23,873	.31	.29
Sept. 30		345,452	43,831	26,728	.34	.33
December 30 (2)		380,790	50,919	39,146	.50	.48
Total	$	1,378,038	167,544	109,891		
2005 quarterly results:						
April 2 (3)	$	262,354	20,941	12,520	.17	.16
July 2		277,815	32,889	19,803	.27	.26
October 1 (4)		294,622	36,149	26,556	.36	.34
December 31		325,814	45,265	27,372	.36	.34
Total	$	1,160,785	135,244	86,251		

(1) Includes share-based compensation expense. The impact of this expense is a decrease in net earnings and a decrease to diluted earnings per share by quarter as follows:

(In millions, except per share data)		Net earnings, net of tax benefit	Tax benefit	Diluted Earnings per share
2006 quarterly results:				
April 1	$	2.9	1.8	.03
July 1		3.1	2.0	.04
Sept. 30		2.9	1.8	.03
December 30		2.8	1.7	.03

(2) Includes a tax benefit of $7.9 million related to the extension of the Federal research and development credit, the recognition of certain state tax benefits and adjustments to correct certain federal and foreign items unrelated to the fourth quarter of 2006. This results in an increase to diluted earnings per share of $.10.

(3) Includes a charge for the write-off of acquired in process research and development related to the acquisition of the medical business division of VitalWorks, Inc. The impact of this charge is a $3.9 million decrease, net of $2.4 million tax benefit, in net earnings and a decrease to diluted earnings per share of $.05 for the first quarter and 2005.

(4) Includes a tax benefit of $4.8 million relating to the carryback of a capital loss generated by the sale of Zynx Health Incorporated in the first quarter of 2004. The impact of this refund claim is a $4.8 million increase in net earnings and an increase in diluted earnings per share of $.06 for the third quarter and 2005.

(5) Reflects the effect of a split distributed on January 9, 2006.

Stock Price Performance Graph

The following graph presents a comparison for the five-year period ended December 30, 2006 of the performance of the Common Stock of the Company with the NASDAQ Composite Index (US Companies) (as calculated by The Center for Research in Security Prices) and the NASDAQ Computer/Data Processing Group (as calculated by The Center for Research in Security Prices):



Comparison of 5 Year Cumulative Total Return
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/01
12/02
12/03
12/04
12/05
12/06
Cerner Corporation
Nasdaq Computer and Data Processing Index
Nasdaq Stock Market (US Companies)

The above comparison assumes $100 was invested on December 30, 2001 in Common Stock of the Company and in each of the foregoing indices and assumes reinvestment of dividends. The results of each component issuer of each group are weighted according to such issuer's stock market capitalization at the beginning of each year.

Annual Shareholders' Meeting

The Annual Shareholders' Meeting will be held at 10:00 a.m. on May 25, 2007, at The Cerner Round auditorium in the Cerner Vision Center, located on the Cerner campus at 2850 Rockcreek Parkway, North Kansas City, Missouri. A formal notice of the Meeting, with a Proxy Statement and Proxy form, will be mailed, to each shareholder of record, in April 2007.

Annual Report/10-K Report

Publications of interest to current and potential Cerner investors are available upon written request or via Cerner's Web site at www.cerner.com. These include annual and quarterly reports and the Form 10-K filed with the Securities and Exchange Commission.

Written requests should be made to:

Cerner Corporation
Investor Relations
2800 Rockcreek Parkway
North Kansas City, MO 64117-2551

Inquires of an administrative nature relating to shareholder accounting records, stock transfer, change of address and miscellaneous shareholder requests should be directed to the transfer agent and registrar, UMB Bank, at 1-800-884-4225.

Transfer Agent and Registrar

Securities Transfer Division
UMB Bank
P.O. Box 419064
Kansas City, MO 64141-0064
1-800-884-4225

Stock Listings

Cerner Corporation's common stock trades on The NASDAQ Stock Market LLC under the symbol CERN.

Independent Accountants

KPMG LLP
Kansas City, MO


CERNER
All Together

World Headquarters
2800 Rockcreek Parkway
North Kansas City, MO, USA
64117-2551
816.221.1024 Phone
www.cerner.com

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END